12027223

BSQUARE

FORGING SMART CONNECTIONS

Annual Report and Proxy
2011

www.bsquare.com

May 4, 2012

Dear Fellow Shareholders,

While 2011 turned out to be a more difficult year than we expected, we remained focused on our goal of building the premiere supplier of products and services to the smart connected device ecosystem worldwide. We are not happy with our financial performance in 2011 – our revenue was flat year over year and because of the forward investments that we made during the year, we had a small net loss for the year. Our flat revenue was a result of softness in customer demand, especially early in the year, which appears to be related to economic conditions and to uncertainty in the roadmap for certain Microsoft products which caused some of our larger customers to delay or cancel device programs. As we write this letter in early 2012, we expect that some economic uncertainty will continue, however Microsoft has solidified several key product roadmaps and we expect to see some customers move forward again on new projects.

Despite a difficult year, we had many accomplishments. During the year we:

- Expanded our Taiwan development center by adding additional engineering capacity to service and support our growing Asia customer base, as well as to provide high-quality, low-cost engineering resources to our North America and European customers.
- Opened our first development center in Beijing to augment our Taiwan center, provide low-cost engineering resources to North America and Europe, but to also directly service customers in China.
- Invested in expanding our service capabilities beyond our primary focus on Microsoft Embedded products to expand our addressable service market. During 2011 we built expertise in Android technologies, the QNX operating system and HTML5 user interface technologies.
- Transitioned our Ford MyTouch competency center over to Microsoft. Microsoft has taken over the role as lead system integrator on the Ford MyTouch program, and we were pleased that Microsoft chose to retain the BSQUARE team to continue MyTouch work. Our agreement with Microsoft is through the end of June 2012; however we currently expect to be working beyond that date.
- Recruited Mark Whiteside to lead our Engineering Services team. Mark has a deep background in leading and growing large consulting teams located across geographic regions. Mark is charged with improving the value and efficiency of our consulting practices, world-wide.
- Released version 10 of our TestQuest automated testing program. TestQuest 10 brings together the best features from the original TestQuest products: TestQuest PRO and Countdown.
- Announced the license of our Handset Certification Platform (HCP) to China Mobile, the world's largest network operator. China Mobile uses our HCP product to perform Mean Time Between Failure (MTBF) tests on new smartphones that will be offered to China Mobile's customers.
- Announced a Global Sales and Marketing relationship with Future Electronics, one of the largest integrated electronics distributors in the world. BSQUARE and Future are working together to market each other's products and services to each company's respective customer bases.
- Announced a new agreement with Microsoft that expands the territory in which BSQUARE can sell Microsoft Embedded products to include the United Kingdom and Germany.
- Closed the purchase of MPC Data, a leading systems integrator in the United Kingdom. MPC Data is a longtime provider of services for customers who use Microsoft Embedded, Linux and QNX operating systems to power their devices. The acquisition of MPC Data is synergistic with the expansion of our Microsoft Embedded distribution territory to include the United Kingdom and Germany.
- Established a relationship with Qualcomm to be the first and only distributor for Qualcomm Snapdragon development systems.

The world is in the midst of a connectivity revolution. Reports published by International Data Corporation (IDC), Gartner, Forrester Research and others point to a huge increase in the number of smart connected devices over the next decade. Many device makers do not have the full expertise or staff to create and test all the software that is needed to power these devices and they often look to buy products and services from firms, such as BSQUARE, that have built deep experience and expertise in the development of smart devices by helping hundreds of customers every year build their devices.

This trend of intelligence and connectivity built into billions of devices is the opportunity that we seek to exploit. To that end, in 2011 we focused our efforts on new investments into our Asian operations, European operations, TestQuest and Handset Certification products. In 2012 we do not expect to launch a raft of new investments, rather we seek to mature the investments we started in 2011, improve our operational performance and return to profitability for the year. Our focus areas for 2012 are expected to include:

- Positioning ourselves for product and service success in emerging technology areas, especially Windows 8 on ARM processors and HTML 5.
- Growing our TestQuest 10 and Handset Certification Platform customer base and revenue.
- Growing our European customer base and revenue.
- Growing our Asian customer base and revenue.

Our mission is to create great product and service solutions that are valuable to our customers, grow our revenues and profits and increase shareholder value.

We wish to thank our shareholders for their continued interest in BSQUARE. We especially want to thank our employees for the hard work, dedication and the innovation that they bring to BSQUARE.

Sincerely,

Brian T. Crowley
President and CEO

Elliott H. Jurgensen Jr.
Chairman

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 000-27687

BSQUARE CORPORATION
(Exact name of registrant as specified in its charter)

Washington	**91-1650880**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

110 110th Avenue NE, Suite 200, Bellevue, Washington 98004
(Address of principal executive offices)

Registrant's telephone number, including area code: (425) 519-5900

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, no par value	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)

Securities registered pursuant to Section 12(g) of the Act:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of common stock held by non-affiliates of the registrant as of June 30, 2011 was approximately $65,000,000 based on the closing price of $6.27 per share of the registrant's common stock as listed on the NASDAQ Global Select Market.

The number of shares of common stock outstanding as of January 31, 2012: 10,887,139.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement to be delivered to shareholders in connection with the annual meeting of shareholders to be held on June 13, 2012 are incorporated by reference into Part III of this Annual Report on Form 10-K.

BSQUARE CORPORATION

FORM 10-K

TABLE OF CONTENTS

PART I

Item 1. *Business.*

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, including any information incorporated by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended, (the "Exchange Act"). In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expect," "plan," "intend," "forecast," "anticipate," "believe," "estimate," "predict," "potential," "continue," or the negative of these terms or other comparable terminology, which when used are meant to signify the statement as forward-looking. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements that are not historical facts. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and situations that are difficult to predict and that may cause our own, or our industry's, actual results to be materially different from the future results that are expressed or implied by these statements. Accordingly, actual results may differ materially from those anticipated or expressed in such statements as a result of a variety of factors, including those set forth under Item 1A, "Risk Factors." Such forward-looking statements include, but are not limited to, statements with respect to the following:

- the development of the smart device market and our ability to address its opportunities and challenges;
- the adoption of Microsoft® Windows® CE, Windows XP Embedded, Windows Mobile, Android, Linux and other operating systems that our software offerings support as the systems of choice for many device hardware and software vendors;
- our business plan and our strategy for implementing our plan;
- our ability to expand and capitalize on our strategic relationships with silicon vendors and other hardware and software vendors;
- our ability to maintain our relationship with Microsoft Corporation ("Microsoft") and expectations related to our distribution of Windows Mobile and other Microsoft Windows Embedded operating systems;
- our ability to address challenges and opportunities in the international marketplace;
- our ability to develop our technology and expand our proprietary software and service offerings; and
- our anticipated working capital needs and capital expenditure requirements, including our ability to meet our anticipated cash needs.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date made. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Readers, however, should carefully review the factors set forth in this and other reports or documents that we file from time to time with the Securities and Exchange Commission ("SEC").

BUSINESS

Overview

As used in this Annual Report on Form 10-K, "we," "us", "our" and "the Company" refer to BSQUARE Corporation. We provide software solutions to companies that develop smart, connected devices. A smart, connected device is a dedicated purpose computing device that typically has a display, runs an operating system (e.g., Microsoft® Windows® CE or Google Android) and may be connected to a network via a wired or wireless connection. Examples of smart devices include set-top boxes, home gateways, point-of-sale terminals, kiosks, voting machines, gaming platforms, tablets, handheld data collection devices, personal media players, smart phones and devices targeted at automotive applications. We focus on smart devices that utilize embedded versions of the Microsoft Windows family of operating systems, specifically Windows Embedded Compact, Windows Embedded Standard and Windows Mobile™ as well as devices running other popular operating systems such as Android, Linux, and QNX.

We have been providing software solutions to the smart device marketplace since our inception. Our customers include world class original equipment manufacturers ("OEMs"), original design manufacturers ("ODMs") and enterprises, as well as silicon vendors ("SVs") and peripheral vendors which purchase our software solutions for purposes of facilitating processor and peripheral sales to the aforementioned customer categories. In the case of enterprises, our customers include those which develop, market and distribute smart devices on their own behalf as well as those that purchase devices from OEMs or ODMs and require additional device software or testing. The software solutions we provide are utilized and deployed throughout various phases of our customers' device life cycle, including design, development, customization, quality assurance and deployment.

We were incorporated in the State of Washington in July 1994. Our principal office is located at 110 110th Avenue NE, Suite 200, Bellevue, Washington 98004, and our telephone number is (425) 519-5900.

Industry Background

The increasing opportunity for connectivity and exchange of data, information or multimedia content is driving demand for easy-to-use, cost-effective and customizable methods of electronic communication. Although the personal computer ("PC") had historically been the traditional means of electronically connecting suppliers, partners, customers and consumers, the benefits of "smart devices" have led to their rapid adoption as a new class of powerful technology.

Smart, connected devices are particularly attractive because they are often less expensive than desktop and laptop computers; have adaptable configurations, including size, weight and shape; and are able to support a variety of customized applications and user interfaces that can be designed for specific tasks. These devices also are often compatible with existing business information systems. These classes of smart, connected devices bring connected computing to very large, rapidly growing markets where desktop and laptop computers might be too expensive or otherwise impractical for general use.

The smart device industry is characterized by a wide variety of hardware configurations and end-user applications, often designed to address a specific vertical market. To accommodate these diverse characteristics in a cost-effective manner, OEMs and ODMs require operating systems that can be integrated with a diverse set of smart devices and support an expanding range of industry-specific functionality, content and applications.

The smart device marketplace is being influenced by the following factors:

- Growing demand by business professionals and consumers for converged mobile devices, which combine telephony, data (such as email and internet browsing), multimedia and location awareness, is driving new sophisticated smart device designs by OEMs and ODMs;
- Businesses are looking to deploy specialized devices into stores, shopping centers, shop floors, etc., or to their employees who work in the field but need connectivity to business systems and data.
- The ubiquity of cellular and WLAN wireless networks is driving rapid adoption of smart devices that leverage broadband and high-speed wireless data networks, including Internet Protocol ("IP") set-top boxes, voice-over-IP ("VoIP") phones, residential gateways, and home networking solutions linking smart devices with PCs;

- Expectations for device functionality continue to grow. Users of smart devices expect to be able to access email and the Internet, synchronize their devices with corporate data sources and deploy multiple applications on their devices;
- The adoption of a new generation of devices, such as the Apple iPhone and the Motorola Droid, has increased demand for high-performance, multimedia-capable devices that are able to access, share and play audio, video and application content located on remote computers;
- Security is an increasingly important concern as devices are now often able to access networks and store sensitive information locally such as email, spreadsheets and other documents. Users are demanding that these types of information be protected in the same ways they are protected on the desktop;
- Higher bandwidth networks coupled with larger displays and increased processing power found on new devices means that more multimedia content will be available to devices—increasing demand for digital rights management, content management and related technologies; and
- Increase in device complexity is being driven by rising user expectations of functionality, complex device interactions with wireless networks and updated versions of embedded operating systems and silicon processors, all of which are driving OEMs and ODMs to continually refresh and update their device designs.

Software Solutions for Smart Device Makers

Our customers include world class OEMs and ODMs, enterprises, mobile network operators, SVs and peripheral vendors which are developing smart devices or assisting others in doing so. Representative customer relationships in 2011 included the following:

- Ford Motor Company ("Ford") continued to engage us to assist in the development of their next generation infotainment offering called MyFord Touch. The MyFord Touch infotainment system is an in-car communications and entertainment system which enables drivers of Ford's car offerings to access a wide range of connected information and entertainment experiences including music and multi-media services, hands-free telephony, Internet-enabled applications, language services, news and navigation. Our initial project with Ford was completed in the third quarter of 2010 where we provided them hardware design and implementation, platform level software development, application level software development, quality assurance services and systems integration services for the MyFord Touch. Since we completed the initial project, we are now primarily focused on developing and integrating new user applications for the MyFord Touch, enhancing existing applications and customizing the MyFord Touch platform for additional vehicle models. In 2012, we will continue to work on the MyFord Touch project; however, rather than work directly for Ford, we have been engaged by Microsoft who is the primary provider of services for the MyFord Touch programs;
- The Coca-Cola Company ("Coca-Cola") continues to engage us to assist in the development of Freestyle® Coke's next generation drink dispensing machine; and
- China Mobile Communications Corporation, through several systems integrators, purchased our Countdown automated testing tool to perform field testing of its devices in 31 provinces within China. Other leading smart device companies such as Motorola, Qualcomm and Siemens also purchased our automated device testing tools.

The software we deliver to our customers as part of our software solutions takes three forms. The first is our own proprietary software products, the second is best-of-class third-party software products and the last is custom software delivered through our engineering services teams. Due to the complexity of embedded software, the integration of our own proprietary software and/or third-party software products on customers' devices often requires us to provide additional engineering services to accomplish systems integration, customization and/or optimization as well as quality assurance testing. Our goal is to increase the breadth and depth of our software product and engineering service offerings to smart device customers to enhance our position as an overall smart device software solutions provider.

Proprietary Software Products

Our primary proprietary software offerings include:

- TestQuest 10—TestQuest 10 is our next generation software testing automation tool that provides customers with a complete test solution that brings together everything necessary to test smart devices including tools to create and manage test cases, a platform that allows teams to collaborate on test development, an execution environment that enables tests to be executed on the smart device and capture results, and a reporting tool that allows customers to analyze test results. This new technology has replaced Countdown and TestQuest Pro as our primary offering for automated device testing;
- Handset Certification Platform—The Handset Certification Platform ("HCP") builds upon our automated testing tool technology to allow mobile operators to implement standardized handset tests across their OEM suppliers; and
- TI Windows Embedded Compact and Windows Mobile BSP—We worked with Texas Instruments to create the standard Windows Embedded Compact Board Support Packages (BSP) for the TI OMAP 35XX and 37XX family of processors and the standard Windows Mobile BSP for the TI OMAP 34XX and 36XX family of processors, both of which are used in a variety of mobile and embedded device designs. We also have several other off-the-shelf BSP products that support other processors.

Third-Party Software Products

We have license and distribution agreements with multiple third-party software vendors. Our ability to resell these third-party software products, whether stand-alone or in conjunction with our own proprietary software and engineering service offerings, provides our customers with a significant solution source for their smart device project needs. Our primary third-party software offerings include the following:

- For 13 years, we have been a Microsoft authorized Value-Added Provider ("VAP") of Windows Embedded operating systems and toolkits for Windows Embedded Compact, Windows Embedded Standard and Windows Embedded Server, along with other Microsoft related and legacy technology. We are authorized to sell Windows Embedded operating systems in North America, including Mexico, as well as in much of the European Union, with an initial focus on the United Kingdom and Germany. Of our total revenue in 2011, 45% was generated through the sale of Windows Embedded operating systems, compared to 52% in 2010. Our current distribution agreements related to Windows Embedded expire in June 2012;
- We have been a Microsoft authorized VAP of Windows Mobile operating systems since November 2009. Along with Windows Mobile operating systems, we also sell Microsoft's Office Mobile and several other related products. We are currently authorized to sell Windows Mobile operating systems and related products in North America, South America, and Central America (the "Americas"), Japan, Korea, Taiwan, and the region comprised of Europe, the Middle East, and Africa ("EMEA"). 15% of our total revenue in 2011 was generated through the sale of Windows Mobile operating systems, compared to 11% in 2010. Our current distribution agreements related to Windows Mobile expire in June and July of 2012;
- We are an authorized distributor for Adobe Flash Lite technology. We have the right to distribute Adobe Flash Lite licenses to OEMs and ODMs and others worldwide;
- We are an authorized distributor of McAfee Inc.'s Embedded Security product to OEMs in North America; and
- We sub-license and resell other third-party software such as Datalight Inc.'s FlashFX and Reliance products.

Software revenue for the last two fiscal years was as follows (in thousands):

	2011	2010
Software revenue:		
Third-party software	$62,703	$63,886
Proprietary software	5,607	5,173
Total software revenue	$68,310	$69,059
Software revenue as a percentage of total revenue	71%	71%
Third-party software revenue as a percentage of total software revenue	92%	93%

The sale of Microsoft operating systems has accounted for substantially all of our third-party software revenue historically, including 93% of third-party software revenue in 2011 and 95% of third-party software revenue in 2010.

Engineering Service Offerings

Our service offerings include:

- Architectural and system design consulting services;
- Software design and development services;
- Platform development systems integration;
- Radio Interface Layer ("RIL") development and testing;
- Application, middleware and multimedia software development;
- Adobe Flash Lite Player porting and Flash User Interface development;
- Quality assurance and testing services;
- Device solution strategy consulting;
- Technical support;
- Implementation services; and
- Training.

Customers utilize our engineering services due to our extensive device software development and testing experience and because of our deep experience with embedded and mobile operating systems. We believe that engaging us on a new device design typically results in shorter development cycles and reduced time-to-market, lower overall costs to complete projects, and enhanced product robustness and features, which a customer may have been unable to achieve through other means.

Service revenue for the last two fiscal years was as follows (in thousands):

	2011	2010
Total service revenue	$28,533	$27,715
Service revenue as a percentage of total revenue	29%	29%

Revenue recognized for services provided to Ford accounted for 34% ($9.7 million) and 47% ($12.9 million) of total service revenue during 2011 and 2010, respectively.

Strategy

Our strategy is to continue to enhance our position as a leading provider of smart device software solutions and related services, ultimately becoming the go-to solutions provider for our customers and potential customers around the globe. To advance this strategy, we intend to continue to focus on the following areas:

- We are expanding our geographies served around the globe. Our acquisition of MPC Data Limited ("MPC") in 2011 established our European engineering services delivery center as well as a platform for European growth of our other offerings. We also opened our first development center in China, located in Beijing, as well as expanded our Taiwan development center during 2011. Our plans to grow our software development capacity in 2012 are focused primarily on continued expansion in China;
- We have recently expanded, and expect to continue to expand, our global sales presence to better serve our customers in their markets. We added a direct sales presence in the United Kingdom through our acquisition of MPC, and expanded our sales teams throughout Asia in late 2010 and 2011 as well. Regional expansion will continue with the hiring of additional sales and support staff in Europe in 2012;
- We are working to expand the number of engineering service practice areas that we offer to our customers. Through our acquisition of MPC, we expanded our capabilities to provide services for the Linux, Android, and QNX operating systems;
- We are investing in the mobile and automotive vertical segments in order to put together compelling solutions offerings designed to expand our business in those growing segments;
- We are actively searching for additional software products from third-party software providers that we can resell. We believe that we have established a premiere reseller channel through our sales of Microsoft operating systems and other third-party software products, and wish to leverage our channel by selling additional products;
- We recently introduced TestQuest 10 which, we believe, provides one of the most compelling automated device testing solutions on the market;
- We are investing in our HCP solution, achieved our first HCP installation at China Mobile during 2011, and are attempting to sell our HCP solution to other multiple mobile network operators worldwide;
- We are seeking additional proprietary software products in which to invest; and
- We will continue to seek businesses that we can partner with or acquire that will further our strategic goals as we did with the MPC acquisition.

Relationship with Microsoft and Impact on our Smart Device Solutions Business

We have a long-standing relationship with Microsoft and this relationship is critical to the continuing success of our business. Our credentials as a Microsoft partner include:

- We have been one of Microsoft's largest distributors of Windows Embedded operating systems (e.g. Windows Embedded Compact) for over 13 years. Our territory is limited to North America, including Mexico, as well as most of the European Union although we are currently only selling into the United Kingdom and Germany;
- We have been a distributor of Microsoft's Windows Mobile operating systems since November 2009 in the Americas, Japan, Korea, Taiwan, and the EMEA region;
- We are a Windows Embedded Gold-level Systems Integrator;
- We are a Microsoft Gold Certified Partner in Microsoft's general partner program;
- We were the Microsoft Distributor of the Year for 2011;

- We received a Microsoft Technical Excellence Award for our delivery of highest quality technical solutions on the latest Windows Embedded technologies in the European region in 2011;
- We are a developer and provider of Microsoft Official Curriculum Training for Windows Embedded Compact and Windows Embedded Standard;
- We are a Microsoft Auto training partner;
- We are a Preferred Provider of Visual Tools for Microsoft;
- We are a Gold-level member of Microsoft's Third-Party Tools Provider Program; and
- We have been engaged by Microsoft on various service engagements.

We work closely with Microsoft executives, developers, product managers and sales personnel. We leverage these relationships in a variety of ways, including:

- We gain early access to new Microsoft embedded software and other technologies;
- We are able to leverage co-marketing resources from Microsoft, including market development funds, to support our own marketing and sales efforts;
- We participate in Microsoft-sponsored trade shows, seminars, and other events;
- We receive sales leads from Microsoft; and
- We receive rebates from Microsoft based upon the achievement of predefined sales objectives.

See Item 1A, "Risk Factors," for more information regarding our relationship with Microsoft.

Customers

Customers of our software solutions and engineering services include leading OEMs, ODMs, SVs, peripheral vendors, and other enterprises seeking to leverage the software we provide them, be it our own proprietary software, third-party software or custom software developed via our engineering services, to develop high-quality, full-featured smart devices that meet the requirements of numerous end-markets. Representative customers include Ford, Coca-Cola, Qualcomm Inc., Tyco Electronics Ltd., Honeywell International, Inc., Canon, Inc., Microsoft, Motorola Solutions, and Research In Motion Ltd.

Ford accounted for $9.7 million, or 10%, of total revenue in 2011, compared to $12.9 million, or 13%, of total revenue, in 2010. No other customer accounted for 10% or more of total revenue in 2011 or 2010. Revenue generated from Ford has been declining primarily due to completion of the main MyFord Touch project in August 2011, although we have continued to work on the MyFord Touch program since then. In 2012, we will continue to work on the MyFord Touch project under the direction of Microsoft which has become our customer for these services as they have partnered with Ford to be the primary contractor for MyFord Touch programs.

Sales and Marketing

We market our software solutions and engineering services predominantly through our direct sales and sales support organization located primarily in the United States, Taiwan, and the United Kingdom. We also have minor sales and sales support presences in China, Korea, and Japan. The majority of our sales and marketing personnel are located in the United States, but increasingly our expansion of sales and marketing personnel has focused on markets outside North America. Historically, we have not made significant use of resellers, channel partners, representative agents or other indirect channels.

Key elements of our sales and marketing strategy include direct marketing, trade shows, event marketing, public relations, customer and strategic alliance partner co-marketing programs and a comprehensive website. We rely significantly on lead referral and other marketing support programs from strategic partners.

Research and Development

Our research and development personnel are responsible for the design, development and release of our proprietary software products. The majority of our research and development personnel are focused on development of our TestQuest automated testing tools, including TestQuest 10 and HCP. Members of our research and development staff work closely with our sales and marketing departments, as well as with our customers and potential customers, to better understand market needs and requirements. We perform our research and development primarily utilizing engineering staff located in the United States but increasingly have been performing our research and development in locations outside the United States. Research and development expense was $3.8 million and $3.4 million in 2011 and 2010, respectively.

Competition

The market for smart device software and services is extremely competitive. We face competition from the following:

- Our current and potential customers' internal research and development departments, which may seek to develop their own proprietary products and solutions that compete with our proprietary software products and engineering services;
- Engineering service firms, including off-shore development companies, such as Adeneo, Teleca and Wipro;
- ODMs, particularly those in Taiwan and China, which have added or are adding software development capabilities to their offerings;
- Contract manufacturers which have added or are adding software development capabilities to their offerings;
- Mobile and embedded test automation providers including Perfecto Mobile, mVerify, JAMO Solutions, SmartBear Software (AutomatedQA), TestPlant (eggPlant) and Keynote. In this market we also compete against customers' internally created tools and against manual testing;
- Microsoft Windows Embedded operating system distributors such as Arrow Electronics, Inc. ("Arrow"), and Avnet, Inc. ("Avnet"); and
- Microsoft Windows Mobile operating system distributors who began competing with us in our approved regions in 2011 such as Avnet in the Americas; Synnex Corporation in Taiwan; and MDS Technology Co., Ltd in Korea.

Some of our competitors focus on only one aspect of our business or offer complementary products which can be integrated with our products. As we develop and bring to market new software products and service offerings, particularly offerings focused on specific industries and/or focused on devices utilizing non-Windows Embedded operating systems, we may begin competing with companies with which we have not previously competed. Further, as we expand the geographic markets into which we sell our software solutions and related services, we may expect to increasingly compete with companies with which we have not previously competed. It is also possible that new competitors will enter the market or that our competitors will form alliances, including alliances with Microsoft, that may enable them to rapidly increase their market share. Microsoft has not agreed to any exclusive arrangement with us, nor has it agreed not to compete with us. Microsoft may decide to bring more of the core embedded development services and expertise that we provide in-house, possibly resulting in reduced software and service revenue opportunities for us. The barrier to entering the market as a provider of Windows-based smart device software and services is low. In addition, Microsoft has created marketing programs to encourage systems integrators to work on Windows Embedded and Windows Mobile operating system software and services. These systems integrators are given substantially the same access by Microsoft to the Windows technology as we are. New competitors may have lower overhead than we do and may be able to undercut our pricing. We expect that competition will increase as other established and emerging companies enter the smart device market, and as new products and technologies are introduced.

International Operations

Until recently, our international operations outside of North America consisted principally of operations in Taipei, Taiwan. However, in September 2011 we acquired MPC, a United Kingdom based provider of embedded software engineering services. The acquisition was part of our overall growth strategy and is designed to capitalize on the growing market for smart, connected devices by expanding both the breadth of services offered and the geographies that we serve. Also, during 2011 we established a software development center in Beijing, China and expanded our presence in Taiwan.

We have minor sales and sales support presences in China, Korea, and Japan. We also have a partner in India that provides contract engineering services. Because our OEM Distribution Agreement with Microsoft for the sale of Microsoft Windows Embedded operating systems (e.g. Windows Embedded Compact) has been, until relatively recently, restricted to North America, including Mexico, the majority of our revenue continues to be generated from North America. In 2011, revenue generated from customers located outside of North America was 23% of total revenue, compared to 16% in 2010. The increase in non-North American revenue in 2011 was attributable to the sale of Windows Mobile operating systems, primarily in Asia, as well as the contribution from MPC which was acquired in September 2011.

See Item 1A, "Risk Factors," and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," for more information regarding our international operations.

Personnel

The following highlights the total number of employees by area:

	December 31, 2011	December 31, 2010
Engineering Services	207	128
Research and Product Development	32	21
Sales, Marketing and Administrative	76	66
Total	315	215

As of December 31, 2011, we were also utilizing the services of 41 contractors, primarily for engineering services, compared to 64 at December 31, 2010. Of the total headcount of 356 at December 31, 2011, 200 were located in North America, 65 were located in Taiwan, 51 were located in the United Kingdom, 18 were located in China, 13 were located in India and the remainder located in Japan, Korea, and other countries in Europe. As conditions necessitate, engineering service employees perform research and development activities and vice versa.

Intellectual Property and Other Proprietary Rights

In general, we attempt to protect our intellectual property rights through patent, copyright, trademark and trade secret laws and through contractual arrangements. However, we cannot be certain that our efforts will be effective to prevent the misappropriation of our intellectual property, or to prevent the development and design by others of products or technologies similar to, or competitive with, those developed by us.

Additionally, because a significant portion of our revenue relates to the sale of third-party software products, we also rely on our partners, particularly Microsoft, to appropriately protect their own intellectual property.

We currently have nine issued patents and one pending patent in the United States, and we have a number of registered trademarks in various jurisdictions. We will continue to pursue appropriate protections for our intellectual property.

See Item 1A, "Risk Factors," for more information regarding our intellectual property and other proprietary rights.

Available Information

We are a reporting company and file annual, quarterly and current reports and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. You also may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information we file electronically with the SEC at *http://www.sec.gov.*

Our Internet website is located at www.bsquare.com. We make available, free of charge, through the investor relations section of our website, under "SEC Filings," all our filings, including our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such material is filed with, or furnished to, the SEC.

Directors and Executive Officers of the Registrant

The following table sets forth certain information with respect to our directors and executive officers as of January 31, 2012:

Name	Age	Position
Brian T. Crowley	51	President and Chief Executive Officer, Director
Elwood D. Howse, Jr	72	Director
Elliott H. Jurgensen, Jr	67	Chairman of the Board
Scot E. Land	57	Director
William D. Savoy	47	Director
Kendra A. VanderMeulen	60	Director
Mark Whiteside	49	Vice President, Professional Engineering Services
Scott C. Mahan	47	Vice President, Finance; Chief Financial Officer; Secretary and Treasurer
Mark E. McMillan	48	Vice President, Worldwide Sales and Marketing
John F.K. Traynor	46	Vice President, Products

Item 1A. *Risk Factors.*

As discussed under Item 1 of Part I, "Business—Forward-Looking Statements," our actual results could differ materially from those expressed in our forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed below. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations. If any of the following risks occur, our business, financial condition, operating results, cash flows and the trading price of our common stock could be materially adversely affected.

Microsoft-Related Risk Factors

Due to the fact that we have historically provided software and services to customers building devices utilizing Microsoft's Windows Embedded and Windows Mobile operating systems, as well as the fact that a significant portion of our revenue is derived from the sale of Microsoft Windows Embedded and Windows Mobile operating systems, Microsoft has a significant direct and indirect influence on our business. The following represent several Microsoft-related risk factors which may negatively impact our business and operating results.

If we do not maintain our OEM and Windows Mobile Distribution Agreements with Microsoft or if Microsoft de-emphasizes or divests itself from these areas of its business, our revenue would decrease and our business would be adversely affected.

We have OEM Distribution Agreements ("ODA"s) for Software Products for Embedded Systems with Microsoft, which enable us to sell Microsoft Windows Embedded operating systems to our customers in the United States, Canada, the Caribbean (excluding Cuba), Mexico, the European Union and the European Free Trade Association. These ODAs are effective through June 30, 2012. We have also entered into other ODAs with Microsoft pursuant to which we are licensed to sell Microsoft Windows Mobile operating systems to customers in North America, South America, Central America, Japan, Taiwan, Korea, Europe, the Middle East, and Africa. The ODAs to sell Windows Mobile Operating Systems are effective through June 30, 2012 and July 31, 2012. We generated $58.4 million and $60.6 million of revenue in 2011 and 2010, respectively, through our sales of Microsoft operating systems and expect this revenue stream to continue in 2012. If any of the ODAs are terminated by Microsoft (which Microsoft can do unilaterally) or not renewed, or if Microsoft decides to no longer invest in or to divest itself from these areas of its business, our software revenue and resulting gross profit could decrease significantly and our operating results would be negatively impacted. Future renewals, if any, could be on less favorable terms, which could also negatively impact our business and operating results.

Microsoft can change pricing under the ODAs at any time and recently announced a new pricing change for Windows Embedded operating systems which is currently scheduled to take effect March 1, 2012. Microsoft could change its pricing structure again and, unless we are able to either pass through price increases to our customers or sign our customers to 12-month purchasing commitments, which lowers the price we pay to Microsoft, our revenue, gross profit and operating results would be negatively impacted. Further, Microsoft currently offers a rebate program in conjunction with our ODA activities in which we earn money for achieving certain predefined objectives. If Microsoft were to eliminate or negatively modify the rebate program, our gross profit and operating results would be negatively impacted. We earned rebate credits from Microsoft of $746,000 and $804,000 in 2011 and 2010, respectively.

Microsoft has audited our records under the ODAs in the past and will likely audit our records again in the future and any negative audit results could result in additional charges and/or the termination of the ODAs.

There are provisions in the ODAs that require us to maintain certain internal records and processes for royalty auditing and other reasons. Non-compliance with these and other requirements could result in the termination of the ODAs. Microsoft has concluded an audits of our records pertaining to the ODA in 2009 and 2007, neither of which had material findings. It is possible that future audits could result in charges due to any material findings that are found.

If we do not maintain our favorable relationship with Microsoft, we will have difficulty marketing and selling our software and services and may not receive developer releases of Windows Embedded and Windows Mobile operating systems. As a result, our revenue and operating results could suffer.

We maintain a strategic marketing relationship with Microsoft. If our relationship with Microsoft deteriorates for any reason, including an increased focus by us on customers building devices utilizing non-Microsoft Embedded or Mobile operating systems, our efforts to market and sell our software and services to OEMs and others could be adversely affected and our business could be harmed. Microsoft has significant influence over the development plans and buying decisions of OEMs and others utilizing Windows Embedded and Windows Mobile operating systems for smart devices and these targeted platforms are a significant focus for us. Microsoft provides customer referrals to us. Moreover, Microsoft controls the marketing campaigns related to its operating systems. Microsoft's marketing activities, including trade shows, direct mail campaigns and print advertising, are important to the continued promotion and market acceptance of Windows Embedded and Windows Mobile operating systems and, consequently, to our sale of Windows-based software and services. We must maintain a favorable relationship with Microsoft to continue to participate in joint marketing activities with them, which includes participating in "partner pavilions" at trade shows, listing our services on Microsoft's website, and receiving customer referrals. In the event that we are unable to continue our joint marketing efforts with Microsoft, or fail to receive referrals from them, we would be required to devote significant additional resources and incur additional expenses to market our software products and services directly to potential customers. In addition, we depend on Microsoft for developer releases of new versions of, and upgrades to, Windows Embedded and Windows Mobile software in order to facilitate timely development and delivery of our own software and services. If we are unable to maintain our favorable relationship with Microsoft and no longer continue receiving such new versions and updates, our revenue could decline significantly, and/or our costs could increase significantly, thereby negatively impacting our operating results.

Unexpected delays or announcement of delays by Microsoft related to product releases of Windows Embedded and/or Windows Mobile operating systems could adversely affect our revenue and operating results.

Unexpected delays or announcement of delays in Microsoft's delivery schedule for new versions of its Windows Embedded and/or Windows Mobile operating systems could cause us to delay our product introductions or impede our ability to sell our products and services and/or to complete customer projects on a timely basis. Such delays, or announcements of delays, by Microsoft could also cause our customers to delay or cancel their project development activities or product introductions, which could negatively impact our revenue and operating results.

If Microsoft adds features to its Windows operating systems or develops products that directly compete with products and services we provide, our revenue and operating results could be negatively impacted.

As the developer of Windows, Windows Embedded Compact, Windows Embedded Standard, Windows Server, Windows Embedded Standard, Windows Embedded Compact, and Windows Mobile operating systems, Microsoft could add features which eliminate or reduce our customers' need for our software and services, or Microsoft could develop standalone products and services that compete with the products and services we provide to our customers. The ability of our customers, or potential customers, to obtain products and services directly from Microsoft that compete with our products and services could negatively impact our revenue and operating results. Even if the standard features of future Microsoft operating system software were more limited than our offerings, a significant number of our customers, and potential customers, might elect to accept more limited functionality in lieu of purchasing additional software from us or delay the purchase of our products and services while they perform a comparison of Microsoft's competing offerings. Moreover, the resulting competitive pressures could lead to price reductions for our offerings and reduce our revenue and gross profit accordingly and our operating results could be negatively impacted.

If the markets for Windows Embedded and/or Windows Mobile operating systems fail to develop further, develop more slowly than expected, or decline, our business and operating results may be materially harmed.

Because a significant portion of our revenue to date has been generated by software and services targeted at customers and devices utilizing the Windows Embedded and Windows Mobile operating systems, if the markets for these systems or platforms fail to develop further, or develop more slowly than expected, or decline, our business and operating results could be negatively impacted. Market acceptance of Windows Embedded and Windows Mobile will depend on many factors, including:

- Microsoft's development and support of the Windows Embedded and Windows Mobile markets. As the developer and primary promoter of Windows Embedded Compact, Windows Embedded Standard and Windows Mobile, if Microsoft were to decide to discontinue or lessen its support of these operating systems and platforms, potential customers could select competing operating systems, which could reduce the demand for our Windows Embedded and Windows Mobile related software products and engineering services, from which a significant portion of our revenue is generated today;

- The ability of the Microsoft Windows Embedded and/or Windows Mobile operating systems to compete against existing and emerging operating systems for the smart device market, including: OSx from Apple, Inc., VxWorks and Linux from WindRiver Systems Inc.; Android from Google Inc.; Blackberry from Research In Motion Limited ("RIM"); and other proprietary operating systems. In particular, in the market for rugged handheld devices, Windows Mobile faces intense competition from the Android operating systems. In the market for converged devices, Windows Embedded faces intense competition from the Android operating system. Windows Embedded and Windows Mobile operating systems may be unsuccessful in capturing a significant share of these segments of the smart device market, or in maintaining its market share in these segments;
- The acceptance by OEMs and consumers of the mix of features and functions offered by Windows Embedded and Windows Mobile operating systems; and
- The willingness of software developers to continue to develop and expand the applications that run on Windows Embedded and Windows Mobile operating systems. To the extent that software developers write applications for competing operating systems that are more attractive to smart device users than those available on Windows Embedded and Windows Mobile operating systems, potential customers could select competing operating systems over Windows Embedded and Windows Mobile operating systems.

MyFord Touch-Related Risk Factors

If we do not obtain additional work on the MyFord Touch program through our new statement of work with Microsoft or elsewhere in the future our future revenue and gross profit would decrease and our operating results would be adversely affected.

We began working on the MyFord Touch infotainment project with Ford in the second quarter of 2008 and have been working on the program since then although the main program was completed in August 2010. Since inception of the program through December 31, 2011, our contractual relationship was with Ford. Effective January 1, 2012, our contractual relationship for the MyFord Touch program shifted from Ford to Microsoft, as Microsoft has become the primary vendor to Ford for this program. Revenue from Ford comprised $9.7 million, or 10%, of our total revenue in 2011. We expect this project work to continue in 2012 under our new statement of work with Microsoft but expect revenue from the MyFord Touch program to be lower, albeit still significant in 2012, than it was in 2011 due to the lower level of personnel resources utilized on the program. Our new statement of work with Microsoft currently runs through June 30, 2012. While expect to be actively involved in future projects with Microsoft and Ford beyond June 20, 2012, if our role on MyFord Touch is scaled back or eliminated beyond that point our revenue and resulting gross profit would suffer and negatively impact our operating results.

If we breach our agreement with Microsoft governing our work for Ford, or fail to comply with the requirements of the agreement, or are required to perform warranty repairs on any of the Ford vehicles into which our work is incorporated, or if any of those vehicles are recalled due to defects in our work, our revenue, operating results and overall business could be negatively impacted.

Our agreement with Microsoft governing our work for Ford on the MyFord Touch program provides customary representations and warranties and we accept liability for certain damages that are incurred as a result of our breach or failure to comply with the requirements of that agreement. These damages may include consequential damages. The agreement also provides that we will indemnify against certain third party claims. In addition, warranty repairs on our work for Ford could require us to devote additional hours that would not be billable. A significant warranty claim could require immediate remediation and consume a large amount of our billable resources until it is fixed, which could negatively impact our revenue, operating results and our business. In addition, if a defect were significant enough to require a vehicle recall, the costs of such a recall could be significant. We have increased our overall insurance amounts, but many claims, including, but not limited to, warranty and recall related issues, may not be covered by insurance.

General Business-Related Risk Factors

Our marketplace is extremely competitive, which may result in price reductions, lower gross profit margins and loss of market share.

The market for our software products and related services is extremely competitive. Increased competition may result in lower revenue, price reductions, lower gross profit and margin and loss of customers and market share, which could negatively impact our operating results. We face competition from:

- Our current and potential customers' internal research and development departments, which may seek to develop their own proprietary products and solutions that compete with our proprietary software products and engineering services;
- Engineering service firms, including off-shore development companies, such as Adeneo, Teleca and Wipro;
- ODMs, particularly those in Taiwan and China, which have added or are adding software development capabilities to their offerings;
- Contract manufacturers, which have added or are adding software development capabilities to their offerings;
- Mobile and embedded test automation providers including Perfecto Mobile, mVerify, JAMO Solutions, SmartBear Software (AutomatedQA), TestPlant (eggPlant) and Keynote. In this market we also compete against customers' internally created tools and against manual testing;
- Microsoft Windows Embedded operating system distributors such as Arrow Electronics, Inc ("Arrow") and Avnet, Inc. ("Avnet"); and
- Microsoft Windows Mobile operating system distributors who began competing with us in our approved regions in 2011 such as Avnet in the Americas; Synnex Corporation in Taiwan; and MDS Technology Co., Ltd in Korea.

Some of our competitors focus on only one aspect of our business or offer complementary products which can be integrated with our products. As we develop and bring to market new software products and service offerings, particularly offerings focused on specific industries and/or focused on devices utilizing non-Windows Embedded operating systems, we may begin competing with companies with which we have not previously competed. Further, as we expand the geographic markets into which we sell our software solutions and related services, we may expect to increasingly compete with companies with which we have not previously competed. It is also possible that new competitors will enter the market or that our competitors will form alliances, including alliances with Microsoft, that may enable them to rapidly increase their market share. Microsoft has not agreed to any exclusive arrangement with us, nor has it agreed not to compete with us. Microsoft may decide to bring more of the core embedded development services and expertise that we provide in-house, possibly resulting in reduced software and service revenue opportunities for us. The barrier to entering the market as a provider of Windows-based smart device software and services is low. In addition, Microsoft has created marketing programs to encourage systems integrators to work on Windows Embedded and Windows Mobile operating system software and services. These systems integrators are given substantially the same access by Microsoft to the Windows technology as we are. New competitors may have lower overhead than we do and may be able to undercut our pricing. We expect that competition will increase as other established and emerging companies enter the Windows-based smart device market, and as new products and technologies are introduced.

Our ability to maintain or grow our proprietary software revenue is contingent on our ability to bring to market competitive, unique offerings that keep pace with technological changes and needs. If we are not successful in doing so, our business would be negatively impacted.

Proprietary software product sales provide us with much higher gross profit margins than we typically receive from third-party software products and our engineering service offerings and provide other advantages as well. Increasing the number and amount of proprietary products we sell is an important part of our growth strategy. Our ability to maintain and increase the revenue contribution from proprietary software products is contingent on our ability to enhance the features and functionality of our current proprietary products as well as to devise, develop and introduce new products. There can be no assurance that we will be able to maintain or expand the number of proprietary products that we sell, and our failure to do so could negatively impact revenue and our operating results.

We may experience delays in our efforts to develop new products and services, and these delays could cause us to miss market opportunities which could negatively impact our revenue and operating results.

The market for our software and services evolves rapidly. As a result, the life cycles of our products and services are difficult to estimate. To be successful, we believe we must continue to enhance our current offerings and provide new software and service offerings with attractive features, prices and terms that appeal to our customers. We have experienced delays in new software and service offering introductions in the past and may do so again in the future. Our revenue and operating results may be negatively impacted if we delay releases of new products, product enhancements and/or new services offerings, or if we fail to accurately anticipate our customers' needs or technical trends and are unable to introduce new products and service offerings into the market successfully. In addition, our customers may defer or forego purchases of our products and/or services if we, Microsoft, our competitors or major hardware, systems or software vendors introduce or announce new products.

Our future success depends upon our customers' ability to successfully sell their products incorporating our technology, and to continue buying our services.

Even if a customer selects us to provide software and services, the customer may not ultimately market and sell its product successfully. A cancellation or change in plans by a customer, whether from lack of market acceptance of its products or otherwise, could cause us to lose revenue that we had anticipated and our revenue and operating results would suffer. Also, our revenue and operating results could suffer if a significant customer reduces or delays orders during our sales cycle or chooses not to release products that contain our technology.

If the market for smart devices grows more slowly than we expect, or declines, our revenue may not grow as anticipated, if at all, and our business would be harmed.

The market for smart devices is still in fluctuation and the potential size of this market and the timing of its development are not known. As a result, our profit potential is uncertain and our revenue may not develop as anticipated. We are dependent upon the broad acceptance and adoption by businesses and consumers of a wide variety of smart devices, which will depend on many factors, including:

- The development of content and applications for smart devices;
- The willingness of large numbers of businesses and consumers to use devices such as smart phones, PDAs and handheld industrial data collectors to perform functions historically carried out manually, or by traditional PCs, including inputting and sharing data, communicating among users and connecting to the Internet;
- The evolution of industry standards or the necessary infrastructure that facilitate the distribution of content over the Internet to these devices via wired and wireless telecommunications systems, satellite or cable; and
- The amount of discretionary funds companies and individuals have to spend for this kind of technology.

The success and profitability of our service offerings are contingent on our ability to differentiate these offerings adequately in the marketplace, which is, in turn, contingent on our ability to retain our engineering personnel and defend our billing rate structure against those of our competitors, including those using lower-cost offshore resources. If we are unable to do so successfully, our business could be harmed.

We are a leader in providing engineering services to smart device customers. Our market differentiation is created through several factors, including our experience with a variety of smart device platforms and applications. Our differentiation is contingent, in part, on our ability to attract and retain employees with this expertise, a significant portion of which are currently based in the United States. To the extent we are unable to retain critical engineering services talent and/or our competition is able to deliver the same services by using lower-cost offshore resources, our service revenue and operating results could be negatively impacted.

The success and profitability of our service engagements are contingent upon our ability to scope and bid engagements and deliver our services profitably. If we are unable to do so, our service revenue service gross profit margin and operating results could be negatively impacted.

Various factors may cause the total cost of service projects to exceed the original estimate provided to the customer or the contractual maximum in the case of fixed price contracts, including specification changes, customer deliverable delays, inadequate scoping and inefficient service delivery. If we are unable to adequately scope, bid and deliver on service engagements successfully, our service revenue, service gross margin and operating results could be negatively impacted. In addition, depending on the cause of an overrun for a given customer and project, we may also decide to provide pricing concessions to that customer which could negatively impact our service revenue, service gross profit and operating results.

We periodically enter into engineering service agreements in which we have agreed to perform our engineering service work for lower up-front fees, or for no fees, in exchange for future royalties or per unit fees. There is no guarantee that these arrangements will produce the strategic or economic returns as anticipated.

We have entered into contracts that involve reducing or eliminating up-front engineering service fees in return for a per-device/chip royalty or fee that is earned as our customers ship their devices or chips, and we may enter into more such agreements in the future. Because we are delaying revenue past the point where our services are performed, there is a risk that our customers may cancel their projects or that their devices or chips may not be successful in the market, which could negatively impact our revenue and operating results.

Cooperation and support from silicon vendors is critical for the success of our products and related services that are developed for their particular silicon architecture. Such cooperation cannot be assured.

We have developed, and continue to develop, software and service offerings based on certain silicon architectures (e.g. the TI OMAP architecture). Due to the nature of the industry we serve and the products we develop, it is necessary for us to make certain assumptions regarding which silicon vendors will be successful in the various markets we serve and upon which we are making investments. It is therefore important that there is ongoing support from the SVs in the marketplace for these silicon architectures. For example, during the development of a reference design board, Intel made a strategic decision to sell its PXA Xscale division to Marvell which negatively impacted the sale of our Xscale-based reference designs. There can be no assurance that Marvell, TI, or any of the other SVs will continue to pursue and support the markets that we have been targeting. If the SVs do not support our efforts going forward, our revenue and operating results could be negatively impacted.

The long sales cycle of our products and services makes our revenue susceptible to fluctuations.

Our sales cycle is typically three to nine months because the expense and complexity of the software and service offerings we sell generally require a lengthy customer approval process and may be subject to a number of significant risks over which we have little or no control, including:

- Customers' budgetary constraints and internal acceptance review procedures;
- The approval cycles for our customers may be longer due to economic uncertainties;
- The timing of budget cycles; and
- The timing of customers' competitive evaluation processes.

In addition, to successfully sell our software and engineering service offerings, we must frequently educate our potential customers about the full benefits of our software and services, which can require significant time. If our sales cycle further lengthens unexpectedly, it could adversely affect the timing of our revenue, which could cause our quarterly results to fluctuate.

Erosion of the financial condition of our customers could adversely affect our business.

Our business could be adversely affected if the financial condition of our customers erodes because such erosion could reduce demand from those customers for our software and engineering services. This could also cause them to terminate their relationships with us, and/or could increase the risk that such customers default on their payment obligations to us. Additionally, while we believe that our allowance for doubtful accounts is adequate, economic trends may cause more companies to default or cease operations, in which case our allowances may not cover actual losses, which could adversely affect our operating results.

We may be subject to product liability claims that could result in significant costs.

Our software license and service agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims with the notable exception of the portion of the MyFord Touch project contracted with Ford. It is possible, however, that these provisions may be ineffective under the laws of certain jurisdictions or that our customers may not agree to these limitations. Although we have not experienced any product liability claims to date, the sale and support of our products and services may be subject to such claims in the future. There is a risk that any such claims or liabilities may exceed, or fall outside, the scope of our insurance coverage, and we may be unable to retain adequate liability insurance in the future. A product liability claim brought against us, whether successful or not, could negatively impact our business and operating results.

Negative business conditions, changes in useful lives, and other factors may negatively affect the carrying value of the intangible assets and goodwill we have acquired.

In the fourth quarter of 2008, we purchased certain assets of TestQuest including acquired technology and other intangible assets with a total gross carrying value of $1.9 million, and which have a carrying value of $197,000 as of December 31, 2011. In the third quarter of 2011, we acquired MPC Data Limited including certain intangible assets with a carrying value of $1.2 million and goodwill of $3.7 million as of December 31, 2011. Although we expect to generate cash from the intangible assets in the future, and do not foresee any impairment of our goodwill, it is possible that we may be required to reassess the carrying value of these assets in the future if certain negative business conditions occur such as negative results of our business associated with our intangible assets or a low stock price. Any reduction in the carrying value of these intangible assets or goodwill would result in an impairment charge that would negatively impact our operating results. Further, business conditions and other factors may also require us to reassess the useful lives associated with intangible assets.

During the fourth quarter of 2011, we assessed that the net carrying value of the remaining intangible assets associated with acquired technology from TestQuest was impaired due to this technology no longer being used in our product offerings. As such, we recognized an impairment charge of $518,000 as software cost of revenue which negatively impacted our gross profit and operating results.

Past acquisitions have proven difficult to integrate, and recent or future acquisitions, if any, could disrupt our business, dilute shareholder value and negatively affect our operating results.

We have acquired the technologies, assets and/or operations of other companies in the past and may acquire or make investments in companies, products, services and technologies in the future as part of our growth strategy. If we fail to properly evaluate, integrate and execute on our acquisitions and investments, our business and prospects may be seriously harmed. To successfully complete an acquisition, we must properly evaluate the technology, market and management team, accurately forecast the financial impact of the transaction, including accounting charges and transaction expenses, integrate and retain personnel, combine potentially different corporate cultures and effectively integrate products and research and development, sales, marketing and support operations. If we fail to do any of these, we may suffer losses and impair relationships with our employees, customers and strategic partners. Additionally, management may be distracted from day-to-day operations. We also may be unable to maintain uniform standards, controls, procedures and policies, which are especially critical in light of Sarbanes-Oxley and other corporate governance requirements, and significant demands may be placed on our management and our operations, information services and financial, legal and marketing resources. Finally, acquired businesses sometimes result in unexpected liabilities and contingencies, which may involve compliance with foreign laws, payment of taxes, labor negotiations or other unknown costs and expenses, which could be significant.

We may not be able to raise additional capital if required to support our business.

If we need to raise additional operating capital, we may find that our access to equity and debt capital markets is limited or blocked entirely. In the past, our stock has traded at low volumes and overall investor confidence in the stock market could falter. This could make it difficult or impossible to sell additional shares on the public markets. In addition, it may be difficult and costly to obtain debt financing and we may be unable to borrow additional funds at acceptable cost, or at all, should the need arise. If we are unable to raise capital as necessary, it may adversely affect our ability to invest in products or fund operations, which would materially harm our business and negatively affect operating results.

We are dependent on our insurance carriers to cover certain risks and a failure of one or more of our carriers, a tightening of the market that increases our costs or decreases our ability to obtain necessary coverage, or the denial of a claim could negatively impact our business.

We have added significant additional insurance to cover the additional exposure presented by our work for Ford on the MyFord Touch program and other customers. While all of our insurance carriers appeared to be viable as of the date of this Annual Report, if this changes, or we are unable to maintain current coverage through viable insurance carriers at reasonable rates, or we are unable to obtain additional coverage that we deem necessary for our business, or if a carrier denies a claim, we may be unable to meet our financial obligations if claims that would otherwise have been covered by this insurance are made which could negatively impact our financial condition and operating results.

Taxing jurisdictions in the United States are becoming more aggressive with tax legislation and tax collection, particularly states facing significant budget deficits, which could expose us to additional tax liability that we have not been subject to in the past.

We make sales in many jurisdictions across the United States, most of which we do not have nexus in and, therefore, are not subject to sales, franchise, income and other state and local taxes. Particularly in light of state revenue deficits, taxing jurisdictions have become more aggressive in defining nexus, among other things, which could result in us achieving nexus, or potentially achieving nexus in significantly more tax jurisdictions. If this occurs and unless we are able to pass through this cost to our customers, our tax expense will increase which will negatively affect our results of operations. Further, because state and local tax laws are becoming increasingly complex, our cost to monitor our state and local tax compliance will increase which will negatively affect our results of operations. Additionally, there can be no assurance that we do not currently have unknown tax exposure in a state or local tax jurisdiction because of recent tax law changes which we are unaware of and the resulting liability could be significant and would negatively affect our results of operations.

There may be restrictions on the use of our net operating loss and tax credit carryforwards due to a tax law "ownership change."

Section 382 of the U.S. Internal Revenue Code restricts the ability of a corporation that undergoes an ownership change to use net operating loss and tax credit carryforwards. At December 31, 2011, we had approximately $59.2 million of federal and state net operating loss carryforwards, and $2.6 million of tax credit carryforwards. Under the applicable tax rules, an ownership change occurs if greater than five percent shareholders of an issuer's outstanding common stock collectively increase their ownership percentage by more than 50 percentage points over a rolling three-year period. We have performed analyses of possible ownership changes which included consideration of a third-party study, and do not believe that an ownership change (as defined by this Section) has occurred. However, if a tax law ownership change has occurred of which we are not aware, or if a tax law ownership change occurs in the future, we may have to adjust the valuation of our deferred tax assets, and could be at risk of having to pay income taxes notwithstanding the existence of our sizable carryforwards. Further, to the extent that we have utilized our carryforwards from prior years, the existence of a previous tax law ownership change that we did not account for could result in liability for back taxes, interest, and penalties.

Non-compliance with our lease agreement could have a material adverse impact on our financial position.

Under the terms of our corporate headquarters lease signed in February 2004, if we default under the lease, the landlord has the ability to demand cash payments forgiven in 2004. The amount of the forgiven payments for which the landlord has the ability to demand repayment was $640,000 at December 31, 2011, and decreases on a straight-line basis over the length of our ten-year headquarters lease. Any breach of or non-compliance with this lease agreement could negatively impact our business, financial condition and operating results.

Intellectual Property-Related Risk Factors

Our software and service offerings could infringe the intellectual property rights of third parties, which could expose us to additional costs and litigation and could adversely affect our ability to sell our products and services or cause shipment delays or stoppages.

It is difficult to determine whether our software and engineering services infringe third-party intellectual property rights, particularly in a rapidly evolving technological environment in which technologies often overlap and where there may be numerous patent applications pending, many of which are confidential when filed. If we were to discover that one of our software or service offerings, or a product based on one of our reference designs, violated a third-party's proprietary rights, we may not be able to obtain a license on commercially reasonable terms, or at all, to continue offering that product or service. Similarly, third parties may claim that our current or future software products and services infringe their proprietary rights, regardless of whether such claims have merit. Any such claims could increase our costs and negatively impact our business and operating results. In certain cases, we have been unable to obtain indemnification against claims that third-party technology incorporated into our software products and services infringe the proprietary rights of others. However, any indemnification we do obtain may be limited in scope or amount. Even if we receive broad third-party indemnification, these entities may not have the financial capability to indemnify us in the event of infringement. In addition, in some circumstances we are required to indemnify our customers for claims made against them that are based on our software products or services. There can be no assurance that infringement or invalidity claims related to the software products and services we provide, or arising from the incorporation by us of third-party technology, and claims for indemnification from our customers resulting from such claims, will not be asserted or prosecuted against us. Some of our competitors have, or are affiliated, with companies with substantially greater resources than we have, and these competitors may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. In addition, we expect that software developers will be increasingly subject to infringement claims as the number of products and competitors in the software industry grows, and as the functionality of products in different industry segments increasingly overlap. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources in addition to potential product redevelopment costs and delays. Furthermore, if we were unsuccessful in resolving a patent or other intellectual property infringement action claim against us, we may be prohibited from developing or commercializing certain of our technologies and products, or delivering services based on the infringing technology, unless we obtain a license from the holder of the patent or other intellectual property rights. There can be no assurance that we would be able to obtain any such license on commercially favorable terms, or at all. If such license is not obtained, we would be required to cease these related business operations, which could negatively impact our business, revenue and operating results.

If we fail to adequately protect our intellectual property rights, competitors may be able to use our technology or trademarks, which could weaken our competitive position, reduce our revenue and increase our costs.

If we fail to adequately protect our intellectual property, our competitive position could be weakened and our revenue and operating results adversely affected. We rely primarily on confidentiality procedures and contractual provisions as well as a combination of patent, copyright, trade secret and trademark laws, to protect our intellectual property. These laws and procedures provide only limited protection. It is possible that another party could obtain patents that block our use of some, or all, of our software and services. If that occurred, we would need to obtain a license from the patent holder or design around those patents. The patent holder may or may not choose to make a license available to us at all, or on acceptable terms. Similarly, it may not be possible to design around a blocking patent. In general, there can be no assurance that our efforts to protect our intellectual property rights through patent, copyright, trade secret and trademark laws will be effective to prevent misappropriation of our technology, or to prevent the development and design by others of products or technologies similar to or competitive with those developed by us.

We frequently license the source code of our software products and the source code results of our services to customers. There can be no assurance that customers with access to our source code will comply with the license terms or that we will discover any violations of the license terms or, in the event of discovery of violations, that we will be able to successfully enforce the license terms and/or recover the economic value lost from such violations. To license some of our software products, we rely in part on "shrinkwrap" and "clickwrap" licenses that are not signed by the end user and, therefore, may be unenforceable under the laws of certain jurisdictions. As with other software, our software products are susceptible to unauthorized copying and uses that may go undetected, and policing such unauthorized use is difficult. A significant portion of our marks include the word "BSQUARE." Other companies use forms of "BSQUARE" in their marks alone, or in combination with other words, and we cannot prevent all such third-party uses. We license certain trademark rights to third parties. Such licensees may not abide by our compliance and quality control guidelines with respect to such trademark rights. Any of these outcomes could negatively impact our brand, dilute its recognition in the marketplace, or confuse potential customers, all of which could harm our business.

The computer software market is characterized by frequent and substantial intellectual property litigation, which is often complex and expensive, and involves a significant diversion of resources and uncertainty of outcome. Litigation may be necessary in the future to enforce our intellectual property or to defend against a claim of infringement or invalidity. Litigation could result in substantial costs and the diversion of resources and could negatively impact our business and operating results.

Our software or hardware products or the third-party hardware or software integrated with our products or delivered as part of our service offerings may suffer from defects or errors that could impair our ability to sell our products and services.

Software and hardware components as complex as those needed for smart devices frequently contain errors or defects, especially when first introduced or when new versions are released. We have had to delay commercial release of certain versions of our products until problems were corrected and, in some cases, have provided product enhancements to correct errors in released products. Some of our contracts require us to repair or replace products that fail to work. To the extent that we repair or replace products our expenses may increase. In addition, it is possible that by the time defects are fixed, the market opportunity may decline which may result in lost revenue. Moreover, to the extent that we provide increasingly comprehensive products and services, particularly those focused on hardware, and rely on third-party manufacturers and suppliers to manufacture these products, we will be dependent on the ability of third-party manufacturers to correct, identify and prevent manufacturing errors. Errors that are discovered after commercial release could result in loss of revenue or delay in market acceptance, diversion of development resources, damage to our reputation and increased service and warranty costs, all of which could negatively impact our business and operating results.

If we are unable to license key software from third parties, our business could be harmed.

We sometimes integrate third-party software with our proprietary software and engineering service offerings or sell such third-party software offerings on a standalone basis (e.g. Windows Embedded operating systems under our ODA with Microsoft). If our relationships with these third-party software vendors were to deteriorate, or be eliminated in their entirety, we might be unable to obtain licenses on commercially reasonable terms, if at all. In the event that we are unable to obtain these third-party software offerings, we would be required to develop this technology internally, assuming it was economically or technically feasible, or seek similar software offerings from other third parties assuming there were competing offerings in the marketplace, which could delay or limit our ability to introduce enhancements or new products, or to continue to sell existing products and engineering services, thereby negatively impacting our revenue and operating results.

Governance-Related Risk Factors

It might be difficult for a third-party to acquire us even if doing so would be beneficial to our shareholders.

Certain provisions of our articles of incorporation, bylaws and Washington law may discourage, delay or prevent a change in the control of us or a change in our management, even if doing so would be beneficial to our shareholders. Our Board of Directors has the authority under our amended and restated articles of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily with terms calculated to delay or prevent a change in control of our company or make removal of our management more difficult. In addition, our Board of Directors is divided into three classes. The directors in each class serve for three-year terms, one class being elected each year by our shareholders. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of our company because it generally makes it more difficult for shareholders to replace a majority of our directors. In addition, Chapter 19 of the Washington Business Corporation Act generally prohibits a "target corporation" from engaging in certain significant business transactions with a defined "acquiring person" for a period of five years after the acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation's Board of Directors prior to the time of acquisition. This provision may have the effect of delaying, deterring or preventing a change in control of our company. The existence of these anti-takeover provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

International Operations-Related Risk Factors

Our international operations expose us to greater intellectual property, management, collections, regulatory and other risks.

Customers outside of North America generated 23% of our total revenue in 2011 and 16% in 2010. We have expanded rapidly internally during 2011 and 2010 including establishing presences in Korea and China and our MPC acquisition in September 2011 which significantly increased our presence in EMEA. We currently have operations outside of North America in Taiwan, China and the United Kingdom and also have a limited sales and/or support presence in Japan and South Korea. Our international activities and operations, and our current expansion plans expose us to a number of risks, including the following:

- Greater difficulty in protecting intellectual property due to less stringent foreign intellectual property laws and enforcement policies;
- Longer collection cycles than we typically experience in North America;
- Unfavorable changes in regulatory practices and tariffs;
- Compliance with complex regulatory regimes or restrictions on import and export of our goods and services;
- Complex and/or adverse tax laws and/or changes thereto. Additionally, we may be subject to income, withholding and other taxes for which we may realize no current benefit despite the existence of significant net operating loss and tax credit carryforwards in the U.S.;
- Loss or reduction of withholding tax exemptions;
- The impact of fluctuating exchange rates between the U.S. dollar and foreign currencies;
- General economic and political conditions in international markets which may differ from those in the U.S.;
- Increased exposure to potential liability under the Foreign Corrupt Practices Act;
- Added cost and administrative burden associated with creating and operating business structures in other jurisdictions;
- Potential labor costs and risks associated with employees and labor laws in other geographies; and
- The inherent risks of working in a certain highly regulated and/or controlled economies where relationships between company management and government officials is critical to timely processing of approvals required to conduct business.

These risks could have a material adverse effect on the financial and managerial resources required to operate our foreign offices, as well as on our future international revenue, which could negatively impact our business and operating results.

As we increase the amount of software development conducted in non-U.S. locations, potential delays and quality issues may impact our ability to timely deliver our software and services, potentially impacting our revenue and profitability.

We conduct development activities in non-U.S. locations, primarily India (through a partnership with a local company), China, Taiwan, and the United Kingdom, to take advantage of the high-quality, low-cost software development resources found in those countries. Additionally, we have plans to further increase development activity in our Taiwan and China operations. To date, we have limited experience in managing large scale software development outside the United States. Expanding our international software development inherently increases the complexity of managing these programs and may result in delays in introducing new products to market, or delays in completing service projects for our customers, which in turn may adversely impact the revenue we recognize from related software products and services and could also adversely impact the profitability of service engagements employing offshore resources, thereby negatively affecting our operating results.

As our customers seek more cost-effective locations to develop and manufacture their smart devices, particularly overseas locations, our ability to continue to sell these customers our software products and services could be limited, which could negatively impact our revenue and operating results.

Due to competitive and other pressures, some of our customers have moved, and others may seek to move, the development and manufacturing of their smart devices to overseas locations, which may limit our ability to sell these customers our software and services. As an example, under our ODA with Microsoft, we are currently only able to sell Microsoft Windows Embedded operating systems primarily in North America, the United Kingdom and Germany. If our customers, or potential customers, move their manufacturing overseas we may be restricted from reselling these customers Microsoft Windows Embedded operating systems, or our other products and services, which could negatively impact our revenue and operating results.

Item 1B. *Unresolved Staff Comments.*

Not Applicable

Item 2. *Properties.*

Our corporate headquarters are located in 43,400 square feet of leased space in a single location in Bellevue, Washington. The underlying lease expires in 2014.

In North America, we also lease office space in San Diego, California; Longmont, Colorado; Boston, Massachusetts; Chanhassen, Minnesota; Akron, Ohio; and Dallas, Texas. We lease office space overseas in Beijing, China, Seoul, Korea, Tokyo, Japan, Taipei, Taiwan, and Trowbridge, United Kingdom. Our facilities have sufficient capacity to support our current operational needs as well as short-term growth plans.

Item 3. *Legal Proceedings.*

None.

Item 4. *Mine Safety Disclosures.*

Not Applicable.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.***

Market Information

Our common stock is traded on the NASDAQ Global Select Market under the symbol "BSQR." The following table sets forth the high and low closing prices for our common stock for the periods indicated, as reported by the NASDAQ Global Select Market.

	High	Low
Year Ended December 31, 2011:		
First Quarter	$13.18	$6.99
Second Quarter	$ 7.22	$5.81
Third Quarter	$ 6.50	$4.39
Fourth Quarter	$ 4.82	$3.42
Year Ended December 31, 2010:		
First Quarter	$ 2.87	$2.26
Second Quarter	$ 2.90	$2.18
Third Quarter	$ 3.47	$2.11
Fourth Quarter	$ 9.03	$3.33

Holders

As of January 31, 2012, there were 139 holders of record of our common stock. Because many shares of our common stock are held by brokers and other institutions on behalf of shareholders, we are unable to determine the total number of shareholders represented by these holders of record.

Dividends

We have never paid cash dividends on our common stock. We currently intend to retain any future earnings to fund future development and growth and, therefore, do not anticipate paying any consistent cash dividends in the foreseeable future. Our Board of Directors has, however, periodically considered implementing a share repurchase program and/or a special one-time cash dividend.

Item 6. ***Selected Financial Data.***

Not Applicable

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our consolidated financial statements and related notes. Some statements and information contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations are not historical facts but are forward-looking statements. For a discussion of these forward-looking statements, and of important factors that could cause results to differ materially from the forward-looking statements contained in this report, see Item 1 of Part I, "Business—Forward-Looking Statements," and Item 1A of Part I, "Risk Factors."

Overview

We provide software solutions and related engineering services to companies that develop smart, connected devices. A smart, connected device is a dedicated purpose computing device that typically has a display, runs an operating system (e.g., Microsoft® Windows® Embedded Compact) and may be connected to a network via a wired or wireless connection. Examples of smart devices include set-top boxes, home gateways, point-of-sale terminals, kiosks, voting machines, gaming platforms, tablets, handheld data collection devices, personal media players, smart phones and devices targeted at automotive applications. We focus on smart devices that utilize embedded versions of the Microsoft Windows family of operating systems, specifically Windows Embedded Compact, Windows Embedded Standard and Windows Mobile™ as well as devices running other popular operating systems such as Android, Linux, and QNX.

We have been providing software solutions to the smart device marketplace since our inception. Our customers include world class original equipment manufacturers ("OEMs"), original design manufacturers ("ODMs") and enterprises, as well as silicon vendors ("SVs") and peripheral vendors which purchase our software solutions for purposes of facilitating processor and peripheral sales to the aforementioned customer categories. In the case of enterprises, our customers include those which develop, market and distribute smart devices on their own behalf as well as those that purchase devices from OEMs or ODMs and require additional device software or testing. The software solutions we provide are utilized and deployed throughout various phases of our customers' device life cycle, including design, development, customization, quality assurance and deployment.

Critical Accounting Judgments

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the amounts reported and disclosed in our financial statements and the accompanying notes. Actual results could differ materially from these estimates. On an ongoing basis, we evaluate our estimates, including those related to the allowance for doubtful accounts, percentage of completion on fixed-price service contracts, fair values of financial instruments, deferred tax asset allowances, useful lives and fair value of intangible assets and property and equipment, fair values of stock-based awards, income tax accruals, fair values of acquired assets and liabilities and the fair value of contingent purchase consideration, among other estimates. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable, the results of which form the basis for making judgments about the carrying value of our assets and liabilities.

Revenue Recognition

We recognize revenue from software and engineering service sales when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the selling price is fixed or determinable; and collectability is reasonably assured. Contracts and customer purchase orders are generally used to determine the existence of an arrangement. Shipping documents and time records are generally used to verify delivery. We assess whether the selling price is fixed or determinable based on the contract and/or customer purchase order and payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess collectability based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history. Periodically, we will begin work on engineering service engagements prior to having a signed contract and, in some cases, the contract is signed in a quarter after which service delivery costs are incurred. We do not defer costs associated with such engagements before we have received a signed contract.

We recognize software revenue upon shipment provided that no significant obligations remain on our part, substantive acceptance conditions, if any, have been met and the other revenue recognition criteria have been met. Service revenue from time and materials contracts, and training service agreements, is recognized as services are performed. Fixed-price service agreements, and certain time and materials service agreements with capped fee structures, are accounted for using the percentage-of-completion method. We use the percentage-of-completion method of accounting because we believe it is the most accurate method to recognize revenue based on the nature and scope of these engineering service contracts; we believe it is a better measure of periodic income results than other methods and better matches revenue recognized with the costs incurred. Percentage of completion is measured based primarily on input measures such as hours incurred to date compared to total estimated hours to complete, with consideration given to output measures, such as contract milestones, when applicable. Significant judgment is required when estimating total hours and progress to completion on these arrangements which determines the amount of revenue we recognize as well as whether a loss is recognized if one is expected to be incurred for the remainder of the project. Revisions to hour and cost estimates are incorporated in the period in which the facts that give rise to the revision become known.

We also enter into arrangements in which a customer purchases a combination of software licenses, engineering services and post-contract customer support and/or maintenance ("PCS"). As a result, contract interpretation is sometimes required to determine the appropriate accounting, including how the price should be allocated among the deliverable elements if there are multiple elements. PCS may include rights to upgrades, when and if available, telephone support, updates and enhancements. When vendor specific objective evidence ("VSOE") of fair value exists for all elements in a multiple element arrangement, revenue is allocated to each element based on the relative fair value of each of the elements. VSOE of fair value is established by the price charged when the same element is sold separately. Accordingly, the judgments involved in assessing the fair values of various elements of an agreement can impact the recognition of revenue in each period. Changes in the allocation of the sales price between deliverables might impact the timing of revenue recognition, but would not change the total revenue recognized on the contract. When elements such as software and engineering services are contained in a single arrangement, or in related arrangements with the same customer, we allocate revenue to each element based on its relative fair value, provided that such element meets the criteria for treatment as a separate unit of accounting. In the absence of fair value for a delivered element, revenue is first allocated to the fair value of the undelivered elements and then allocated to the residual delivered elements. In the absence of fair value for an undelivered element, the arrangement is accounted for as a single unit of accounting, resulting in a delay of revenue recognition for the delivered elements until the undelivered elements are fulfilled.

When engineering services and royalties are contained in a single arrangement, we recognize revenue from engineering services as earned in accordance with the criteria above even though the effective rate per hour may be lower than typical because the customer is contractually obligated to pay royalties on their device shipments. We recognize royalty revenue, classified as software revenue, when the royalty report from the customer is received or when such royalties are contractually guaranteed and the revenue recognition criteria are met, particularly that collectability is reasonably assured.

There are two items involving revenue recognition that require us to make more difficult and subjective judgments: the determination of VSOE of fair value in multiple element arrangements and the estimation of percentage of completion on fixed-price service contracts. Historically, we have entered into very few multiple-element arrangements other than those involving the sale of PCS related to the sale of our TestQuest automated testing tools. We establish VSOE of fair value for TestQuest PCS based on the price when PCS is sold separately. VSOE of TestQuest PCS has been well established in the past as these products have been sold on a stand-alone basis for a number of years even prior to our acquisition of TestQuest assets in November 2008.

We measure our estimate of completion on fixed-price contracts, which in turn determines the amount of revenue we recognize, based primarily on actual hours incurred to date and our estimate of remaining hours necessary to complete the contract. The process of estimating the remaining hours on a contract involves detailed estimates of remaining hours by the engineers and project managers involved with the project, factoring in such variables as the remaining tasks, the complexity of the tasks, the contracted quality of the software to be provided, the customer's estimated delivery date, integration of third-party software and quality thereof and other factors. Every fixed-price contract requires various approvals within our company, including our Chief Executive Officer if significant. This approval process takes into consideration a number of factors including the complexity of engineering. Historically, our estimation processes related to fixed-price contracts have been accurate based on the information known at the time of the reporting of our results. However, *percentage-of-completion estimates require significant judgment*. As of December 31, 2011, we were delivering engineering services under 23 fixed-price service contracts. The percentage of completion calculations on these contracts represents management's best estimates based on the facts and circumstances as of the filing of this report. If there are changes to the underlying facts and circumstances, revisions to the percentage-of-completion calculations will be recorded in the period the changes are noted. If we were 10% under in our estimates of completion on every fixed-bid contract active on December 31, 2011, our revenue would be over-stated by $322,000 for 2011.

Allowance for Doubtful Accounts

We review our accounts receivable regularly for collectability concerns. In determining the amount of our allowance for doubtful accounts, we make judgments about the creditworthiness of customers based on ongoing credit evaluations.

Intangible Assets and Goodwill

We evaluate our intangible assets for indications of impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Our intangible assets were generated through our past acquisitions of businesses and particular assets from businesses. Our intangible assets have consisted of acquired technology, customer relationships, trade names and trademarks, and non-compete agreements. Factors that could trigger an impairment analysis include significant under-performance relative to historical or projected future operating results, significant changes in the manner of our use of the acquired assets or the strategy for our overall business or significant negative industry or economic trends. If this evaluation indicates that the value of the intangible asset may be impaired, we make an assessment of the recoverability of the net carrying value of the asset over its remaining useful life. If this assessment indicates that the intangible asset is not recoverable, based on the estimated undiscounted future cash flows of the technology over the remaining useful life, we reduce the net carrying value of the related intangible asset to fair value. Any such impairment charge could be significant and could have a material adverse effect on our reported financial results. During the fourth quarter of 2011, we recognized an impairment charge of $518,000 related to technology acquired from TestQuest in 2008.

We evaluate goodwill for impairment annually or more frequently when an event occurs or circumstances change that indicate that the carrying value may not be recoverable. Our annual testing date is December 31. We test goodwill for impairment by first comparing the book value of net assets to the fair value of the reporting units. If the fair value is determined to be less than the book value or qualitative factors indicate that it is more likely than not that goodwill is impaired, a second step is performed to compute the amount of impairment as the difference between the estimated fair value of the reporting unit and the carrying value. We estimate the fair value of the reporting units using discounted cash flows. Forecasts of future cash flow are based on our best estimate of future net sales, gross margins, and operating expenses. Certain estimates of discounted cash flows involve businesses and geographies with limited financial history and developing revenue models. Changes in these forecasts could significantly change the amount of impairment recorded, if any.

Stock-Based Compensation

Our stock-based compensation expense for stock options is estimated at the grant date based on the stock award's fair value as calculated by the Black-Scholes-Merton ("BSM") option-pricing model and is recognized as expense over the requisite service period. The BSM model requires various highly judgmental assumptions including expected volatility and option life. If any of the assumptions used in the BSM model change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period. Restricted stock units ("RSUs") and restricted stock awards ("RSAs") are measured based on the fair market values of the underlying stock on the dates of grant as determined based on the number of shares granted and the quoted price of our common stock on the date of grant. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. We estimate the forfeiture rate based on historical experience. To the extent our actual forfeiture rate is different from our estimates, stock-based compensation expense is adjusted accordingly.

Incentive Compensation

We make certain estimates, judgments and assumptions regarding the likelihood of attainment, and the level thereof, of bonuses payable under our annual incentive compensation programs. We accrue bonuses and recognize the resulting expense when the bonus is judged to be reasonably likely to be earned as of year-end and is estimable. The amount accrued, and expense recognized, is the estimated portion of the bonus earned on a year-to-date basis less any amounts previously accrued. These estimates, judgments and assumptions are made quarterly based on available information and take into consideration our year-to-date actual results and expected results for the remainder of the year. Because we consider estimated future results in assessing the likelihood of attainment, significant judgment is required. If actual results differ materially from our estimates, the amount of bonus expense recorded in a particular quarter could be significantly over or under estimated.

Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate income taxes in each of the countries and other jurisdictions in which we operate. This process involves estimating our current tax expense together with assessing temporary differences resulting from the differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. Net operating losses and tax credits, to the extent not already utilized to offset taxable income or income taxes, also give rise to deferred tax assets. We must then assess the likelihood that any deferred tax assets will be realized from future taxable income, and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. Significant judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against our deferred tax assets.

Beginning in 2002 and through the third quarter of 2010, we maintained a full valuation allowance against our deferred tax assets. In the fourth quarter of 2010, we determined that it was more likely than not that we would generate sufficient future taxable income to realize a portion of our net operating loss carryforwards, and recorded a portion of our deferred tax assets related to such estimated future taxable income. We estimate the valuation allowance related to our deferred tax assets on a quarterly basis.

Our sales may be subject to other taxes, particularly withholding taxes, due to our sales to customers in countries other than the United States. The tax regulations governing withholding taxes are complex, causing us to have to make assumptions about the appropriate tax treatment. Further, we make sales in many jurisdictions across the United States, where tax regulations are increasingly becoming more aggressive and complex. We must therefore continue to analyze our state tax exposure and determine what the appropriate tax treatments are, and make estimates for sales, franchise, income and other state taxes.

Results of Operations

The following table presents certain financial data as a percentage of total revenue for the periods indicated. Our historical operating results are not necessarily indicative of the results for any future period.

	Year Ended December 31,	
	2011	2010
Revenue:		
Software	71%	71%
Service	29	29
Total revenue	100	100
Cost of revenue:		
Software	57	57
Service	23	22
Total cost of revenue	80	79
Gross profit	20	21
Operating expenses:		
Selling, general and administrative	17	13
Research and development	4	4
Total operating expenses	21	17
Income (loss) from operations	(1)	4
Other income (expense), net	0	0
Income (loss) before income taxes	(1)	4
Income tax benefit	0	2
Net income (loss)	(1)%	6%

Comparison of the Years Ended December 31, 2011 and 2010

Acquisition of MPC Data Limited

On September 11, 2011 we completed the acquisition of MPC Data Limited ("MPC"), a United Kingdom-based provider of embedded software engineering services. The acquisition is part of our overall growth strategy and is designed to capitalize on the growing market for smart, connected devices by expanding both the breadth of services offered and the geographies that we serve. As the acquisition took place late in the third quarter of 2011, the impact on our results of operations was relatively insignificant for the year in total. Where applicable, the MPC-related impacts have been noted in the following commentary.

Revenue

Our revenue is generated from the sale of software, both our own proprietary software and third-party software that we resell, and the sale of engineering services. Total revenue was $96.8 million in both 2011 and 2010. A $2.2 million decline in sales of Microsoft operating systems in 2011 was offset by increases in our sale of Adobe Flash products, engineering services revenue, and proprietary software revenue.

Our revenue mix has been shifting to customers located outside of North America as we have expanded our sales and development presence in locales outside North America. Before 2011, our operations outside of North America consisted principally of operations in Taiwan, as well as relatively minor sales and/or support presences in China, India, Japan, Korea, and the United Kingdom. During 2011 we expanded our sales teams across Asia, our development presence in China and acquired the operations of MPC in the United Kingdom. Revenue from our customers outside of North America increased $6.2 million, or 39%, to $22.1 million in 2011, from $15.9 million in 2010. Revenue from our customers outside of North America represented 23% of our total revenue in 2011, compared to 16% in 2010. This international growth was related primarily to the $5.8 million sales growth of Microsoft Windows Mobile operating systems in the Asia Pacific ("APAC") region from 2010 to 2011, as well $1.4 million of engineering services revenue derived from MPC, and a $900,000 increase in engineering services revenue in the APAC region as well.

Software revenue

Software revenue consists of sales of third-party software and revenue realized from our own proprietary software products, which include software license sales, royalties from our software products, sales of software development kits, support and maintenance revenue, and royalties from certain engineering service contracts. Software revenue for 2011 and 2010 was as follows (dollars in thousands):

	Year Ended December 31,	
	2011	2010
Software revenue:		
Third-party software	$62,703	$63,886
Proprietary software	5,607	5,173
Total software revenue	$68,310	$69,059
Software revenue as a percentage of total revenue	71%	71%
Third-party software revenue as a percentage of total software revenue	92%	93%

The vast majority of our third-party software revenue is comprised of sales of Microsoft Windows Embedded operating systems and Microsoft Windows Mobile operating systems. Third-party software sales decreased $1.2 million, or 2%, in 2011 as compared to the prior year. This decrease was primarily due to a $6.4 million decline in sales of Windows Embedded operating systems, the result of losing one major customer and lower purchasing volumes from several other large customers who worked through excess inventory levels during 2011. These declines were offset in part by a $4.2 million increase in sales of Windows Mobile operating systems, with much of this increase related to higher purchasing volumes from two major device manufacturers in Korea.

Proprietary software revenue increased $434,000, or 8%, in 2011 compared to 2010 due primarily to higher sales of Qualcomm Mobile Development Kits and increased revenue from our Texas Instruments OMAP software products. These increases were offset in part by lower TestQuest licensing revenue which was the result of two TestQuest sales which significantly benefited the fourth quarter of 2010 in the amount of $723,000.

Service revenue

Service revenue for 2011 and 2010 was as follows (dollars in thousands):

	Year Ended December 31,	
	2011	2010
Service revenue	$28,533	$27,715
Service revenue as a percentage of total revenue	29%	29%

Ford Motor Company ("Ford") continued to be our largest engineering services customer in 2011, representing 34% of service revenue, compared to 47% of service revenue in 2010. Ford contributed $9.7 million in service revenue in 2011 compared to $12.9 million in 2010. Since 2008, Ford has engaged us to assist in the development of their next generation infotainment offering called MyFord Touch. The MyFord Touch infotainment system is an in-car communications and entertainment system which enables drivers of Ford's car offerings to access a wide range of connected information and entertainment experiences including music and multi-media services, hands-free telephony, Internet-enabled applications, language services, news and navigation. Our initial project with Ford was completed in the third quarter of 2010 where we provided them hardware design and implementation, platform level software development, application level software development, quality assurance services and systems integration services for the MyFord Touch. Since we completed the initial project, we are now primarily focused on developing and integrating new user applications for the MyFord Touch, enhancing existing applications and customizing the MyFord Touch platform for additional vehicle models. In 2012, we will continue to work on the MyFord Touch project; however, rather than work directly for Ford, we have been engaged by Microsoft who is the primary provider of services for the MyFord Touch programs.

Ford contributed $9.7 million in service revenue in 2011, a decline of $3.2 million from 2010. The number of engineers working on the MyFord Touch declined since initial project completion in the third quarter of 2010 as we are no longer in the development stage of the MyFord Touch platform.

Total service revenue increased $818,000, or 3%, in 2011 compared to 2010 due to growth inside and outside of North America from non-Ford customers.

North American service revenue declined $1.4 million, or 6%, to $23.6 million in 2011, primarily due to the $3.2 million decline related to Ford offset in part by revenue increases related to other customers.

Service revenue in Europe, the Middle East, and Africa (the "EMEA" region) increased by $1.3 million, to $1.7 million in 2011, primarily driven by MPC which contributed $1.4 million to EMEA revenue in 2011 since its acquisition in September 2011.

Service revenue from the APAC region increased $880,000, or 37%, to $3.3 million in 2011 from $2.4 million in 2010, primarily related to a new customer in Japan as well as contributions from China and Korea resulting from our sales expansion in those areas.

Gross profit and gross margin

Cost of revenue related to software revenue consists primarily of the cost of third-party software products payable to third-party vendors. Cost of revenue related to service revenue consists primarily of salaries and benefits, contractor costs and re-billable expenses, related facilities and depreciation costs, and amortization of certain intangible assets related to acquisitions. Gross profit on the sale of third-party software products was also positively affected by rebate credits of $746,000 in 2011 and $804,000 in 2010 from Microsoft which we earned through the achievement of defined objectives.

The following table outlines software, services and total gross profit (dollars in thousands):

	Year Ended December 31,	
	2011	2010
Software gross profit	$13,200	$13,852
Software gross margin	19%	20%
Service gross profit	$ 6,249	$ 6,667
Service gross margin	22%	24%
Total gross profit	$19,449	$20,519
Total gross margin	20%	21%

Software gross profit and gross margin

Software gross profit decreased by $652,000, or 5%, in 2011, compared to 2010, while software gross margin decreased by one percentage point to 19%. This decline was primarily due to a $518,000 impairment charge related to the acquired technology from TestQuest in 2008 which we recognized in the fourth quarter of 2011 as software cost of revenue. The intangible assets associated with the acquired technology were deemed to be impaired as this technology is no longer used in any of our product offerings. During the fourth quarter of 2011, we completed development of TQ10, the next generation of our automated testing software. TQ10 replaces both of our legacy TestQuest products, Countdown and TQ Pro, in what we will offer to our customers and provide technical support for in the future. Although TQ10 is similar in concept to Countdown and TQ Pro, TQ10 was developed on a new code base and architecture. As no significant future cash flows are expected to be generated from these legacy technologies, we deemed the intangible assets associated with them to be impaired. Without the impairment charge, software gross margin would have been consistent with the 20% gross margin in the prior year.

Service gross profit and gross margin

Service gross profit decreased by $418,000, or 6%, in 2011 as compared to 2010, while service gross margin decreased by two percentage points to 22% in 2011, from 24% in 2010. The decline in service gross margin was primarily the result of higher engineering headcount in the current year largely resulting from our international expansion which resulted in a 10% increase in available hours and increased our cost of sales by $1.2 million compared to 2010. However, our actual billable hours only increased 2% year-over-year as our utilization fell by eight percentage points in 2011 compared to 2010, most of which resulted from start-up time associated with new personnel and new development centers. This decline in service margin was partially offset by a 4% increase in our realized rate per hour in 2011 compared to 2010.

Operating expenses

Selling, general and administrative

Selling, general and administrative expenses consist primarily of salaries and related benefits, commissions and bonuses for our sales, marketing and administrative personnel and related facilities and depreciation costs, as well as professional services fees (e.g., consulting, legal and audit). Selling, general and administrative expenses increased $3.8 million, or 30%, to $16.7 million in 2011, from $12.9 million in 2010. Selling, general and administrative expenses represented 17% of our total revenue in 2011 compared to 13% of revenue in 2010. The increase was due in part to $934,000 higher stock compensation expense in the current year, as well as a $1.8 million increase in sales and marketing expenses, which was driven by growth in our sales capacity in Asia and Europe, as well as our corporate rebranding in the current year. General and administrative expenses were also higher in the current year as we added headcount to support our international growth. The current period was also negatively affected by higher employee fringe rates as health insurance premiums increased during the year, and $193,000 in transaction-related expenses associated with the MPC acquisition.

Research and development

Research and development expenses consist primarily of salaries and benefits for software development and quality assurance personnel, contractor and consultant costs and related facilities and depreciation costs. Research and development expenses increased $454,000, or 13%, to $3.8 million in 2011, from $3.4 million in 2010. This increase was driven primarily by higher costs associated with the development and roll-out of our HCP and TestQuest 10 products in 2011. Research and development expenses represented 4% of our total revenue in both 2011 and 2010.

Other income (expense), net

Other income (expense), net consists of gains and losses we may recognize on our investments, gains or losses on foreign exchange transactions, interest income on our cash, cash equivalents and investments and other items. Other income was $422,000 in 2011 compared to other expense of $504,000 in 2010, representing an increase of $926,000 of income. This increase was primarily due to a $104,000 realized gain on the sale of an auction rate security ("ARS") investment in 2011, compared to an other-than-temporary impairment loss of $580,000 realized on our ARS investments in 2010. Additionally, we settled a lawsuit with our former broker dealer of ARS investments for $213,000 in January 2012. As the events that gave rise to the settlement took place before December 31, 2011, we recognized this settlement as other income in 2011.

Income tax benefit

Income tax benefit decreased by $2.2 million to $166,000 in 2011, from $2.4 million in 2010. This decrease was due primarily to a $2.6 million tax benefit recognized in 2010 when we reevaluated the net carrying value of our deferred tax assets. Our income tax benefit in 2011 was primarily attributable to our reevaluation of the net carrying value of our deferred tax assets generated from our international operations since we now believe some portion will be realized through future income in those regions. Deferred tax assets and their associated valuation allowances are evaluated quarterly and may change in the future based upon our estimate of the probability of future taxable income. Reductions in our valuation allowance will have a positive effect on our income tax provision while increases in our valuation allowance will have a negative effect.

Liquidity and Capital Resources

As of December 31, 2011, we had $19.0 million of cash, cash equivalents, short-term and long-term investments and restricted cash, compared to $23.1 million at December 31, 2010. This $4.1 million decline was primarily the result of our MPC acquisition which utilized $4.8 million of cash, net of cash acquired.

Restricted cash is classified as long term and was $875,000 at both December 31, 2011 and 2010. This cash is restricted under the terms of our headquarters operating lease which will continue to secure that obligation through its expiration in 2014. Our working capital was $18.0 million at December 31, 2011, compared to $20.0 million at December 31, 2010.

Cash and cash equivalents were $8.5 million at December 31, 2011, a decrease of $2.3 million from $10.8 million at December 31, 2010.

Net cash provided by operating activities was $1.1 million in 2011, primarily due to $3.1 million of non-cash expenses, a $1.8 million decrease in our accounts receivable, and a $518,000 impairment charge on our intangible assets associated with TestQuest acquired technology. These cash increases were offset in part by a $2.7 million decline in our third-party software fees payable during the year. Net cash provided by operating activities was $5.3 million in 2010, primarily attributable to $6.2 million in net income and $2.2 million in non-cash expenses, offset in part by a negative change in various working capital line items.

Net cash used by investing activities was $3.6 million in 2011 primarily due to the acquisition of MPC for $4.8 million in cash, net of cash acquired. Additionally, we purchased $785,000 of equipment during the year. These uses of cash for investing activities were offset in part by net maturities of marketable securities during the year. Net cash used by investing activities was $7.7 million in 2010 primarily due to $19.5 million of purchases of short-term investments offset in part by $8.2 million in proceeds from the maturity of short-term investments and $3.8 million in sales of our ARS.

Financing activities generated cash of $424,000 in 2011 and $383,000 in 2010 as a result of employees' exercise of stock options.

We believe that our existing cash, cash equivalents, short-term investments and long-term investments will be sufficient to meet our needs for working capital and capital expenditures for at least the next 12 months.

Cash Commitments

We have the following future or potential cash commitments:

- Minimum rents payable under operating leases of $1.5 million in 2012, $1.4 million in 2013, $1.0 million in 2014, and $266,000 in 2015; and $498,000 in total thereafter.
- Under the terms of our corporate headquarters lease signed in February 2004, the landlord has the ability to demand payment for cash payments forgiven in 2004 if we default under the lease. The amount of the forgiven payments for which the landlord can demand repayment was $640,000 at December 31, 2011, and decreases on a straight-line basis over the remaining term of the lease, which expires in 2014.
- Under the terms of the Share Purchase Agreement for MPC, we will pay an earn-out to the sellers of MPC in the fourth quarter of 2012 if certain revenue milestones are met in certain countries of Europe. We currently estimate this earn-out payment to be $766,000 based on our probability weighted revenue forecasts for that region. There is no cap on this contingent obligation.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk.***

Not Applicable

Item 8. ***Financial Statements and Supplementary Data.***

BSQUARE CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
BSQUARE Corporation

We have audited the accompanying consolidated balance sheets of BSQUARE Corporation (the "Corporation") as of December 31, 2011 and 2010 and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of BSQUARE Corporation as of December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Moss Adams LLP
Seattle, Washington
February 23, 2012

BSQUARE CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31, 2011	December 31, 2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 8,505	$ 10,814
Short-term investments	9,619	11,329
Accounts receivable, net of allowance for doubtful accounts of $311 at December 31, 2011 and $290 at December 31, 2010	13,403	14,128
Deferred tax assets	520	145
Prepaid expenses and other current assets	1,281	403
Total current assets	33,328	36,819
Long-term investment	—	122
Equipment, furniture and leasehold improvements, net	1,037	653
Restricted cash	875	875
Deferred tax assets	2,302	2,495
Intangible assets, net	1,390	1,049
Goodwill	3,738	—
Other non-current assets	122	83
Total assets	$ 42,792	$ 42,096
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Third-party software fees payable	$ 8,460	$ 11,132
Accounts payable	695	261
Other accrued expenses	2,330	1,467
Accrued compensation	2,645	2,497
Deferred revenue	1,233	1,417
Total current liabilities	15,363	16,774
Deferred tax liability	210	—
Deferred rent	184	240
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, no par value: 10,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, no par value: 37,500,000 shares authorized; 10,874,050 shares issued and outstanding at December 31, 2011 and 10,415,541 shares issued and outstanding at December 31, 2010	127,318	124,716
Accumulated other comprehensive loss	(631)	(445)
Accumulated deficit	(99,652)	(99,189)
Total shareholders' equity	27,035	25,082
Total liabilities and shareholders' equity	$ 42,792	$ 42,096

See notes to consolidated financial statements.

BSQUARE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Year Ended December 31, 2011	2010
Revenue:		
Software	$68,310	$69,059
Service	28,533	27,715
Total revenue	96,843	96,774
Cost of revenue:		
Software	55,110	55,207
Service	22,284	21,048
Total cost of revenue	77,394	76,255
Gross profit	19,449	20,519
Operating expenses:		
Selling, general and administrative	16,667	12,850
Research and development	3,833	3,379
Total operating expenses	20,500	16,229
Income (loss) from operations	(1,051)	4,290
Other income (expense), net	422	(504)
Income (loss) before income taxes	(629)	3,786
Income tax benefit	166	2,377
Net income (loss)	$ (463)	$ 6,163
Basic income (loss) per share	$ (0.04)	$ 0.60
Diluted income (loss) per share	$ (0.04)	$ 0.56
Shares used in calculation of income (loss) per share:		
Basic	10,594	10,192
Diluted	10,594	10,912

See notes to consolidated financial statements.

BSQUARE CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands, except share and per share amounts)

	Preferred Stock		Common Stock		Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount	Shares	Amount			
Balance, December 31, 2009	—	$—	10,162,589	$123,572	$(746)	$(105,352)	$17,474
Net income	—	—	—	—	—	6,163	6,163
Foreign currency translation adjustment	—	—	—	—	(7)	—	(7)
Change of unrealized gain on investments	—	—	—	—	308	—	308
Comprehensive loss	—	—					6,464
Exercise of stock options	—	—	158,471	383	—	—	383
Share-based payments, including issuance of restricted stock	—	—	94,481	761	—	—	761
Balance, December 31, 2010	—	$—	10,415,541	$124,716	$(445)	$ (99,189)	$25,082
Net loss	—	—	—	—	—	(463)	(463)
Foreign currency translation adjustment	—	—	—	—	(171)	—	(171)
Change in unrealized gain on investments	—	—	—	—	(15)	—	(15)
Comprehensive income	—	—					24,433
Exercise of stock options	—	—	208,821	424	—	—	424
Share-based payments, including issuance of restricted stock	—	—	249,688	2,178	—	—	2,178
Balance, December 31, 2011	—	$—	10,874,050	$127,318	$(631)	$ (99,652)	$27,035

See notes to consolidated financial statements.

BSQUARE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31, 2011	2010
Cash flows from operating activities:		
Net income (loss)	$ (463)	$ 6,163
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Realized loss (gain) on sale of auction rate securities	(104)	580
Litigation settlement	(213)	—
Impairment of intangible asset	518	—
Depreciation and amortization	918	861
Stock-based compensation	2,178	761
Deferred income tax benefit	(98)	(2,640)
Changes in operating assets and liabilities:		
Accounts receivable, net	2,010	(4,911)
Prepaid expenses and other assets	(880)	264
Third-party software fees payable	(2,672)	5,897
Accounts payable and other accrued liabilities	141	663
Deferred revenue	(182)	(2,297)
Deferred rent	(56)	(71)
Net cash provided by operating activities	1,097	5,270
Cash flows from investing activities:		
Purchases of equipment and furniture	(785)	(218)
Acquisition of business, less acquired cash	(4,787)	—
Proceeds from maturities of short-term investments	20,693	8,200
Proceeds from sale of auction rate securities	226	3,795
Purchases of short-term investments	(18,991)	(19,505)
Net cash used for investing activities	(3,644)	(7,728)
Cash flows from financing activities—proceeds from exercise of stock options	424	383
Effect of exchange rate changes on cash	(186)	(29)
Net decrease in cash and cash equivalents	(2,309)	(2,104)
Cash and cash equivalents, beginning of year	10,814	12,918
Cash and cash equivalents, end of year	$ 8,505	$ 10,814
Supplemental cash flow information:		
Cash paid for income taxes	$ 15	$ 230
Contingent consideration for acquisition of a business	$ 766	$ —

See notes to consolidated financial statements.

BSQUARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business and Accounting Policies

Description of Business

BSQUARE Corporation ("BSQUARE") was incorporated in Washington State in July 1994. We provide software solutions and related engineering services to companies that develop smart, connected devices. A smart, connected device is a dedicated purpose computing device that typically has a display, runs an operating system (e.g., Microsoft® Windows® CE) and may be connected to a network via a wired or wireless connection. Examples of smart devices include set-top boxes, home gateways, point-of-sale terminals, kiosks, voting machines, gaming platforms, tablets, handheld data collection devices, personal media players, smart phones and devices targeted at automotive applications. We focus on smart devices that utilize embedded versions of the Microsoft Windows family of operating systems, specifically Windows Embedded Compact, Windows Embedded Standard and Windows Mobile™ as well as devices running other popular operating systems such as Android, Linux, and QNX.

We have been providing software solutions to the smart device marketplace since our inception. Our customers include world class original equipment manufacturers ("OEMs"), original design manufacturers ("ODMs") and enterprises, as well as silicon vendors ("SVs") and peripheral vendors which purchase our software solutions for purposes of facilitating processor and peripheral sales to the aforementioned customer categories. In the case of enterprises, our customers include those which develop, market and distribute smart devices on their own behalf as well as those that purchase devices from OEMs or ODMs and require additional device software or testing. The software solutions we provide are utilized and deployed throughout various phases of our customers' device life cycle, including design, development, customization, quality assurance and deployment.

Basis of Consolidation

The consolidated financial statements include the accounts of BSQUARE Corporation and our wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

Use of Estimates

Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Examples include provisions for bad debts and income taxes, estimates of progress on professional engineering service arrangements and bonus accruals. Actual results may differ from these estimates.

Income (Loss) Per Share

Basic income or loss per share is computed using the weighted average number of common shares outstanding during the period, and excludes any dilutive effects of common stock equivalent shares, such as options, restricted stock awards, restricted stock units and warrants. Restricted stock awards ("RSAs") are considered outstanding and included in the computation of basic income or loss per share when underlying restrictions expire and the awards are no longer forfeitable. Restricted stock units ("RSUs"), which vest over a period of two to four years, are considered outstanding and included in the computation of basic income or loss per share only when vested. Diluted income per share is computed using the weighted average number of common shares outstanding and common stock equivalent shares outstanding during the period using the treasury stock method. Common stock equivalent shares are excluded from the computation if their effect is anti-dilutive. Unvested but outstanding RSUs and RSAs which are forfeitable but outstanding are included in the diluted income per share calculation as well.

The following table presents a reconciliation of the number of shares used in the calculation of basic and diluted income (loss) per share (in thousands):

	Year Ended December 31,	
	2011	**2010**
Weighted average shares outstanding for basic income (loss) per share	10,594	10,192
Dilutive effect of common stock equivalent shares	—	720
Weighted average shares outstanding for diluted income (loss) per share	10,594	10,912

Had we not been in a net loss position, our weighted average shares used to calculate diluted income (loss) per share would have been 11,419,000, representing a dilutive effect of common stock equivalents of 825,000 shares.

Cash, Cash Equivalents and Short-term Investments

We invest our excess cash primarily in highly liquid debt instruments of U.S. government agencies and municipalities, debt instruments issued by foreign government, corporate commercial paper, money market funds, and corporate debt securities. We classify all highly liquid investments with stated maturities of three months or less from date of purchase as cash equivalents and all highly liquid investments with stated maturities of greater than three months as short-term investments.

Short-term investments consist entirely of marketable securities which are all classified as available-for-sale securities and are recorded at their estimated fair value. We determine the appropriate classification of our investments at the time of purchase and reevaluate such designation at each balance sheet date. We may or may not hold securities with stated maturities greater than 12 months until maturity. As we view these securities as available to support current operations, we classify securities with maturities beyond 12 months as short-term investments in the accompanying Consolidated Balance Sheets. We carry these securities at fair value, and report the unrealized gains and losses, net of taxes, as a component of stockholders' equity, except for unrealized losses determined to be other than temporary which are recorded in other expense.

Restricted Cash

Our restricted cash represents time deposits held at a financial institution as security for an outstanding letter of credit expiring in 2014 related to our corporate headquarters lease obligation.

Long-term Investments

Our long-term investments as of December 31, 2010 consisted of auction rate securities ("ARS"), which were recorded at their estimated fair value.

Financial Instruments and Concentrations of Risk

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash equivalents, short-term investments, and accounts receivable.

Allowance for Doubtful Accounts

We record accounts receivable at the invoiced amount net of an estimated allowance for doubtful accounts to reserve for potentially uncollectible receivables. We review customers which are past due to identify specific customers with known disputes or collectability issues. In determining the amount of the allowance, we make judgments about the creditworthiness of significant customers based on ongoing credit evaluations.

Equipment, Furniture and Leasehold Improvements

We account for equipment, furniture and leasehold improvements at cost less accumulated depreciation and amortization. We compute depreciation of equipment and furniture using the straight-line method over the estimated useful lives of the assets, generally three years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful lives, ranging from 2 to 10 years. Maintenance and repairs costs are expensed as incurred. When assets are retired or otherwise disposed of, gains or losses are included in the statement of operations. When facts and circumstances indicate that the value of long-lived assets may be impaired, an evaluation of recoverability is performed by comparing the carrying value of the asset to projected undiscounted future cash flows. Upon indication that the carrying value of such assets may not be recoverable, we recognize an impairment loss as a charge against current operations based on the difference between the carrying value of the asset and its fair value.

Intangible Assets

Intangible assets were recorded as a result of asset and business acquisitions and are stated at estimated fair value at the time of acquisition less accumulated amortization. We amortize our acquired intangible assets using the straight-line method using lives ranging from one to 10 years. We review intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. We measure recoverability of these assets by comparing the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If intangible assets are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair market value.

Goodwill

We evaluate goodwill for impairment annually or more frequently when an event occurs or circumstances change that indicate that the carrying value may not be recoverable. Our annual testing date is December 31. We test goodwill for impairment by first comparing the book value of net assets to the fair value of the reporting units. If the fair value is determined to be less than the book value or qualitative factors indicate that it is more likely than not that goodwill is impaired, a second step is performed to compute the amount of impairment as the difference between the estimated fair value of goodwill and the carrying value. We estimate the fair value of the reporting units using discounted cash flows. Forecasts of future cash flows are based on our best estimate of future net sales, gross margins, and operating expenses. Changes in these forecasts could significantly change the amount of impairment recorded, if any.

Third-Party Software Fees Payable

We record all fees payable and accrued liabilities related to the sale of third-party software, such as Microsoft Windows Embedded and Windows Mobile operating systems, as third-party software fees payable.

Software Development Costs

No software development costs have been capitalized as the cost has been immaterial.

Research and Development

Research and development costs are expensed as incurred.

Advertising Costs

All costs of advertising, including cooperative marketing arrangements, are expensed as incurred. Advertising expense was $588,000 in 2011 and $93,000 in 2010.

Stock-Based Compensation

The estimated fair value of stock based awards is recognized as compensation expense over the vesting period of the award, net of estimated forfeitures. We estimate forfeitures of stock based awards based on historical experience and expected future activity. The fair value of restricted stock awards and restricted stock units is determined based on the number of shares granted and the quoted price of the Company's common stock on the date of grant. The fair value of stock option awards are estimated at the grant date based on the fair value of each vesting tranche as calculated by the Black-Scholes-Merton ("BSM") option-pricing model. The BSM model requires various highly judgmental assumptions including expected volatility and option life. If any of the assumptions used in the BSM model change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.

Incentive Compensation

We make certain estimates, judgments and assumptions regarding the likelihood of our attainment, and the level thereof, of bonuses payable under our annual incentive compensation programs. We accrue bonuses and recognize the resulting expense when the bonus is judged to be reasonably likely to be earned as of year-end and is estimable. The amount accrued, and expense recognized, is the estimated portion of the bonus earned on a year-to-date basis less any amounts previously accrued. These estimates, judgments and assumptions are made quarterly based on available information and take into consideration our year-to-date actual results and expected results for the remainder of the year. Because our attainment estimate factors estimated future results, significant judgment is required. If actual results differ materially from our estimates, the amount of bonus expense recorded in a particular quarter could be significantly over or under estimated.

Comprehensive Income (Loss)

Comprehensive income (loss) refers to net income (loss) and other revenue, expenses, gains and losses that, under generally accepted accounting principles, are recorded as an element of shareholders' equity but are excluded from the calculation of net income (loss).

The changes in the components of other comprehensive income (loss) are as follows (in thousands):

	Year Ended December 31,	
	2011	2010
Net income (loss)	$(463)	$6,163
Changes in unrealized gain (loss) on investments	(15)	308
Changes in foreign currency translation adjustment	(171)	(7)
Comprehensive income (loss)	$(649)	$6,464

The components of accumulated other comprehensive loss are as follows (in thousands):

	As of December 31,	
	2011	2010
Unrealized net losses on investments	(15)	—
Foreign currency translation adjustment	(616)	(445)
Accumulated other comprehensive loss	$(631)	$(445)

Income Taxes

We are subject to income taxes in the U.S. and certain foreign jurisdictions. Significant judgment is required in determining our provision for income taxes. We compute income taxes using the asset and liability method, under which deferred income taxes are provided for on the temporary differences between the financial reporting basis and the tax basis of our assets and liabilities. Our deferred tax assets are measured using currently enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Foreign Currency

The functional currency of foreign subsidiaries is the local currency. Accordingly, assets and liabilities are translated into U.S. dollars at exchange rates in effect at the balance sheet. Resulting translation adjustments are included in "Accumulated other comprehensive loss," a separate component of shareholders' equity. The net gains and losses resulting from foreign currency transactions are recorded in the period incurred and were not significant for any of the periods presented.

Revenue Recognition

We recognize revenue from software and engineering service sales when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the selling price is fixed or determinable; and collectability is reasonably assured. Contracts and customer purchase orders are generally used to determine the existence of an arrangement. Shipping documents and time records are generally used to verify delivery. We assess whether the selling price is fixed or determinable based on the contract and/or customer purchase order and payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess collectability based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history. Periodically, we will begin work on engineering service engagements prior to having a signed contract and, in some cases, the contract is signed in a quarter after which service delivery costs are incurred. We do not defer costs associated with these uncontracted engagements.

We recognize software revenue upon shipment provided that no significant obligations remain on our part, substantive acceptance conditions, if any, have been met and the other revenue recognition criteria have been met. Service revenue from time and materials contracts, and training service agreements, is recognized as services are performed. Fixed-price service agreements, and certain time and materials service agreements with capped fee structures, are accounted for using the percentage-of-completion method. We use the percentage-of-completion method of accounting because it is the most accurate method to recognize revenue based on the nature and scope of these engineering service contracts; it is a better measure of periodic income results than other methods and it better matches revenue recognized with the costs incurred. Percentage of completion is measured based primarily on input measures such as hours incurred to date compared to total estimated hours to complete, with consideration given to output measures, such as contract milestones, when applicable. Significant judgment is required when estimating total hours and progress to completion on these arrangements which determines the amount of revenue we recognize as well as whether a loss is recognized if one is expected to be incurred for the remainder of the project. Revisions to hour and cost estimates are incorporated in the period in which the facts that give rise to the revision become known.

We also enter into arrangements in which a customer purchases a combination of software licenses, engineering services and post-contract customer support and/or maintenance ("PCS"). As a result, contract interpretation is sometimes required to determine the appropriate accounting, including how the price should be allocated among the deliverable elements if there are multiple elements. PCS may include rights to upgrades, when and if available, telephone support, updates and enhancements. When vendor specific objective evidence ("VSOE") of fair value exists for all elements in a multiple element arrangement, revenue is allocated to each element based on the relative fair value of each of the elements. VSOE of fair value is established by the price charged when the same element is sold separately. Accordingly, the judgments involved in assessing the fair values of various elements of an agreement can impact the recognition of revenue in each period. Changes in the allocation of the sales price between deliverables might impact the timing of revenue recognition, but would not change the total revenue recognized on the contract. When elements such as software and engineering services are contained in a single arrangement, or in related arrangements with the same customer, we allocate revenue to each element based on its relative fair value, provided that such element meets the criteria for treatment as a separate unit of accounting. In the absence of fair value for a delivered element, revenue is first allocated to the fair value of the undelivered elements and then allocated to the residual delivered elements. In the absence of fair value for an undelivered element, the arrangement is accounted for as a single unit of accounting, resulting in a delay of revenue recognition for the delivered elements until the undelivered elements are fulfilled.

When engineering services and royalties are contained in a single arrangement, we recognize revenue from engineering services as earned in accordance with the criteria above even though the effective rate per hour may be lower than typical because the customer is contractually obligated to pay royalties on their device shipments. We recognize royalty revenue, classified as software revenue, when the royalty report from the customer is received or when such royalties are contractually guaranteed and the revenue recognition criteria are met, particularly that collectability is reasonably assured.

Recently Issued Accounting Pronouncements

In 2010, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU") to address diversity in practice in interpreting the pro forma revenue and earnings disclosure requirements for business combinations. The ASU specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the current year business combination(s) had occurred as of the beginning of the comparable prior annual reporting period. We prospectively adopted this ASU effective Q1 2011, with no impact on our consolidated financial statements.

In 2011, the FASB issued two ASUs which amend guidance for the presentation of comprehensive income. The amended guidance requires an entity to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements. The current option to report other comprehensive income and its components in the statement of stockholders' equity will be eliminated. Although the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under existing guidance. These ASUs are effective for us in Q1 2012 and retrospective application will be required. These ASUs will change our financial statement presentation of comprehensive income but will not impact our net income, financial position, or cash flows.

In 2011, the FASB issued an ASU which allows an entity the option to make a qualitative evaluation about the likelihood of goodwill impairment to determine whether it should calculate the fair value of a reporting unit. The ASU also expands upon the examples of events and circumstances that an entity should consider between annual impairment tests in determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The ASU is effective for us in Q1 2012, with early adoption permitted. We do not expect adoption to have an impact on our consolidated financial statements.

2. Cash and Investments

Cash, cash equivalents, short-term investments, long-term investments and restricted cash consist of the following (in thousands):

	December 31,	
	2011	2010
Cash	$ 1,428	$ 736
Cash and cash equivalents:		
Corporate debt	501	—
Money market funds	6,576	10,078
Total cash equivalents	7,077	10,078
Total cash and cash equivalents	8,505	10,814
Short-term investments:		
U.S. agency securities	1,751	2,250
Municipal securities	355	450
Corporate commercial paper	1,250	2,749
Foreign government bonds	500	775
Corporate debt securities	5,763	5,105
Total short-term investments	9,619	11,329
Long-term investments—auction rate security	—	122
Restricted cash—money market fund	875	875
Total cash, cash equivalents, investments and restricted cash	$18,999	$23,140

Gross unrealized gains and losses on our cash equivalents, and short-term investments were not material as of December 31, 2010 and December 31, 2011.

3. Fair Value Measurements

We measure our cash equivalents, marketable securities, auction rate security ("ARS"), and the earn-out liability associated with our acquisition of MPC Data Limited ("MPC") (see note 4) at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Directly or indirectly observable market-based inputs or unobservable inputs used in models or other valuation methodologies.

Level 3: Unobservable inputs that are not corroborated by market data. The inputs require significant management judgment or estimation.

We classify our cash equivalents and marketable securities within Level 1 or Level 2. This is because we value our cash equivalents and marketable securities using quoted market prices or alternative pricing sources and models utilizing market observable inputs. We classify our investment in ARS within Level 3 because it is valued using valuation techniques based on multiple inputs. We classify our earn-out liability associated with MPC within Level 3 as it is valued using valuation techniques using inputs such as management's estimation of future sales. Some of the inputs to these models are unobservable in the market and are significant.

Assets and liabilities measured at fair value on a recurring basis are summarized below (in thousands):

	December 31, 2011			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Direct or Indirect Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets				
Cash equivalents:				
Money market funds	$6,576	$ —	$—	$ 6,576
Corporate debt	—	501	—	501
Total cash equivalents	6,576	501	—	7,077
Short-term investments:				
U.S. agency securities	—	1,751	—	1,751
Municipal securities	—	355	—	355
Corporate commercial paper	—	1,250	—	1,250
Foreign government bonds	—	500	—	500
Corporate debt securities	—	5,763	—	5,763
Total short-term investments	—	9,619	$—	9,619
Restricted cash—money market fund	875	—	—	875
Total assets	$7,451	$10,120	$—	$17,571
MPC earn-out liability	$ —	$ —	$766	$ 766

	December 31, 2010			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Direct or Indirect Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets				
Cash equivalents:				
Money market funds	$10,078	$ —	$—	$10,078
Total cash equivalents	10,078	—	—	10,078
Short-term investments:				
U.S. agency securities	—	2,250	—	2,250
Municipal securities	—	450	—	450
Corporate commercial paper	—	2,749	—	2,749
Foreign government bonds	—	775	—	775
Corporate debt securities	—	5,105	—	5,105
Total short-term investments	—	11,329	—	11,329
Long-term investment—ARS	—	—	122	122
Restricted cash—money market fund	875	—	—	875
Total assets	$10,953	$11,329	$122	$22,404

An impairment charge of $518,000 was recognized in the fourth quarter of 2011 for intangible assets measured using level 3 inputs and recorded at fair value on a non-recurring basis. These intangible assets were associated with acquired technology (see Note 6).

4. Acquisition

On September 11, 2011, we completed the acquisition of MPC Data Limited ("MPC"), a United Kingdom based provider of embedded software engineering services.

We acquired all outstanding shares of MPC preferred and common stock in exchange for total consideration of $7.1 million, which included an earn-out with an estimated fair value of $810,000 on the acquisition date. The fair value of the earn-out will be re-measured to estimated fair value each reporting period based on specific revenue earned in designated regions of Europe through September 30, 2012 and is not capped. The estimated fair value of the earn-out was $766,000 as of December 31, 2011. If our estimate of applicable revenue varies from actuals by 10%, the impact on the earn-out would be $90,000. We also acquired $1.5 million in cash and cash equivalents as part of the acquisition, for a net estimated total cash price of $5.5 million.

In connection with the business combination, we incurred merger-related costs, including legal, consulting, accounting and other costs, of $193,000 during 2011 which we recognized as expense.

The business combination was accounted for using the acquisition method of accounting, which requires an acquirer to recognize the assets acquired and liabilities assumed at the acquisition date measured at their fair values, including intangible assets acquired consisting of trade names and trademarks, non-compete agreements, and customer relationships. The acquisition of MPC was structured as a stock purchase and therefore the values assigned to the intangible assets and goodwill are not deductible for tax purposes. Deferred tax liabilities of $233,000 were recognized as part of the transaction. The excess of the acquisition consideration, including the estimated fair value of the earn-out, over the fair value of net assets acquired was recorded as goodwill. Our allocation of the acquisition consideration to the assets acquired and liabilities assumed is as follows (in thousands):

Acquisition consideration	$7,038
Net assets acquired:	
Cash and cash equivalents	1,481
Other current assets	1,124
Property, equipment, and furniture	103
Intangible assets—customer relationships	973
Intangible assets—non-compete agreements	206
Intangible assets—trade names and trademarks	96
Current liabilities	(473)
Long-term tax liabilities	(210)
Net assets acquired	3,300
Goodwill	$3,738

Of the intangible assets acquired, customer relationships have a weighted-average useful life of 10 years, non-compete agreements have a weighted-average useful life of 2 years, and trade names and trademarks have a weighted-average useful life of 1 year. We will assess the fair value of the earn-out associated with the acquisition each period using level 3 inputs represented by management's estimation of future applicable engineering service revenue attributable to MPC through September 30, 2012. Any changes to the estimated fair value of the earn-out will be realized as other income (expense), net in the period which the changes occurred.

Unaudited Pro Forma Results of Operations

The unaudited pro forma results of operations are being furnished solely for informational purposes and are not intended to represent or be indicative of the consolidated results of operations that we would have reported had the MPC acquisition been completed as of the dates and for the periods presented, nor are they necessarily indicative of future results.

The unaudited pro forma results of operations data are derived from our consolidated financial statements and MPC and include pro forma adjustments relating to the MPC acquisition that are of a recurring nature representing pro forma amortization of intangible assets. Included in these pro forma results are revenue of $1.4 million and net income of $96,000 related to MPC since the date of acquisition. The pro forma results were adjusted to assume the $193,000 of acquisition expenses directly related to MPC was incurred on January 1, 2010. These pro forma results of operations do not give effect to any cost savings, revenue synergies, integration or restructuring costs which may result from the MPC operations.

The unaudited pro forma combined condensed results of operations are presented below as if the MPC acquisition had occurred on January 1, 2010 (amounts in 000's, except per share amounts):

	Twelve Months Ended December 31,	
	2011	2010
Net sales	$100,638	$102,124
Gross profit	$ 21,157	$ 22,683
Operating income	$ (1,032)	$ 4,234
Income before income taxes	$ (624)	$ 3,732
Net income	$ (445)	$ 6,109
Basic earnings (loss) per share	$ (0.05)	$ 0.60
Diluted earnings (loss) per share	$ (0.05)	$ 0.56

5. Equipment, Furniture and Leasehold Improvements

Equipment, furniture, and leasehold improvements consist of the following (in thousands):

	December 31,	
	2011	2010
Computer equipment and software	$ 2,804	$ 2,224
Office furniture and equipment	1,371	1,297
Leasehold improvements	929	631
Total	5,104	4,152
Less: accumulated depreciation and amortization	(4,067)	(3,499)
Equipment, furniture and leasehold improvements, net	$ 1,037	$ 653

Depreciation and amortization expense of equipment, furniture and leasehold improvements was $502,000 in 2011 and $399,000 in 2010.

6. Goodwill and Intangible Assets

The changes in the carrying amount of goodwill for the year ended December 31, 2011 were as follows (in thousands):

Balance as of December 31, 2010	$ —
Goodwill acquired	3,738
Balance as of December 31, 2011	$3,738

Intangible assets relate to developed technology, trade names and trademarks, customer relationships, and non-compete agreements that we acquired from TestQuest in November 2008 and through the acquisition of MPC in September 2011.

In the fourth quarter of 2011, we recognized a $518,000 impairment charge as software cost of revenue related to the acquired technology from TestQuest in 2008. The intangible asset associated with the acquired technology was deemed to be impaired as this technology is no longer used in any of our product offerings.

During the fourth quarter of 2011, we completed development of TQ10, the next generation of our automated testing software. TQ10 will replace both legacy TestQuest products, Countdown and TQ Pro, in what we will offer to our customers and provide technical support for in the future. Although TQ10 is similar in concept to Countdown and TQ Pro, TQ10 was developed on a new code base and architecture. As no significant future cash flows are expected to be generated from these legacy technologies, we deemed the intangible asset associated with Countdown to be impaired and recognized a $518,000 impairment charge accordingly as software cost of revenue.

Information regarding our acquisition-related intangible assets is as follows (in thousands):

	December 31, 2011			
	Gross Carrying Amount	Accumulated Amortization	Impairment	Net Carrying Value
Acquired technology	$1,552	$(1,034)	$(518)	$ —
Trade names and trademarks	180	(92)	—	88
Customer relationships	1,275	(141)	—	1,134
Non-compete agreements	196	(28)	—	168
Total	$3,203	$(1,295)	$(518)	$1,390

	December 31, 2010		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Acquired technology	$1,552	$(758)	$ 794
Trade names and trademarks	83	(44)	39
Customer relationships	293	(77)	216
Total	$1,928	$(879)	$1,049

Amortization expense was $417,000 and $463,000 for 2011 and 2010, respectively. As of December 31, 2011, expected amortization expense for acquisition-related intangible assets for each of the next five years and thereafter was as follows (in thousands):

2012	$ 320
2013	206
2014	135
2015	135
2016	130
Thereafter	464
Total	$1,390

7. Other Income (Expense), Net

The components of other income (expense), net are as follows (in thousands):

	Year Ended December 31,	
	2011	2010
Litigation settlement, net	$213	$ —
Realized gain (loss) on ARS	104	(549)
Interest income	50	98
Other	55	(53)
Total	$422	$(504)

8. Income Taxes

Income (loss) before income taxes consists of the following (in thousands):

	Year Ended December 31, 2011	Year Ended December 31, 2010
U.S.	$(717)	$3,801
Foreign	88	(15)
Total	$(629)	$3,786

Income tax benefit consists of the following (in thousands):

	Year Ended December 31, 2011	Year Ended December 31, 2010
Federal	$ 90	$2,503
State and local	(33)	(126)
Foreign	109	—
Total	$166	$2,377

The components of net deferred tax assets consist of the following (in thousands):

	December 31, 2011	December 31, 2010
Deferred income tax assets:		
Depreciation and amortization	$ 1,055	$ 1,249
Accrued expenses and reserves	1,796	1,088
Net operating loss carryforwards	20,768	20,963
Capital loss carryforwards	345	348
Research and development credit carryforwards	2,535	2,389
Stock-based compensation	305	372
Other	—	217
Gross deferred tax assets	26,804	26,626
Less: valuation allowance	(24,192)	(23,986)
Net deferred tax assets	$ 2,612	$ 2,640

Our net deferred tax assets are recorded as follows (in thousands):

	December 31, 2011	December 31, 2010
Net deferred tax assets:		
Deferred tax assets—current	$ 520	$ 145
Deferred tax assets—non-current	2,302	2,495
Deferred tax liability	(210)	—
Net deferred tax assets	$2,612	$2,640

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pre-tax income, as a result of the following:

	Year Ended December 31,	
	2011	**2010**
Taxes at the U.S. statutory rate	34.0%	34.0%
Increase (decrease) resulting from:		
Tax credits	39.5	(3.0)
State income tax	(2.5)	3.0
International operations	(4.9)	0.1
Incentive stock options	7.9	0.4
Valuation allowance	(21.2)	(99.2)
Transaction costs	(6.1)	—
Expiration of NOLs	(14.0)	—
Other, net	(6.3)	1.9
	26.4%	(62.8)%

Beginning in 2002 and through the third quarter of 2010, we maintained a full valuation allowance against our deferred tax assets as we were unable to determine that it was more likely than not that we would generate sufficient future taxable income for them to be realized. In the fourth quarter of 2010, we determined that it was more likely than not that we would generate sufficient future taxable income to realize a portion of our deferred tax assets, and reduced our valuation allowance accordingly. Upon review in 2011, it was determined that no additional valuation allowance release was necessary at this time.

At December 31, 2011, we had approximately $59.2 million of federal and state net operating loss carryforwards, and $2.6 million of tax credit carryforwards, which begin to expire in 2022. Utilization of these carryforward may be subject to an annual limitation due to Section 382 of the U.S. Internal Revenue Code which restricts the ability of a corporation that undergoes an ownership change to use its carryforwards. Under the applicable tax rules, an ownership change occurs if greater than five percent shareholders of an issuer's outstanding common stock, collectively, increase their ownership percentage by more than 50 percentage points over a rolling three-year period. We have performed analyses of possible ownership changes in the past, which included consideration of a third-party study, and do not believe that an ownership change of more than 50 percentage points has occurred.

We are no longer subject to U.S. federal tax examinations by tax authorities for years before 2007, and with a few immaterial exceptions, we are also no longer subject to U.S. state and local income tax examinations by tax authorities for years before 2007.

9. Commitments and Contingencies

Contractual Commitments

Our principal commitments consist of obligations outstanding under operating leases, which expire through 2018. We have lease commitments for office space in Bellevue, Washington; Boston, Massachusetts; San Diego, California; Longmont, Colorado; Chanhassen, Minnesota; Dallas, Texas; Taipei, Taiwan; Beijing, China; Trowbridge, United Kingdom; Seoul, Korea; and Nishi-Shinjuku, Japan. We also lease office space in Akron, Ohio on a month-to-month basis.

Under the terms of our corporate headquarters lease signed in February 2004, if we default under the lease, the landlord has the ability to demand payment for cash payments forgiven in 2004. The amount of the forgiven payments for which the landlord can demand repayment was $640,000 at December 31, 2011.

Rent expense was $1.6 million in 2011 and $1.5 million in 2010.

As of December 31, 2011, we had $875,000 pledged as collateral for a bank letter of credit under the terms of our headquarters facility lease. The pledged cash supporting the outstanding letter of credit is recorded as restricted cash.

Operating lease commitments at December 31, 2011 are as follows (in thousands):

2012	$1,503
2013	1,355
2014	1,035
2015	266
2016	266
2017	139
2018	93
Total	$4,657

10. Shareholders' Equity

Stock Options

We have a stock plan (the "Stock Plan") and an inducement stock plan for newly hired employees (the "Inducement Plan") (collectively the "Plans"). Under the Plans, stock options may be granted with a fixed exercise price that is equivalent to fair market value on the date of grant. These options have a term of up to 10 years and vest over a predetermined period, generally four years. Incentive stock options granted under the Stock Plan may only be granted to our employees. The Plans also allow for awards of non-qualified stock options, stock appreciation rights, RSAs and unrestricted stock awards, and RSUs. The Stock Plan allows for an automatic annual increase in the number of shares reserved for issuance under the Stock Plan. Such automatic annual increase is in an amount equal to the lesser of: (i) four percent of our outstanding shares at the end of the previous fiscal year, (ii) an amount determined by our Board of Directors, or (iii) 375,000 shares. The Inducement Plan was established in connection with the MPC acquisition. Initially, 250,000 shares were allocated for award under the Inducement Plan. The number of shares available for award may be modified by our Board of Directors, subject to SEC and NASDAQ limitations. There were no grants under the Inducement Plan during 2011.

Stock-Based Compensation

The estimated fair value of stock based awards is recognized as compensation expense over the vesting period of the award, net of estimated forfeitures. We estimate forfeitures of stock based awards based on historical experience and expected future activity. The fair value of restricted stock awards and restricted stock units is determined based on the number of shares granted and the quoted price of the Company's common stock on the date of grant. The fair value of stock option awards are estimated at the grant date based on the fair value of each vesting tranche as calculated by the Black-Scholes-Merton ("BSM") option-pricing model. The BSM model requires various highly judgmental assumptions including expected volatility and option life. If any of the assumptions used in the BSM model change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period. The fair values of our equity awards, primarily stock option grants, were estimated with the following weighted average assumptions:

	Year Ended December 31,	
	2011	2010
Dividend yield	0%	0%
Expected life	3.9 years	4.2 years
Expected volatility	74%	72%
Risk-free interest rate	1.1%	1.6%

The impact on our results of operations of recording stock-based compensation expense for years ended December 31, 2011 and 2010 was as follows (in thousands, except per share amounts):

	Year Ended December 31,	
	2011	2010
Cost of revenue—service	$ 668	$ 295
Selling, general and administrative	1,363	439
Research and development	147	27
Total stock-based compensation expense	$2,178	$ 761
Per diluted share	$ 0.21	$0.07

Stock Option Activity

The following table summarizes stock option activity under the Stock Plan for 2010 and 2011:

Stock Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Balance at January 1, 2010	2,171,470	$3.83		
Granted at fair value	182,788	2.83		
Exercised	(158,471)	2.41		
Forfeited	(103,439)	3.80		
Expired	(149,625)	6.35		
Balance at December 31, 2010	1,942,723	$3.66	4.91	$10,195,000
Granted at fair value	423,715	7.93		
Exercised	(208,821)	2.94		
Forfeited	(44,334)	3.32		
Expired	(173,808)	5.74		
Balance at December 31, 2011	1,939,475	$4.49	4.33	$ 880,000
Vested and expected to vest at December 31, 2011	1,848,240	$4.40	4.26	$ 859,000
Exercisable at December 31, 2011	1,348,266	$3.88	3.64	$ 695,000

At December 31, 2011, total compensation cost related to stock options granted to employees under the Plan but not yet recognized was $907,000, net of estimated forfeitures. This cost will be amortized on the straight-line method over a weighted-average period of approximately 1.5 years. The aggregate intrinsic value represents the difference between the exercise price of the underlying options and the quoted price of our common stock for the number of options that were in-the-money at year end. We issue new shares of common stock upon exercise of stock options.

The following table summarizes certain information about stock options for 2011 and 2010:

	Year Ended December 31,	
	2011	2010
Weighted average grant-date fair value for options granted during the year	$ 4.52	$ 1.83
Options in-the-money at December 31	708,441	1,480,789
Aggregate intrinsic value of options exercised	$909,117	$ 373,348

Restricted Stock Award Activity

The following table summarizes restricted stock award activity under the Stock Plan for 2011:

	Number of Shares	Weighted Average Grant-Date Fair Value
Unvested at December 31, 2010	42,000	$3.78
Granted	30,000	6.58
Vested	(45,000)	3.64
Forfeited	—	—
Unvested at December 31, 2011	27,000	$6.49
Expected to vest after December 31, 2011	24,300	$6.49

At December 31, 2011, total compensation cost related to restricted stock awards granted under the Stock Plan but not yet recognized was $55,000, net of estimated forfeitures. This cost will be amortized on the straight-line method over a period of approximately 0.4 years. Currently, only our Board of Directors has received restricted stock awards.

Restricted Stock Unit Activity

The following table summarizes restricted stock unit activity under the Stock Plan for 2011:

	Number of Shares	Weighted Average Exercise Price
Unvested at December 31, 2010	221,776	$5.27
Granted	312,760	5.57
Vested	(260,803)	3.85
Forfeited	(32,485)	4.80
Unvested at December 31, 2011	241,248	$5.91
Expected to vest after December 31, 2011	206,820	$5.90

At December 31, 2011, total compensation cost related to restricted stock units granted under the Stock Plan but not yet recognized was $1,056,000, net of estimated forfeitures. This cost will be amortized on the straight-line method over a period of approximately 2.3 years.

Common Stock Reserved for Future Issuance

The following table summarizes our shares of common stock reserved for future issuance at December 31, 2011 and 2010:

	December 31,	
	2011	2010
Stock options outstanding	1,939,475	1,942,723
Restricted stock units outstanding	241,248	221,776
Stock options available for future grant	617,086	540,419
Common stock reserved for future issuance	2,797,809	2,704,918

11. Employee Benefit Plan

Profit Sharing and Deferred Compensation Plan

We have a Profit Sharing and Deferred Compensation Plan ("Profit Sharing Plan") under Section 401(k) of the Internal Revenue Code of 1986, as amended. Substantially all full-time employees are eligible to participate in the Profit Sharing Plan. We typically elect to match the participants' contributions to the Profit Sharing Plan up to a certain amount; however we suspended such matching during a period of 2010. Participants will receive their share of the value of their investments, and any applicable vested match, upon retirement or termination. We made matching contributions of $440,000 in 2011 and $153,000 in 2010.

12. Significant Risk Concentrations

Significant Customer

The Ford Motor Company ("Ford") accounted for $9.7 million, or 10%, of total revenue in 2011 and $12.9 million, or 13%, of total revenue in 2010. No other customer accounted for 10% or more of total revenue in 2011 or 2010.

Ford had an accounts receivable balance of $1.6 million, or 12% of total accounts receivable as of December 31, 2011 and $2.4 million, or 26% of total accounts receivable, as of December 31, 2010. No other customer accounted for 10% or more of total accounts receivable as of December 31, 2011 or 2010.

Significant Supplier

We have OEM Distribution Agreements ("ODAs") with Microsoft which enable us to sell Microsoft Windows Embedded operating systems to our customers in the United States, Canada, the Caribbean (excluding Cuba), Mexico, the European Union and the European Free Trade Association, which expire on June 30, 2012. We also have ODAs with Microsoft which allow us to sell Microsoft Windows Mobile operating systems in the Americas, Japan, Taiwan, Korea, Europe, the Middle East, and Africa, which expire in June and July of 2012.

Software sales under these agreements constitute a significant portion of our software revenue and total revenue. These agreements are typically renewed annually or semi-annually; however there is no automatic renewal provision in any of these agreements. Further, these agreements can be terminated unilaterally by Microsoft at any time. Microsoft currently offers a rebate program to sell Microsoft Windows Embedded operating systems in which we earn money for achieving certain predefined objectives. Under this rebate program we earned $746,000 in 2011 and $804,000 in 2010. These rebates are accounted for as a reduction in software cost of revenue.

13. Information about Geographic Areas

Our chief operating decision-makers (i.e., chief executive officer, and certain of his direct reports) review financial information presented on a consolidated basis, accompanied by disaggregated information about revenues by geographic region for purposes of allocating resources and evaluating financial performance. There are no segment managers who are held accountable by our chief operating decision-makers, or anyone else, for operations, operating results, and planning for levels or components below the consolidated unit level. Accordingly, we consider ourselves to be in a single reporting segment and operating unit structure.

Revenues by geography are based on the billing address of the customer. The following table sets forth revenue and long-lived assets by geographic area (in thousands):

	Year Ended December 31,	
	2011	**2010**
Total revenue:		
North America	$74,699	$80,856
Asia	17,909	14,196
Rest of the world	4,235	1,722
Total revenue	$96,843	$96,774

	December 31,	
	2011	**2010**
Long-lived assets:		
North America	$ 4,334	$ 5,183
Europe	5,019	—
Rest of the world	111	94
Total long-lived assets	$ 9,464	$ 5,277

14. Quarterly Financial Information (Unaudited)

Following is a summary of unaudited quarterly financial information for 2011 and 2010:

	Condensed Consolidated Statements of Operations 2011			
	Q1	Q2	Q3	Q4
	(in thousands, except per share data)			
Revenue	$26,008	$23,422	$24,029	$23,384
Gross profit	5,250	5,107	4,804	4,288
Income (loss) from operations	405	14	(478)	(992)
Net income (loss)	$ 184	$ 21	$ (166)	$ (502)
Basic income (loss) per share	$ 0.02	$ 0.00	$ (0.02)	$ (0.05)
Diluted income (loss) per share	$ 0.02	$ 0.00	$ (0.02)	$ (0.05)
Shares used in calculation of income (loss) per share:				
Basic	10,430	10,563	10,610	10,703
Diluted	11,704	10,529	10,610	10,703

	Condensed Consolidated Statements of Operations 2010			
	Q1	Q2	Q3	Q4
	(in thousands, except per share data)			
Revenue	$16,945	$26,905	$25,338	$27,586
Gross profit	1,182	7,776	5,041	6,520
Income (loss) from operations	(2,861)	3,993	995	2,163
Net income (loss)	$(3,440)	$ 3,973	$ 936	$ 4,694
Basic income (loss) per share	$ (0.34)	$ 0.39	$ 0.09	$ 0.46
Diluted income (loss) per share	$ (0.34)	$ 0.39	$ 0.09	$ 0.42
Shares used in calculation of income (loss) per share:				
Basic	10,127	10,157	10,196	10,288
Diluted	10,127	10,287	10,390	11,072

	Condensed Consolidated Balance Sheets 2011			
	March 31	June 30	September 30	December 31
	(in thousands)			
Cash and cash equivalents	$ 8,304	$ 8,510	$ 9,053	$ 8,505
Accounts receivable, net	15,792	13,393	16,476	13,403
Total current assets	37,016	36,525	34,363	33,328
Long-term investments	122	116	116	—
Total assets	42,106	41,627	44,939	42,792
Third-party software fees payable	11,148	9,121	10,101	8,460
Accounts payable	541	372	373	695
Other accrued expenses	1,436	1,701	3,949	2,330
Accrued compensation	1,636	2,207	2,062	2,645
Total current liabilities	16,094	14,917	17,469	15,363
Common stock	125,282	126,032	126,682	127,318
Accumulated deficit	(99,005)	(98,984)	(99,150)	(99,652)
Total shareholders' equity	25,789	26,505	26,915	27,035
Total liabilities and shareholders' equity	42,106	41,627	44,939	42,792

	Condensed Consolidated Balance Sheets 2010			
	March 31	June 30	September 30	December 31
	(in thousands)			
Cash and cash equivalents	$ 10,983	$ 7,477	$ 12,474	$ 10,814
Accounts receivable, net	10,138	16,781	11,899	14,128
Total current assets	22,278	32,747	32,184	36,819
Long-term investments	3,493	843	828	122
Total assets	28,870	36,480	35,739	42,096
Third-party software fees payable	7,166	9,824	10,634	11,132
Accounts payable	498	395	185	261
Other accrued expenses	1,482	940	1,234	1,467
Accrued compensation	1,705	2,091	1,789	2,497
Total current liabilities	14,065	17,594	15,785	16,774
Common stock	123,740	123,886	124,050	124,716
Accumulated deficit	(108,792)	(104,819)	(103,883)	(99,189)
Total shareholders' equity	14,511	18,610	19,696	25,082
Total liabilities and shareholders' equity	28,870	36,480	35,739	42,096

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.*

None.

Item 9A. *Controls and Procedures.*

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that the information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In connection with the preparation of this Annual Report on Form 10-K, our management carried out an evaluation, under the supervision and with the participation of our CEO and CFO, as of December 31, 2011, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and 15d-15(e) under the Exchange Act. Based upon this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2011.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act and includes those policies and procedures that: (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. All internal controls, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control—Integrated Framework.*

Based on its assessment, our management concluded that, as of December 31, 2011, our internal control over financial reporting was effective.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during our fourth quarter of 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information.***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance.***

Certain information required by this Item regarding our directors and executive officers is set forth in Part I of this report under Item 1, "Business—Directors and Executive Officers of the Registrant" and in our definitive proxy statement for our 2012 annual meeting of shareholders to be filed with the SEC under the captions "Nominees and Other Directors" and "Executive Officers" and is incorporated herein by this reference.

The information required by this Item regarding compliance by our directors, executive officers and holders of ten percent of a registered class of our equity securities with Section 16(a) of the Securities Exchange Act of 1934 is included in our definitive proxy statement for our 2012 annual meeting of shareholders to be filed with the SEC under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" and is incorporated herein by this reference.

The remaining information required by this Item is included in our definitive proxy statement for our 2012 annual meeting of shareholders to be filed with the SEC under the caption "Corporate Governance" and is incorporated herein by this reference.

Item 11. ***Executive Compensation.***

The information required by this Item is included in our definitive proxy statement for our 2012 annual meeting of shareholders to be filed with the SEC under the captions "Corporate Governance" and "Executive Officer Compensation" and is incorporated herein by this reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.***

The information required by this Item regarding equity compensation plan information is included in our definitive proxy statement for our 2012 annual meeting of shareholders to be filed with the SEC under the caption "Equity Compensation Plan Information" and is incorporated herein by this reference.

The information required by this Item regarding security ownership is included in our definitive proxy statement for our 2012 annual meeting of shareholders to be filed with the SEC under the caption "Security Ownership of Principal Shareholders, Directors and Management" and is incorporated herein by this reference.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence.***

The information required by this Item is included in our definitive proxy statement for our 2012 annual meeting of shareholders to be filed with the SEC under the captions "Corporate Governance" and "Certain Relationships and Related Transactions" and is incorporated herein by this reference.

Item 14. ***Principal Accounting Fees and Services.***

The information required by this Item with respect to principal accountant fees and services is included in our definitive proxy statement for our 2012 annual meeting of shareholders to be filed with the SEC under the caption "The Company's Independent Auditors" and is incorporated herein by this reference.

PART IV

Item 15. *Exhibits, Financial Statement Schedules.*

(a) Financial Statements and Schedules

1. *Financial Statements.*

The following consolidated financial statements are filed as part of this report under Item 8 of Part II, "Financial Statements and Supplementary Data."

A. Consolidated Balance Sheets as of December 31, 2011 and 2010.

B. Consolidated Statements of Operations for 2011 and 2010.

C. Consolidated Statements of Shareholders' Equity for 2011 and 2010.

D. Consolidated Statements of Cash Flows for 2011 and 2010.

2. *Financial Statement Schedules.*

Financial statement schedules not included herein have been omitted because they are either not required, not applicable, or the information is otherwise included herein.

3. *Exhibits.*

Exhibits are incorporated herein by reference or are filed with this report as indicated below (numbered in accordance with Item 601 of Regulation S-K).

(b) Exhibits

The exhibits listed in the accompanying Index to Exhibits are filed with this report or incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BSQUARE CORPORATION

Date: February 23, 2012

By: /s/ BRIAN T. CROWLEY
Brian T. Crowley
President and Chief Executive Officer

Date: February 23, 2012

By: /s/ SCOTT C. MAHAN
Scott C. Mahan
Vice President, Finance and Chief Financial Officer

POWER OF ATTORNEY

Each person whose individual signature appears below hereby authorizes and appoints Brian T. Crowley and Scott C. Mahan, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file, any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on February 23, 2012, on behalf of the registrant and in the capacities indicated.

Signature	Title
/s/ BRIAN T. CROWLEY **Brian T. Crowley**	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ SCOTT C. MAHAN **Scott C. Mahan**	Vice President, Finance and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ ELLIOTT H. JURGENSEN, JR. **Elliott H. Jurgensen, Jr.**	Chairman of the Board
/s/ DONALD B. BIBEAULT **Donald B. Bibeault**	Director
/s/ ELWOOD D. HOWSE, JR. **Elwood D. Howse, Jr.**	Director
/s/ SCOT E. LAND **Scot E. Land**	Director
/s/ WILLIAM D. SAVOY **William D. Savoy**	Director
/s/ KENDRA VANDERMEULEN **Kendra VanderMeulen**	Director

BSQUARE CORPORATION

INDEX TO EXHIBITS

Exhibit Number	Description	Filed Herewith	Incorporated by Reference Form	Filing Date	Exhibit	File No.
3.1	Amended and Restated Articles of Incorporation		S-1	8/17/1999	3.1(a)	333-85351
3.1(a)	Articles of Amendment to Amended and Restated Articles of Incorporation		10-Q	8/7/2000	3.1	000-27687
3.1(b)	Articles of Amendment to Amended and Restated Articles of Incorporation		8-K	10/11/2005	3.1	000-27687
3.2	Bylaws and all amendments thereto		10-K	3/19/2003	3.2	000-27687
10.1*	Third Amended and Restated Stock Plan		10-K	2/19/2008	10.1	000-27687
10.1(a)*	Form of Stock Option Agreement		10-K	3/11/2005	10.1(e)	000-27687
10.1(b)*	Form of Restricted Stock Grant Agreement		10-K	2/19/2008	10.1(f)	000-27687
10.1(c)*	Form of Restricted Stock Unit Agreement		10-K	2/19/2008	10.1(g)	000-27687
10.2*	BSQUARE Corporation 2011 Inducement Award Plan		10-Q	11/10/2011	10.1	000-27687
10.2(a)*	Form of Non-Qualified Stock Option Agreement under the BSQUARE Corporation 2011 Inducement Award Plan		10-Q	11/10/2011	10.1(a)	000-27687
10.3*	401(k) Plan		S-1/A	10/19/1999	10.3	333-85351
10.4*	Form of Indemnification Agreement		S-1	8/17/1999	10.4	333-85351
10.5	Office Lease Agreement between Seattle Office Associates, LLC and BSQUARE Corporation dated March 24, 1997 (for Suite 100)		S-1/A	10/19/1999	10.10	333-85351
10.6	Sunset North Corporate Campus Lease Agreement between WRC Sunset North and BSQUARE Corporation		S-1/A	10/19/1999	10.11	333-85351
10.7	First Amendment to Office Lease Agreement between WRC Sunset North LLC and BSQUARE		10-K	3/2/2000	10.6	000-27687
10.8	Single-Tenant Commercial Space Lease among One South Park Investors, Paul Enterprises and FKLM as Landlord and BSQUARE as Tenant		S-1/A	9/14/2000	10.14	333-45506
10.8(a)	Lease cancellation, termination, and release agreement among One South Park Investors, Partnership as Landlord and BSQUARE as Tenant		10-Q	8/14/2003	10.14(a)	000-27687
10.9	Single-Tenant Commercial Space Lease (NNN), dated as of August 30, 2000, by and between One South Park Investors, Partnership and BSQUARE Corporation		10-K	3/26/2001	10.15	000-27687
10.10	Fourth Amendment to Office Lease Agreement between WRC Sunset North LLC and BSQUARE Corporation		10-Q	11/14/2002	10.16	000-27687

Exhibit Number	Description	Filed Herewith	Incorporated by Reference			
			Form	Filing Date	Exhibit	File No.
10.10(a)	Fifth Amendment to Office Lease Agreement between WA—Sunset North Bellevue LLC and BSQUARE Corporation		10-K	3/30/2004	10.16(a)	000-27687
10.10(b)	Rent Deferral Agreement between WA—Sunset North Bellevue, L.L.C and BSQUARE Corporation		10-K	3/30/2004	10.16(b)	000-27687
10.11	Office lease Agreement between WA 110 Atrium Place, LLC and BSQUARE Corporation		10-K	3/30/2004	10.19	000-27687
10.12++	Microsoft OEM Distribution Agreement for Software Products for Embedded Systems between Microsoft Licensing, GP and BSQUARE Corporation, effective as of July 1, 2010		10-Q	08/12/2010	10.10(b)	000-27687
10.13*	Employment Agreement between Scott C. Mahan and BSQUARE Corporation		10-K	3/30/2004	10.20	000-27687
10.14*	Employment Agreement between Brian T. Crowley and BSQUARE Corporation		10-Q	5/12/2005	10.23	000-27687
10.15++	Asset Purchase Agreement between TestQuest, Inc. and BSQUARE Corporation dated November 18, 2009		10-Q	8/6/2009	10.18	000-27687
10.16++	Hardware Design and Systems Integration Services Global Terms and Conditions, and Statements of Work #1 and #2 thereunder, between Ford Motor Company and BSQUARE Corporation, entered into on and effective as of December 30, 2009 (the "Ford Agreement")		10-K	03/25/2010	10.18	000-27687
10.16(a)++	Amendment #1 to the Ford Agreement, entered into on and effective as of June 29, 2010		10-Q	08/12/2010	10.18(a)	000-27687
10.16(b)++	Statement of Work #3 under the Ford Agreement, entered into on and effective as of June 29, 2010		10-Q	08/12/2010	10.18(b)	000-27687
10.16(c)++	Amendment #1 to Statement of Work #3 under the Ford Agreement, entered into on October 21, 2010 and effective as of September 30, 2010		10-K	03/17/2011	10.18(c)	000-27687
10.16(d)++	Amendment #2 to Statement of Work #3 under the Ford Agreement, entered into on October 14, 2010 and effective as of September 30, 2010		10-K	03/17/2011	10.18(d)	000-27687

Exhibit Number	Description	Filed Herewith	Incorporated by Reference			
			Form	Filing Date	Exhibit	File No.
10.16(e)++	Amendment #3 to Statement of Work #3 under the Ford Agreement, entered into on February 6, 2011 and effective as of January 1, 2011		10-K	03/17/2011	10.18(e)	000-27687
10.17++	Share Purchase Agreement among BSQUARE Corporation and certain shareholders of MPC Data Limited		8-K	09/13/2011	10.1	000-27687
21.1	Subsidiaries of the registrant	X				
23.1	Consent of Independent Registered Public Accounting Firm	X				
31.1	Certification of Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a) under the Securities and Exchange Act of 1934	X				
31.2	Certification of Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a) under the Securities and Exchange Act of 1934	X				
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X				
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X				
101.INS	XBRL Instance Document	X				
101.SCH	XBRL Taxonomy Extension Schema Document	X				
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	X				
101.LAB	XBRL Taxonomy Extension Label Linkbase Document	X				
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	X				

++ Confidential treatment has previously been granted by the SEC for certain portions of the referenced exhibit.
* Indicates a management contract or compensatory plan or arrangement.

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BSQUARE

BSQUARE CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 13, 2012

TO THE SHAREHOLDERS:

Notice is hereby given that the 2012 Annual Meeting of Shareholders of BSQUARE Corporation, a Washington corporation (the "Company"), will be held on Wednesday, June 13, 2012 at 10:00 a.m., local time, at the Company's offices at 110 110th Avenue NE, Suite 200, Bellevue, Washington 98004, for the following purposes:

1. To elect two Class III directors to serve for the ensuing three years as members of the Company's Board of Directors and until their successors are duly elected;
2. To approve the Company's Fourth Amended and Restated Stock Plan;
3. To ratify the appointment of Moss Adams LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2012; and
4. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

The Board of Directors has fixed the close of business on April 20, 2012 as the record date for the determination of shareholders entitled to vote at this meeting. Only shareholders of record at the close of business on April 20, 2012 are entitled to receive notice of, and to vote at, the meeting and any adjournment thereof.

All shareholders are invited to attend the meeting in person. However, to ensure your representation at the meeting, you are urged to mark, sign, date and return the enclosed proxy card as promptly as possible in the postage-prepaid envelope enclosed for that purpose. Any shareholder attending the meeting may vote in person even if the shareholder has previously returned a proxy.

By Order of the Board of Directors

Scott C. Mahan
Scott C. Mahan
Vice President, Finance & Operations,
Chief Financial Officer, Secretary and Treasurer

Bellevue, Washington
May 4, 2012

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on June 13, 2012:
The proxy statement and annual report to shareholders are available at *www.bsquare.com/investor/proxy.*

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BSQUARE CORPORATION

PROXY STATEMENT FOR 2012 ANNUAL MEETING OF SHAREHOLDERS

PROCEDURAL MATTERS

General

The enclosed proxy is solicited by the Board of Directors of BSQUARE Corporation, a Washington corporation, for use at the 2012 Annual Meeting of Shareholders (the "Annual Meeting") to be held on Wednesday, June 13, 2012 at 10:00 a.m., local time, and at any adjournment thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. The Annual Meeting will be held at the Company's principal executive offices at 110 110th Avenue NE, Suite 200, Bellevue, Washington 98004. The Company's telephone number at its principal executive offices is (425) 519-5900. As used in this proxy statement, "we," "us," "our" and the "Company" refer to BSQUARE Corporation.

These proxy solicitation materials were mailed on or about May 4, 2012 to all shareholders entitled to vote at the Annual Meeting.

Record Date and Outstanding Shares

Only shareholders of record at the close of business on April 20, 2012 (the "record date") are entitled to receive notice of and to vote at the Annual Meeting. The only outstanding voting securities of the Company are shares of common stock, no par value. As of the record date, 10,934,067 shares of our common stock were issued and outstanding, held by 139 shareholders of record.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time prior to its use by delivering to the Secretary of the Company, at the address referenced above, a written instrument revoking the proxy or delivering a duly executed proxy bearing a later date (in either case no later than the close of business on June 12, 2012) or by attending the Annual Meeting and voting in person.

Voting and Solicitation

Each holder of common stock is entitled to one vote for each share held.

This solicitation of proxies is made by our Board of Directors, and all related costs will be borne by the Company. In addition, we may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners. In addition to this solicitation by mail, proxies may also be solicited by certain of our directors, officers or other employees (without additional consideration) by telephone, by email, in person or otherwise.

Shareholders of Record and "Street Name" Holders

Where shares are registered directly in the holder's name, that holder is considered the shareholder of record with respect to those shares. If shares are held in a stock brokerage account or held by a bank, trust or other nominee, then the broker, bank, trust or other nominee is considered to be the shareholder of record with respect to those shares. Those shares are said to be held in "street name" on behalf of the beneficial owner of the shares. Street name holders generally cannot vote their shares directly and must instead instruct the broker, bank, trust or other nominee how to vote their shares using the voting instruction form provided by that broker, bank, trust or other nominee.

Quorum; Abstentions; Broker Non-Votes

At the Annual Meeting, inspectors of election will determine the presence of a quorum and tabulate the results of the voting by shareholders. A quorum exists when holders of a majority of the total number of outstanding shares of common stock that are entitled to vote at the Annual Meeting are present at the Annual Meeting in person or by proxy. A quorum is necessary for the transaction of business at the Annual Meeting. Abstentions and "broker non-votes" will be included in determining the presence of a quorum at the Annual Meeting.

Broker non-votes may occur as to shares held in street name. Under the rules that govern brokers who have record ownership of shares that are held in street name for their clients, in the absence of instructions from the beneficial owner of those shares, brokers may vote those shares on behalf of their clients with respect to "routine" matters (such as the ratification of auditors), but not with respect to non-routine matters (such as the election of directors and the approval of equity plans). If the proposals to be acted upon at any meeting include both routine and non-routine matters, the broker may turn in a proxy card for uninstructed shares that casts votes with respect to routine matters but not with respect to non-routine matters. The "non-vote" with respect to non-routine matters is called a "broker non-vote."

With regard to Proposal No. 1, the nominees for election to the Board of Directors who receive the greatest number of votes cast "for" the election of the director by the shares present, in person or by proxy, will be elected to the Board of Directors, and abstentions and broker non-votes will have no effect on the outcome. Shareholders are not entitled to cumulate votes in the election of directors.

With regard to Proposal No. 2, the approval of the Company's Fourth Amended and Restated Stock Plan will require that the votes cast in favor of the proposal exceed the votes cast against the proposal, and abstentions and broker non-votes will have no effect on the outcome.

The approval of Proposal No. 3, the ratification of the appointment of Moss Adams LLP as our independent registered public accounting firm, will require that the votes cast in favor of the proposal exceed the votes cast against the proposal, and abstentions and broker non-votes will have no effect on the outcome.

All shares entitled to vote and represented by properly executed, unrevoked proxies received prior to the Annual Meeting will be voted at the Annual Meeting in accordance with the instructions indicated on those proxies. If no instructions are indicated on a properly executed proxy, the shares represented by that proxy will be voted *for* the election of the Class III directors nominated by the Governance and Nominating Committee of the Board of Directors, *for* the approval of the Company's Fourth Amended and Restated Stock Plan and *for* the ratification of the appointment of Moss Adams LLP as our independent registered public accounting firm for the year ending December 31, 2012.

If any other matters are properly presented for consideration at the Annual Meeting, which may include, for example, a motion to adjourn the Annual Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named in the enclosed proxy and acting thereunder will have discretion to vote on those matters as they deem advisable. We do not currently anticipate that any other matters will be raised at the Annual Meeting.

Deadlines for Receipt of Shareholder Proposals

Shareholder proposals may be included in our proxy statement and form of proxy for an annual meeting so long as they are provided to us on a timely basis and satisfy the other conditions set forth in Rule 14a-8 under the Securities Exchange Act of 1934, as amended, regarding the inclusion of shareholder proposals in company-sponsored proxy materials. For a shareholder proposal to be considered pursuant to Rule 14a-8 for inclusion in our proxy statement and form of proxy for the annual meeting to be held in 2013, we must receive the proposal at our principal executive offices, addressed to the Secretary of the Company, no later than January 4, 2013. Submitting a shareholder proposal or director nomination does not guarantee that it will be included in the Company's proxy statement and form of proxy.

In addition, a shareholder proposal that is not intended for inclusion in the Company's proxy statement and form of proxy under Rule 14a-8 shall be considered "timely" within the provisions of our Bylaws and may be brought before the 2013 annual meeting of shareholders provided that we receive information and notice of the proposal in compliance with the requirements set forth in our Bylaws, addressed to the Secretary of the Company at our principal executive offices, no later than March 15, 2013. A copy of the full text of our Bylaws may be obtained by writing to the Secretary of the Company at our principal executive offices.

We strongly encourage any shareholder interested in submitting a proposal to contact the Secretary of the Company in advance of these deadlines to discuss any proposal he or she is considering, and shareholders may want to consult knowledgeable counsel with regard to the detailed requirements of applicable securities laws. All notices of shareholder proposals, whether or not intended to be included in the Company's proxy materials, should be in writing and sent to our principal executive offices, located at: BSQUARE Corporation, 110 110th Avenue NE, Suite 200, Bellevue, Washington 98004, Attention: Secretary.

PROPOSAL ONE

ELECTION OF DIRECTORS

General

Our Articles of Incorporation provide that the Board of Directors has seven seats (one of which is currently unoccupied), divided into three classes, with each class having a three-year term. The Governance and Nominating Committee and the Board of Directors have decided to leave this director position vacant while considering the selection of a new director. A director serves in office until his or her respective successor is duly elected and qualified unless the director is removed, resigns or, by reason of death or other cause, is unable to serve in the capacity of director. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of an equal number of directors. Set forth below is certain information furnished to us by each director nominee and by each of the incumbent directors whose terms will continue following the Annual Meeting. There are no family relationships between any of our directors or officers.

Nominees for Director

Two Class III directors are to be elected at the Annual Meeting for a three-year term ending in 2015. The Governance and Nominating Committee of the Board of Directors has nominated Elwood D. Howse, Jr. and William D. Savoy for election as Class III directors. Mr. Howse is a current director, has been a Company director since November 2002, and was most recently elected by the shareholders at the 2009 annual meeting. Mr. Savoy is also a current director, has been a Company director since May 2004, and was most recently elected by the shareholders at the 2009 annual meeting.

Unless otherwise instructed, the proxy holders will vote the proxies received by them *for* the election of Mr. Howse and Mr. Savoy to the Board of Directors. Both individuals have indicated that they will serve if elected. The Company does not anticipate that the nominees will be unable or unwilling to stand for election, but, if that occurs, all proxies received may be voted by the proxy holders for another person nominated by the Governance and Nominating Committee. As we have only named two nominees, proxies cannot be voted for more than two persons.

Vote Required for Election of Directors

If a quorum is present, the nominees for election to the Board of Directors receiving the greatest number of votes cast "for" the election of the directors by the shares present, in person or by proxy, will be elected to the Board of Directors.

Nominees and Other Directors

The names and certain information as of the record date regarding the nominees and each director continuing in office after the Annual Meeting are set forth below:

Name of Director Nominee	Age	Positions with the Company	Director Since	Term Expires
Elwood D. Howse, Jr.	72	Director	2002	2012 (Class III)
William D. Savoy	47	Director	2004	2012 (Class III)
Name of Continuing Director	**Age**	**Positions with the Company**	**Director Since**	**Term Expires**
Brian T. Crowley.	51	President and Chief Executive Officer, Director	2003	2014 (Class II)
Elliott H. Jurgensen, Jr.	67	Chairman of the Board	2003	2013 (Class I)
Scot E. Land	57	Director	1998	2013 (Class I)
Kendra A. VanderMeulen ...	60	Director	2005	2013 (Class I)

Elwood D. Howse, Jr. has been a director since November 2002. Mr. Howse was formerly President of Cable & Howse Ventures, a Northwest venture capital management firm he helped form in 1977. In 1982 Mr. Howse also participated in the founding of Cable, Howse and Ragen, an investment banking and stock brokerage firm. Mr. Howse has served as corporate director and advisor to various public, private and non-profit enterprises. He served on the board of the National Venture Capital Association and is past President of the Stanford Business School Alumni Association. He currently serves on the boards of directors of Capstone Therapeutics Corp., a publicly traded company, Formotus, Inc. and BeneSol, both of which are privately held, and not-for profits Junior Achievement Worldwide and Junior Achievement of Washington. He has served on a number of other corporate boards in the past. Mr. Howse received both a B.S. in engineering and an M.B.A. from Stanford University and served in the U.S. Navy submarine force. The Board of Directors has concluded that Mr. Howse should serve as a director because of his extensive service as a venture capitalist, board member and advisor to several other technology companies, which enables him to provide essential strategic leadership to our management team and Board of Directors. In addition, Mr. Howse brings to our Board of Directors substantial financial expertise which enables him to serve as the Chair of our audit committee.

William D. Savoy has been a director since May 2004. Between 2004 and 2007, Mr. Savoy consulted with The Muckleshoot Indian Tribe on investment-related matters, strategic planning and economic development. Mr. Savoy served as a consultant for Vulcan Inc., an investment entity that manages the personal financial activities of Paul Allen, from September 2003 to December 2005. Vulcan Inc. resulted from the consolidation in 2000 of Vulcan Ventures Inc., a venture capital fund, and Vulcan Northwest. Mr. Savoy served in various capacities at Vulcan Inc. and its predecessors from 1988 to September 2003, most recently as President of the portfolio and asset management division, managing Vulcan's commercial real estate, hedge fund, treasury and other financial activities, and as President of both Vulcan Northwest and Vulcan Ventures. Mr. Savoy served as President and Chief Executive Officer of Layered, Inc., a software company, from June 1989 until its sale in June 1990 and as its Chief Financial Officer from August 1988 to June 1989. He is also a director of Drugstore.com, a publicly traded company, where he is a member of the audit committee and chairman of the compensation committee. Mr. Savoy received a B.S. in computer science, accounting and finance from Atlantic Union College. Mr. Savoy has financial expertise, industry experience with portfolio companies, experience managing product development, and mergers and acquisitions and he has held board positions with other publicly traded companies. He also has indirect experience managing engineering efforts. The Board of Directors has concluded that

Mr. Savoy should serve as a director because his experience as a chief executive officer, and in various other executive roles, has provided him with broad leadership and executive experience, which contributes operational knowledge and strategic planning skills, along with knowledge important to our corporate development and our mergers and acquisitions activities.

Brian T. Crowley has been our President and Chief Executive Officer and a director since July 2003. From April 2002 to July 2003, Mr. Crowley served as our Vice President, Product Development. From December 1999 to November 2001, Mr. Crowley held various positions at DataChannel, a developer of enterprise portals, including Vice President of Engineering and Vice President of Marketing. From April 1999 to December 1999, Mr. Crowley was Vice President, Operations of Consortio, a software company. From December 1997 to April 1999, Mr. Crowley was Director of Development at Sequel Technology, a network solutions provider. From 1986 to December 1997, Mr. Crowley held various positions at Applied Microsystems Corporation, including Vice President and General Manager of the Motorola products and quality assurance divisions. Mr. Crowley holds a B.S. in Electrical Engineering from Arizona State University. The Board of Directors has concluded that Mr. Crowley should serve as a director because of the experience he brings as our Chief Executive Officer as well as prior management experience within our industry in product development, engineering management, and mergers and acquisitions. As our Chief Executive Officer, Mr. Crowley has first-hand knowledge of our business and brings to our Board of Directors unique insight and knowledge of our operations and strategic opportunities.

Elliott H. Jurgensen, Jr. has been a director since January 2003 and has served as the Chairman of the Board since October 2008. Mr. Jurgensen retired from KPMG LLP, an international public accounting firm, in January 2003 after 32 years, including 23 years as an audit partner. During his public accounting career at KPMG, he held a number of leadership positions, including Managing Partner of the Bellevue, Washington office from 1982 to 1991 and Managing partner of the Seattle, Washington office from 1993 to 2002. He is also a director of ASG Consolidated LLC, a large privately owned seafood catcher processor company. Mr. Jurgensen was also a director of McCormick & Schmick's Seafood Restaurants, Inc., a publicly owned restaurant operating company, from July 2004 until December 2011 when it was sold, a director of Isilon Systems, Inc., a publicly owned data storage and management company from April 2006 to December 2010 when it was sold, and a director of Varolii Corporation, a privately owned software messaging service company, from August 2007 to June 2011 when he resigned. Mr. Jurgensen has a B.S. in accounting from San Jose State University. His career at KPMG gives him the requisite experience to qualify as an "audit committee financial expert" having "financial sophistication" for audit committee purposes. The Board of Directors has concluded that Mr. Jurgensen should serve as a director because he brings to our Board of Directors substantial financial expertise that includes extensive knowledge of the complex financial and operational issues facing publicly-traded companies, and a deep understanding of accounting principles and financial reporting rules and regulations. He also brings professional service expertise, technology industry experience, experience as a public company board member, and sales and marketing experience at KPMG.

Scot E. Land has been a director since February 1998. Since 2010 Mr. Land has served as the Chief Executive Officer of Biotect, which provides a rapid, real-time handheld pathogen detection system for point of care disease detection and management. From 2006 to 2010 Mr. Land served as founder and Executive Vice President for Veratect, a provider of early alert systems. During 2006, Mr. Land also served as Executive Director, Program on Technology Commercialization, University of Washington. Prior to joining the faculty of the University of Washington, Mr. Land was a Managing Director of Cascadia Capital LLC. Mr. Land was a founder and Managing Director of Encompass Ventures from September 1997 to July 2005, a Senior Technology Analyst and Strategic Planning Consultant with Microsoft from June 1995 to September 1997, and a technology research analyst and investment banker for First Marathon Securities, a Canadian investment bank, from September 1993 to April 1995. From October 1988 to February 1993, Mr. Land was the founder, President and Chief Executive Officer of InVision Technologies (acquired by GE in 1994) founded by Mr. Land in October 1988, which designs and manufacturers high-speed computer-aided topography systems for automatic explosives detection for aviation security. Prior to founding InVision Technologies, Mr. Land served as a principal in the international consulting practice of Ernst & Young LLP, a public accounting firm, from April 1984 to October

1988. Mr. Land serves as a director of several privately held companies. The Board of Directors has concluded that Mr. Land should serve as a director because he brings experience as a former Chief Executive Officer as well as management and board experience within the Company's industry. He also has experience as a public company board member. Mr. Land's expertise contributes business operational knowledge and strategic planning skills, along with experience important to our corporate development and mergers and acquisitions activities.

Kendra A. VanderMeulen has been a director since March 2005. Ms. VanderMeulen is currently the President of the National Christian Foundation, Seattle, a position she has held since 2007. She served as Executive Vice President, Mobile at InfoSpace from May 2003 to December 2004, and is an active board member or advisor to a variety of companies in the wireless Internet arena, including Perlego Systems, Inc. and Inrix, Inc. Ms. VanderMeulen joined AT&T Wireless (formerly McCaw Cellular Communications) in 1994 to lead the formation of the wireless data division. Prior to McCaw Cellular Communications, Ms. VanderMeulen served as Chief Operating Officer and President of the Communications Systems Group of Cincinnati Bell Information Systems (now Convergys). She also held a variety of business and technical management positions at AT&T in the fields of software development, voice processing, and signaling systems. Ms. VanderMeulen received a B.S. in mathematics from Marietta College and an M.S. in computer science from Ohio State University. She was the recipient of the 1999 Catherine B. Cleary award as the outstanding woman leader of AT&T. Ms. VanderMeulen has broad industry experience both in management and as a board member. She also brings experience in managing product development, sales and marketing efforts, mergers and acquisitions, and directly managing engineering efforts. The Board of Directors has concluded that Ms. VanderMeulen should serve as a director because of her experience and deep understanding of the wireless Internet industry in which we compete. Her experience at AT&T has provided her with broad leadership and executive abilities, and her outside board experience as director of other technology companies enables her to provide essential strategic and corporate governance leadership to our management team and Board of Directors.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE ELECTION OF MR. HOWSE AND MR. SAVOY TO THE BOARD OF DIRECTORS.

Executive Officers

The following table sets forth certain information regarding our executive officers as of the record date:

Name	Age	Positions with the Company
Brian T. Crowley	51	President and Chief Executive Officer, Director
Scott C. Mahan	47	Vice President, Finance & Operations; Chief Financial Officer; Secretary and Treasurer
Mark E. McMillan	49	Vice President, Worldwide Sales and Marketing
John F.K. Traynor	47	Vice President, Products
Mark D. Whiteside	49	Vice President, Professional Services

Mr. Crowley's biographical details are set forth above under "Nominees and Other Directors."

Scott C. Mahan has been our Vice President, Finance, Chief Financial Officer, Vice President, Operations, Secretary and Treasurer since January 2004. From October 2003 to December 2003, Mr. Mahan served as a consultant to the Company. From February 2003 to July 2003, Mr. Mahan served as the Interim Chief Financial Officer and Head of Business & Corporate Development at Cranium, Inc., a games manufacturer. From March 2002 to November 2002, Mr. Mahan served as Chief Operating Officer at Xylo, Inc., a company that provided human resource technology and services to Fortune 1000 companies, and from June 1998 to December 2001 as Chief Financial Officer and Vice President, Administration at Qpass, Inc, a provider of billing services to wireless carriers. Prior to that, Mr. Mahan also held roles at Sequel Technology Corporation, Spry, Inc., Paccar Inc. and Ernst & Young LLP. Mr. Mahan holds a B.S. in management from Tulane University.

Mark E. McMillan has been our Vice President, Worldwide Sales and Marketing since February 22, 2010. Prior to that, Mr. McMillan led the growth of several high tech companies serving as Chief Executive Officer or in senior sales capacities. Specifically, from 2008 to 2010, Mr. McMillan was CEO and Founder of Global IPR Exchange Corp., an electronic exchange designed to provide liquidity to the transactional patent license market. From 2007 to 2008, he was Executive Vice President of World Wide Sales for Smith Micro Software, Inc., a developer of mobile applications and solutions for the communications industry. From 1999 to 2007, Mr. McMillan held various roles at Insignia Solutions, PLC, a public embedded software company specializing in embedded Java and mobile device management solutions, including Chief Executive Officer, President, Chief Operations Officer, Executive Vice President of Sales and Senior Vice President of Sales.

John F.K. Traynor has been our Vice President, Products since September 2010. From November 2009 to September 2010, Mr. Traynor was President of Jazin Company, LLC, an advisory services firm, where he provided product management and marketing advisory services. From August 2008 to November 2009 Mr. Traynor was the Vice President, Product Management for Palm, Inc., a consumer device company, where he was responsible for creating new mobile products. From 1991 until his employment with Palm, Inc., Mr. Traynor spent 16 years with Microsoft where he most recently held key management positions defining and launching products in the mobility space. Mr. Traynor holds a Bachelor of Arts in Finance and Economics from King's University College at the University of Western Ontario in London, Canada and a Master of Business Administration in Strategic Management from the Schulich School of Business at York University in Toronto, Canada.

Mark D. Whiteside has been our Vice President, Professional Services since May 2011. Professional Services includes the consulting services resources for design, development, project management, and education. Prior to this role, he was a Wireless Services Executive with IBM from February 2007 to December 2007. Prior to that, from 2004 to 2007, Mr. Whiteside was the Chief Operating Officer at Vallent Inc., a wireless performance management software provider which was purchased by IBM. Mr. Whiteside has held a number of other executive roles in global technology companies including EMEA Vice President Wireless Services based in London for Marconi PLC and Global Vice President of Services for MSI, a mediation middleware company purchased by Marconi PLC. He was also General Manager of International Business at Holocentric and Director of Customer Services, Asia Pacific based in Singapore for Sequent Computers. Mr. Whiteside holds a Bachelor of Arts in Computer Sciences from the University of California, San Diego.

CORPORATE GOVERNANCE

Board of Directors Leadership Structure

The Board of Directors has adopted a structure whereby the Chairman of the Board is an independent director. We believe that having a Chairman independent of management provides effective leadership for the Board of Directors and helps ensure critical and independent thinking with respect to the Company's strategy and performance. Our Chief Executive Officer is also a member of the Board of Directors as the sole management representative on the Board of Directors. We believe this is important to make information and insight about the Company directly available to the directors in their deliberations. Our Board of Directors believes that separating the Chief Executive Officer and Chairman of the Board roles and also having the Chairman of the Board role represented by an independent director is the appropriate leadership structure for our Company at this time and demonstrates our commitment to effective corporate governance.

Our Chairman of the Board is responsible for the effective functioning of our Board of Directors, enhancing its efficacy by guiding Board of Directors processes and presiding at Board of Directors meetings and executive sessions of the independent directors. Our Chairman presides at shareholder meetings and ensures that directors receive appropriate information from our Company to fulfill their responsibilities. Our Chairman also acts as a liaison between our Board of Directors and executive management, promoting clear and open communication between management and the Board of Directors.

Board of Directors Role in Risk Oversight

Our Board of Directors has responsibility for the oversight of risk management. Our Board, either as a whole or through its committees, regularly discusses with management our major risk exposures, their potential impact on our Company and the steps we take to manage them. While our Board is ultimately responsible for risk oversight at our Company, our Board committees assist the Board of Directors in fulfilling its oversight responsibilities in certain areas of risk. In particular, our Audit Committee focuses on financial and accounting risks. Our Governance and Nominating Committee focuses on the management of risks associated with Board organization, membership, structure and corporate governance. Finally, our Compensation Committee assists the Board of Directors in fulfilling its oversight responsibilities with respect to the management of risks arising from our compensation policies and programs and related to succession planning for our executive officers.

Board of Directors Independence

The Board of Directors has determined that, after consideration of all relevant factors, Messrs. Howse, Jurgensen, Land and Savoy and Ms. VanderMeulen, constituting a majority of our Board of Directors, qualify as "independent" directors as defined under applicable rules of The NASDAQ Stock Market LLC ("Nasdaq") and that such directors do not have any relationship with the Company that would interfere with the exercise of their independent business judgment.

Standing Committees and Attendance

The Board of Directors held a total of 11 meetings during 2011. The Board has an Audit Committee, a Compensation Committee, a Governance and Nominating Committee and an Investment Committee. Until February 2012, the Board also had an IPO Litigation Committee which was disbanded due to the successful completion of a class action lawsuit the Company has been party to since 2001. Information about these committees and committee meetings is set forth below.

The Audit Committee currently consists of Messrs. Howse (Committee Chair), Jurgensen and Land. The Board of Directors has determined that, after consideration of all relevant factors, Messrs. Howse, Jurgensen and Land qualify as "independent" directors under applicable rules of Nasdaq and the Securities and Exchange

Commission ("SEC"). Each member of the Audit Committee is able to read and understand fundamental financial statements, including our consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows. Further, no member of the Audit Committee has participated in the preparation of our consolidated financial statements, or those of any current subsidiary of the Company, at any time during the past three years. The Board of Directors has designated Mr. Jurgensen as the "audit committee financial expert" as defined under applicable SEC rules and has determined that Mr. Jurgensen possesses the requisite "financial sophistication" under applicable Nasdaq rules. The Audit Committee is responsible for overseeing our independent auditors, including their selection, retention and compensation, reviewing and approving the scope of audit and other services by our independent auditors, reviewing the accounting principles, policies, judgments and assumptions used in the preparation of our financial statements and reviewing the results of our audits. The Audit Committee is also responsible for reviewing the adequacy and effectiveness of our internal controls and procedures, including risk management, establishing procedures regarding complaints concerning accounting or auditing matters, reviewing and, if appropriate, approving related-party transactions, and reviewing compliance with our Code of Business Conduct and Ethics. The Audit Committee held four meetings during 2011.

The Audit Committee operates under a written charter setting forth the functions and responsibilities of the committee, which is reviewed annually by the committee and amended by the Board of Directors as is determined to be necessary or desirable. A current copy of the Audit Committee charter is available on our website at www.bsquare.com on the Management and Governance page.

The Compensation Committee currently consists of Messrs. Savoy (Committee Chair) and Jurgensen. The Board of Directors has determined that, after consideration of all relevant factors, Messrs. Jurgensen and Savoy qualify as "independent" and "non-employee" directors under applicable Nasdaq and SEC rules and qualify as "outside directors" pursuant to the Internal Revenue Code and the regulations promulgated thereunder. The Compensation Committee makes recommendations to the Board of Directors regarding the general compensation policies of the Company as well as the compensation plans and specific compensation levels for its executive officers. The Compensation Committee held five meetings during 2011.

The Compensation Committee has a number of functions and responsibilities as delineated in its written charter, which is reviewed annually by the committee and amended by the Board of Directors as is determined to be necessary or desirable. A current copy of the Compensation Committee charter is available on our website at www.bsquare.com on the Management and Governance page.

One of the primary responsibilities of the Compensation Committee is to oversee, and make recommendations to the Board of Directors for its approval of, the compensation programs and performance of our executive officers, which includes the following activities:

- Establishing the objectives and philosophy of the executive compensation programs;
- Designing and implementing the compensation programs;
- Evaluating the performance of executives relative to their attainment of goals under the programs and reporting to the Board of Directors such evaluation information;
- Evaluating the Company's succession plan for its Chief Executive Officer;
- Calculating and establishing payouts and awards under the programs as well as discretionary payouts and awards;
- Reviewing base salary levels and equity ownership of the executives; and
- Engaging consultants from time to time, as appropriate, to assist with program design, benchmarking, etc.

Additional information regarding the roles and responsibilities of the Compensation Committee, as well as the role that our executive officers serve in recommending compensation, is set forth below under "Executive Officer Compensation."

The Compensation Committee also periodically reviews the compensation of the Board of Directors and proposes modifications, as necessary, to the full Board for its consideration.

The Governance and Nominating Committee currently consists of Ms. VanderMeulen (Committee Chair) and Messrs. Land and Savoy. The Board of Directors has determined that, after consideration of all relevant factors, Ms. VanderMeulen and Messrs. Land and Savoy qualify as "independent" directors under applicable Nasdaq rules. The Governance and Nominating Committee held two meetings during 2011.

The Governance and Nominating Committee operates under a written charter setting forth the functions and responsibilities of the committee, which is reviewed annually by the committee and amended by the Board of Directors as is determined to be necessary or desirable. A current copy of the Governance and Nominating Committee charter is available on our website at www.bsquare.com on the Management and Governance page.

The primary responsibilities of the Governance and Nominating Committee are to:

- Develop and recommend to the Board of Directors criteria for selecting qualified director candidates;
- Identify individuals qualified to become Board members;
- Evaluate and select director nominees for each election of directors;
- Consider the committee structure of the Board of Directors and the qualifications, appointment and removal of committee members;
- Recommend codes of conduct and codes of ethics applicable to the Company; and
- Provide oversight in the evaluation of the Board of Directors and each committee.

The Investment Committee was formed in February 2009 as an advisory committee to assist the Board of Directors in exercising its oversight of the Company's cash and investments policies. During 2011, the Investment Committee consisted of Messrs. Savoy (Committee Chair) and Howse and held two meetings.

No director attended fewer than 75% of the aggregate of the meetings of the Board of Directors and committees thereof, if any, upon which such director served during the period for which he or she has been a director or committee member during 2011.

Director Nomination Process

The Board of Directors has determined that director nomination responsibilities should be overseen by the Governance and Nominating Committee (the "Committee"). One of the Committee's goals is to assemble a Board that brings to the Company a variety of perspectives and skills derived from high quality business and professional experience. Although the Committee and the Board of Directors do not have a formal diversity policy, the Board of Directors instructed the Committee to consider such factors as it deems appropriate to develop a Board and committees that are diverse in nature and comprised of experienced and seasoned advisors. Factors considered by the Committee include judgment, knowledge, skill, diversity (including factors such as race, gender and experience), integrity, experience with businesses and other organizations of comparable size, including experience in software products and services, business, finance, administration or public service, the relevance of a candidate's experience to the needs of the Company and experience of other Board members, familiarity with national and international business matters, experience with accounting rules and practices, the desire to balance the considerable benefit of continuity with the periodic injection of the fresh perspective provided by new members, and the extent to which a candidate would be a desirable addition to the Board of

Directors and any committees of the Board of Directors. In addition, directors are expected to be able to exercise their best business judgment when acting on behalf of the Company and its shareholders, act ethically at all times and adhere to the applicable provisions of the Company's Code of Business Conduct and Ethics. Other than consideration of the foregoing and applicable SEC and Nasdaq requirements, unless determined otherwise by the Committee, there are no stated minimum criteria, qualities or skills for director nominees, although the Committee may also consider such other factors as it may deem are in the best interests of the Company and its shareholders, and provided that at least one member of the Board of Directors serving on the Audit Committee should meet the criteria for an "audit committee financial expert" having the requisite "financial sophistication" under applicable Nasdaq and SEC rules, and a majority of the members of the Board of Directors should meet the definition of "independent director" under applicable Nasdaq rules.

The Committee identifies director nominees by first evaluating the current members of the Board of Directors willing to continue in service. Current members of the Board of Directors with skills and experience that are relevant to the Company's business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the Board of Directors with that of obtaining a new perspective. The Committee also takes into account an incumbent director's performance as a Board member. If any member of the Board of Directors does not wish to continue in service, if the Committee decides not to re-nominate a member for reelection, if the Board decided to fill a director position that is currently vacant or if the Board of Directors decides to recommend that the size of the Board of Directors be increased, the Committee identifies the desired skills and experience of a new nominee in light of the criteria described above. Current members of the Board of Directors and management are polled for suggestions as to individuals meeting the Committee's criteria. Research may also be performed to identify qualified individuals. Nominees for director are selected by a majority of the members of the Committee, with any current directors who may be nominees themselves abstaining from any vote relating to their own nomination.

It is the policy of the Committee to consider suggestions for persons to be nominated for director that are submitted by shareholders. The Committee will evaluate shareholder suggestions for director nominees in the same manner as it evaluates suggestions for director nominees made by management, then-current directors or other appropriate sources. Shareholders suggesting persons as director nominees should send information about a proposed nominee to the Secretary of the Company at our principal executive offices as referenced above at least 120 days prior to the anniversary of the mailing date of the prior year's proxy statement. This information should be in writing and should include a signed statement by the proposed nominee that he or she is willing to serve as a director of the Company, a description of the proposed nominee's relationship to the shareholder and any information that the shareholder feels will fully inform the Committee about the proposed nominee and his or her qualifications. The Committee may request further information from the proposed nominee and the shareholder making the recommendation. In addition, a shareholder may nominate one or more persons for election as a director at our annual meeting of shareholders if the shareholder complies with the notice, information, consent and other provisions relating to shareholder nominees contained in our Bylaws. Please see the section above titled "Deadlines for Receipt of Shareholder Proposals" for important information regarding shareholder proposals. To date, we have not engaged third parties to identify, evaluate or assist in identifying potential director candidates, although we may in the future retain a third-party search firm, if appropriate. We did not receive any recommendations from shareholders of director candidates for the Annual Meeting.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics in compliance with the applicable rules of the SEC that applies to our principal executive officer, our principal financial officer and our principal accounting officer or controller, or persons performing similar functions, as well as to all members of the Board of Directors and all other employees of the Company. A copy of this policy is available on the Management and Governance page on our website at www.bsquare.com or free of charge upon written request to the attention of the Secretary of the Company, by regular mail at our principal executive offices, email to *investorrelations@bsquare.com*, or fax at 425-519-5998. We will disclose, on our website, any amendment to, or a waiver from, a provision of our

Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions and that relates to any element of the Code of Business Conduct and Ethics enumerated in applicable rules of the SEC. There were no such amendments to, or waivers from, a provision of our Code of Business Conduct and Ethics during 2011.

2011 Director Compensation

We have established a compensation plan to attract and retain qualified non-employee directors to serve on our Board of Directors. This plan includes cash and stock awards for directors for service on the Board of Directors and on committees. From June 2007 to June 2011, Directors received a one-time grant of 25,000 stock options, which vested quarterly over two years, when joining the Board and quarterly grants thereafter of 1,500 shares of restricted stock which vested one year from grant. The Chairman of the Board received a one-time grant of 50,000 stock options when joining the Board (or 25,000 stock options if appointed as Chairman of the Board while already serving as a director), which vested quarterly over two years, and quarterly grants thereafter of 3,000 shares of restricted stock which vested one year from grant. The Company also paid annual cash director fees of $20,000 to non-Chair directors and $30,000 to the Chairman of the Board and annual Board Committee fees to Directors who served on the Audit Committee of $10,000 and $5,000 to Directors who served on other committees (excluding the IPO Litigation Committee). Directors who served on more than two committees earned no additional compensation. In 2011, the Compensation Committee of the Board of Directors engaged a compensation consultant to benchmark the Board of Directors compensation. As a result, in May 2011 the Compensation Committee recommended, and the Board of Directors approved, the following changes to the Board of Directors compensation structure which became effective after the 2011 Annual Meeting of Shareholders in June 2011:

- The quarterly restricted stock awards were eliminated and replaced with an annual restricted stock unit award. The number of shares underlying the restricted stock unit award is determined by dividing $50,000 by the Company's closing stock price on the date of grant ($75,000 in the case of the Chairman of the Board). The restricted stock unit awards are granted on the earlier of: a) the day of the annual meeting of the Company's shareholders; or b) the last trading day of the Company's second fiscal quarter. The awards will vest quarterly over one year;
- The annual cash director fees were increased by $10,000 for each director, including the Chairman of the Board; and
- The Chairs of the Governance and Nominating Committee and the Compensation Committees receive additional annual Board Committee fee compensation of $3,000.

All cash amounts are payable in quarterly increments. Directors are also reimbursed for reasonable expenses incurred in attending Board of Directors and committee meetings. Mr. Crowley, our President and Chief Executive Officer and a member of our Board of Directors, does not receive additional compensation for services provided as a director.

The following table presents the 2011 compensation of our non-employee directors. The compensation of Mr. Crowley is described in the Summary Compensation Table in the section titled "Executive Officer Compensation."

Name	Fees Earned or Paid in Cash	Stock Awards (1)	Total
Elwood D. Howse, Jr. (2)	$38,000	$ 59,240	$ 97,240
Elliott H. Jurgensen, Jr. (3)	$50,000	$100,217	$150,217
Scot E. Land (4)	$40,000	$ 59,240	$ 99,240
William D. Savoy (5)	$36,500	$ 59,240	$ 95,740
Kendra A. VanderMeulen (6)	$31,500	$ 59,240	$ 90,740

(1) The amounts in this column reflect the aggregate grant-date fair value of restricted stock awards and restricted stock unit awards, determined in accordance with the Financial Accounting Standards Board

("FASB") Accounting Standards Codification Topic 718 for stock-based compensation. The amounts included for a particular year reflect only the awards treated as granted in that year. Pursuant to SEC rules, the amounts shown disregard the impact of estimated forfeitures related to service-based vesting conditions. Assumptions used in the calculation of these award amounts are set forth in Note 10 (Shareholders' Equity) to the financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on February 23, 2012 (the "2011 Form 10-K").

(2) Mr. Howse held 98,875 stock options, 7,208 restricted stock units and 4,500 unvested restricted stock awards as of December 31, 2011.

(3) Mr. Jurgensen held 85,850 stock options, 12,313 restricted stock units and 9,000 unvested restricted stock awards as of December 31, 2011.

(4) Mr. Land held 96,875 stock options, 7,208 restricted stock units and 4,500 unvested restricted stock awards as of December 31, 2011.

(5) Mr. Savoy held 87,500 stock options, 7,208 restricted stock units and 4,500 unvested restricted stock awards as of December 31, 2011.

(6) Ms. VanderMeulen held 74,125 stock options, 7,208 restricted stock units and 4,500 unvested restricted stock awards as of December 31, 2011.

EXECUTIVE OFFICER COMPENSATION

Summary Compensation Table

The following table sets forth the compensation earned during the past two fiscal years by (i) our chief executive officer and (ii) the two most highly compensated executive officers other than the chief executive officer who were serving as executive officers at the end of 2011 and whose total compensation for 2011 exceeded $100,000 (collectively, the "named executive officers").

Name and Principal Position	Year	Salary	Bonus	Stock Awards (1)	Option Awards (2)	Non-Equity Incentive Plan Compensation (3)	All Other Compensation (4)	Total
Brian T. Crowley	2011	$270,000	$ —	$437,691	$ —	$ —	$13,306	$ 720,997
President and Chief Executive Officer	2010	$270,000	$ —	$156,360	$ —	$ 94,500	$ 4,919	$ 525,779
Scott C. Mahan	2011	$208,000	$ —	$246,919	$ —	$ —	$10,418	$ 465,337
Vice President, Finance & Operations, Chief Financial Officer, Secretary and Treasurer	2010	$208,000	$ —	$ 78,180	$ —	$ 72,800	$ 4,902	$ 363,882
Mark E. McMillan (5)	2011	$160,000	$18,050	$ —	$1,408,080	$128,072	$10,429	$1,724,631
Vice President, Worldwide Sales and Marketing	2010	$132,308	$ —	$ 78,180	$ 74,977	$100,069	$ 3,719	$ 389,253

(1) The amounts in this column reflect the aggregate grant-date fair value of restricted stock units granted under our Annual Executive Bonus Program ("AEBP") and other special grants as determined by the Board of Directors. These amounts are determined in accordance with FASB Accounting Standards Codification Topic 718 for stock-based compensation. The amounts included for a particular year reflect only the awards treated as granted in that year. Pursuant to SEC rules, the amounts shown disregard the impact of estimated forfeitures related to service-based vesting conditions. Assumptions used in the calculation of these award amounts are set forth in Note 10 (Shareholders' Equity) to the financial statements included in our 2011 Form 10-K.

(2) The amounts in this column reflect the aggregate grant-date fair value of stock option awards determined in accordance with FASB Accounting Standards Codification Topic 718 for stock-based compensation. The amounts included for a particular year reflect only the awards treated as granted in that year. Pursuant to SEC rules, the amounts shown disregard the impact of estimated forfeitures related to service-based vesting conditions. Assumptions used in the calculation of these award amounts are set forth in Note 10 (Shareholders' Equity) to the financial statements included in our 2011 Form 10-K.

(3) The amounts in this column with respect to Mr. Crowley and Mr. Mahan represent cash awards earned for the indicated year, as applicable under the AEBP. The amount in this column with respect to Mr. McMillan represents cash awards earned by him as described below under "Incentive Plan Compensation – Incentive Sales Compensation Plan."

(4) Represents 401(k) matching employer contributions, premiums paid by the Company under a group life insurance plan, and an allowance for mobile telephone and data service, which includes personal use.

(5) Mr. McMillan joined the Company in February 2010.

Employment Agreements with Named Executive Officers

We have agreements with our named executive officers, which include provisions regarding post-termination compensation. We do not have a formal severance policy or plan applicable to our executive officers as a group. Under the agreements with Mr. Crowley and Mr. Mahan, if either officer is terminated without cause (as defined in the applicable agreement, subject to certain exceptions), they will receive termination payments equal to six months of their annual base salary, paid on our normal payroll schedule. In addition, the equity awards held by Mr. Crowley and Mr. Mahan would continue to vest post-termination over the period during which they receive these termination payments. Mr. Crowley and Mr. Mahan are entitled to these termination payments provided they enter into a separation and release agreement acceptable to the Company which includes, among other things, non-solicitation and non-competition provisions that apply for a period of twelve months following termination and an obligation to protect the property of the Company, including intellectual property.

Under the employment agreement with Mr. McMillan, if he is terminated when neither cause nor long-term disability exists (as defined in the agreement, subject to certain exceptions) and provided that he enters into a release of any employment-related claims acceptable to the Company, he will receive termination payments equal to four months of his annual base salary, paid on our normal payroll schedule. However, if we give Mr. McMillan at least one full month's advance notice of termination, these termination payments will be reduced by one month's salary for each full month of advance notice given. In addition, the equity awards held by Mr. McMillan would continue to vest post-termination for 120 days from the termination date.

No other benefits accrue to the named executive officers under their severance arrangements (such as continuation of medical benefits) under their current employment contracts. The incentive compensation plan applicable to Mr. McMillan for 2011 (as described below under "Incentive Plan Compensation – Incentive Sales Compensation Plan," and which is subject to change on a quarterly basis) provides that he will receive commission payments based on gross profit recognized from invoices generated prior to termination, and that with respect to quarterly bonuses, he must be employed on the last day of a quarter to be eligible for any amounts.

The agreements with our named executive officers govern the termination of the officer by the Company; they do not address termination by an acquiring company of a named executive officer after a change in control of the Company. There are no individual change-in-control agreements in effect with any of our named executive officers. The terms of our Third Amended and Restated Stock Plan (the "Stock Plan") do not specifically provide for accelerated vesting of equity awards for participants in the event of a change in control. Instead, the Stock Plan provides that individual equity award agreements *may* provide for accelerated vesting in connection with certain transactions defined in the Stock Plan (including certain change-in-control transactions). No currently outstanding equity award agreement provides for such acceleration of vesting. In addition, the Stock Plan provides that the Board of Directors may elect to accelerate vesting for any Stock Plan participant at such times and in such amounts as the Board of Directors determines. Any change in control agreement with an executive officer, should it be deemed necessary, would require approval by the Compensation Committee and the Board of Directors.

Determination of Compensation

Total Compensation

For purposes of evaluating executive officer total compensation including base salary, discretionary bonus, equity awards and incentive compensation, the Compensation Committee primarily considers two factors:

- *Benchmark data*: Historically, the Compensation Committee has engaged a compensation consultant on an annual basis to review and benchmark our executive compensation programs.
- *Company and individual-specific factors*: In addition to considering compensation levels of executives at similarly sized regional public companies, the Compensation Committee, in conjunction with the Chief Executive Officer, reviews the Company's financial performance objectives as well as non-financial performance objectives applicable to each executive (other than the Chief Executive Officer). The Company's financial performance objectives are determined through collaboration with the Chief Executive Officer, the Board of Directors and the Compensation Committee. The non-financial performance objectives applicable to each executive officer (other than the Chief Executive Officer) are determined in collaboration with the Chief Executive Officer, the executive

officer and the Compensation Committee. The Compensation Committee, without input from the Chief Executive Officer, determines the financial and non-financial performance objectives applicable to the Chief Executive Officer. These objectives and associated awards are governed by the AEBP with respect to Mr. Crowley, Mr. Mahan, and other executive officers who are not members of the sales team, and are governed by a non-equity incentive sales compensation plan with respect to Mr. McMillan. These incentive plans are described below under "Incentive Plan Compensation."

Base Salary and Discretionary Bonus

The Compensation Committee's goal is to provide a competitive base salary for our executive officers. The Compensation Committee has not established any formal guidelines for purposes of setting base salaries (such as payment at a particular percentile of the benchmark group), but instead considers the benchmark data along with the Company's performance and the individual's performance and experience in determining what represents a competitive salary. The Compensation Committee also considers these factors in its recommendations to the Board of Directors regarding whether and in what amounts to award discretionary cash bonuses, apart from cash awards that may be provided for under incentive plans.

With respect to both 2010 and 2011, in response to overall economic conditions and a need for the Company to proactively manage expenses, our Chief Executive Officer, in conjunction with the Compensation Committee and the Board of Directors, determined that executive salaries would not be changed. The Compensation Committee and the Board of Directors also determined that the Chief Executive Officer's salary would not be changed with respect to 2010 or 2011 for the same reasons. Mr. Crowley's then annual base salary of $270,000 and Mr. Mahan's annual base salary of $208,000 had, therefore, been in effect since March 2008. Mr. McMillan joined the Company in February 2010. In January 2011, the Compensation Committee engaged a compensation consultant to review and benchmark the Company's executive compensation programs. A nationally recognized, technology-oriented compensation survey, which included both private and public companies whose annual revenue was between $80 million to $95 million, was used for purposes of benchmarking. The Compensation Committee, after evaluating benchmark data and the company- and individual-specific factors outlined above, recommended to the Board of Directors that the annual base salaries of the Company's executive officers, except for Mr. McMillan, be increased. The Board of Directors approved this recommendation with the annual base salary increases taking effect January 1, 2012. While Mr. McMillan did not receive an annual base salary increase, he did receive an increase in the incentive compensation portion of his compensation structure such that his annual incentive compensation "at plan" was increased from $190,000 to $200,000 effective January 1, 2012.

The following table presents the current annual base salaries of our named executive officers:

Name	Annual Base Salary
Brian T. Crowley	$295,000
Scott C. Mahan	$230,000
Mark E. McMillan	$160,000

Equity Awards

Longer-term incentives in the form of grants of stock options, restricted stock, restricted stock units and other forms of equity instruments to executive officers are governed by the Stock Plan and are made both under incentive plans and outside of those plans.

The Compensation Committee recommends grants and awards of stock options and other forms of equity instruments awarded to our executive officers under the Stock Plan. Grants and awards recommended by the Compensation Committee are then submitted to the Board of Directors for approval. Stock options have historically been granted at the time of hire of an executive officer. Further, the Compensation Committee periodically reviews the equity ownership of the executive officers and may recommend to the Board of Directors additional awards of equity instruments under the Stock Plan based on a number of factors, including benchmark data, Company performance and individual performance, the vested status of currently outstanding equity awards, the executive's equity ownership in relation to the other executives and other factors. The Compensation Committee maintains no formal guidelines for these periodic reviews. Stock options are awarded with exercise prices equal to the closing market price per share of our common stock on the grant date.

Our named executive officers also participate in incentive compensation programs as described below. Mr. Crowley and Mr. Mahan, as well as other executive officers of the Company who are not members of the sales team, participate in the AEBP, while Mr. McMillan, as our Vice President, Worldwide Sales and Marketing, participates in a non-equity incentive sales compensation plan.

Incentive Plan Compensation

Annual Executive Bonus Program ("AEBP")

The objectives of the AEBP are to:

- Encourage and reward individual and corporate performance;
- Seek alignment of executive officers' compensation with shareholder interests on both a short-term and long-term basis; and
- Attract and retain highly-qualified executives.

The AEBP, under which executive officers, other than the Company's Vice President, Worldwide Sales and Marketing, have the potential to earn awards of cash and restricted stock units, is maintained in collaboration among the Compensation Committee, the Board of Directors and the Chief Executive Officer. Payment under the AEBP is contingent on the achievement of an adjusted annual net income target for the Company and the achievement of individual objectives set for the executive. Individual objectives may be related to achievements such as growing revenue streams, developing successful new products, maintaining low involuntary employee turnover and improving infrastructure to enhance business velocity.

The amount of bonus earned under the AEBP is determined by the following formula, the elements of which are described below:

*Bonus Amount = Base Salary * Target Bonus Opportunity * Company Achievement Multiplier (50% to 150%) * Individual Achievement Multipliers (0% to 100%)*

Target Bonus Opportunity. The Target Bonus Opportunity for each executive officer is set as a percentage of base salary. The philosophy used by the Compensation Committee in setting the Target Bonus Opportunity is similar to that used in setting base salaries for the executive officers, including consideration of the benchmark data described previously, among other things. The 2011 Target Bonus Opportunity percentages were as follows for the named executives:

Title	Target Bonus Opportunity
Chief Executive Officer	65%
Chief Financial Officer	50%

Company Achievement Multiplier. The Compensation Committee, in conjunction with the Chief Executive Officer and Board of Directors, determines the threshold financial measures that the Company must meet in order for executives to earn bonuses under the AEBP. Because reported net income contains equity-based compensation expense, and because the actual amount of compensation expense is variable based on factors largely out of the control of the executive team, the Compensation Committee has decided that net income with equity-based expense added back, or "adjusted net income," will be used as the primary measure for achievement in the AEBP. Additionally, because it is not possible to accurately forecast the amount of executive bonuses earned at the start of the year, and because executive bonuses are not included in the Company's annual budget, adjusted net income excludes any executive bonus expense. The Compensation Committee also has discretion to make other adjustments based on particular facts and circumstances that may arise. The Compensation Committee has set three adjusted net income targets:

Bonus Trigger: This is the amount of adjusted net income that the Company must earn in order for any AEBP bonuses to be paid. Once adjusted net income reaches this amount, the Company Achievement Multiplier is set at 50%.

Bonus Target: This is the target adjusted net income level at which the Company Achievement Multiplier is set at 100%. This number corresponds to the net income number set forth in the 2011 budget that is formally approved by the Board of Directors, with any 2011 equity-based compensation expense estimate added back.

Bonus Cap: This is the adjusted net income level at which the Company Achievement Multiplier will cap at 150%.

If the Company does not achieve the Bonus Trigger, then the Company Achievement Multiplier is set at 0%, and no bonuses are paid under the AEBP.

When adjusted net income falls between the Bonus Trigger and the Bonus Target, the Company Achievement Multiplier will be prorated from 50% to 100%. When adjusted net income falls between the Bonus Target and the Bonus Cap, the Company Achievement Multiplier will be prorated from 100% to 150%. If adjusted net income is greater than the Bonus Cap, the Company Achievement Multiplier will remain capped at 150%.

For 2011, the financial targets for the Company Achievement Multiplier were as follows:

Description	Adjusted Net Income		
	Minimum	Maximum	Bonus Percentage
Below Trigger	$ 0	$ 6,286,399	0%
Trigger to Target	$ 6,286,400	$ 7,858,000	50% to 100% prorated
Target	$ 7,858,000	$ 7,858,000	100%
Above Target	$ 7,858,000	$10,215,400	100% to 150% prorated
	$10,215,400	and above	capped at 150%

Individual Achievement Multiplier. Each executive other than the Chief Executive Officer is assigned objectives by the Chief Executive Officer. The Compensation Committee in conjunction with the Board of Directors determines the Chief Executive Officer's objectives. Objectives for executives other than the Chief Executive Officer may be modified by the Chief Executive Officer during the year in order to suit current business conditions. Objectives are meant to provide guidance and incentive for each executive in the day to day operation of a particular business function.

Each objective carries a particular weighting, with the sum of all objective weightings adding up to 100%.

At the end of the year, the Chief Executive Officer reviews each objective with the particular executive, and determines if the objective was achieved (0% or 100%), or in the case of a prorated objective, what percentage of the objective was achieved. The Chief Executive Officer's determination is reviewed by the Compensation Committee. The Compensation Committee reviews the Chief Executive Officer's achievement of objectives.

The Individual Achievement Multiplier is then determined by multiplying the achievement level of each objective by the assigned weighting for that objective. The results for all objectives are then added together to form the Individual Achievement Multiplier. For example, if an executive had four objectives, each weighted at 25%, the Individual Achievement Multiplier would be determined as follows:

*Individual Achievement Multiplier = (Objective 1 Achievement % * 25%) + (Objective 2 Achievement % * 25%) + (Objective 3 Achievement % * 25%) + (Objective 4 Achievement % * 25%)*

As noted above, the objective achievement percentage for pass/fail objectives will be 0% or 100%. For prorated objectives, the objective achievement percentage will be prorated between 0% and 100%, inclusive.

Payment of Bonuses. When an executive earns a bonus under the AEBP, the mix of consideration is dependent on the amount of bonus earned. The amount of the bonus which is up to or equal to 50% of the executive's base salary (or prorated base salary if the executive was not with us for the full year) is paid in cash, with the remainder paid in the form of restricted stock units which vest over two years in four equal installments semiannually on the last day of July and December of the two years following the year as to which the bonus is payable. The total number of restricted stock units in the grant is determined by dividing the non-cash portion of the bonus by the closing price of our common stock on the date of grant. Generally, the Compensation Committee and Chief Executive Officer will attempt to complete bonus calculations as quickly as possible once the fiscal year ends and our finance team has delivered a stable view of adjusted net income for the year. Once the bonus calculations are complete, they must be presented to and approved by the Board of Directors. If restricted stock units are to be awarded to executives, the grant date will be the date that the AEBP awards are approved by the Board of Directors.

Executives must be employed by us at the end of the measurement year in order to be eligible for a bonus. If an executive leaves the employ of the Company before previously awarded restricted stock units have fully vested, any unvested units will be forfeited.

Computation of 2011 Bonus Amounts. In 2011, our adjusted net income did not exceed the minimum trigger, and therefore no bonuses were achieved.

Incentive Sales Compensation Plan

Sales executives participate in non-equity incentive compensation plans with provisions tailored to the particular individual. The terms of these plans, including the 2011 plan applicable to Mr. McMillan, are determined by agreement with the sales executive each year with respect to a particular year's incentive compensation, but with terms that are subject to change each quarter. The plan applicable to Mr. McMillan for 2011 provided for commissions and bonuses based on Company performance, including percentage commissions on worldwide gross profit from particular business lines, and bonuses of fixed dollar amounts payable quarterly based on achievement of gross profit quotas for those business lines. There are no minimum or maximum amounts payable; percentage commissions depend entirely on the Company's level of achievement with respect to the particular gross profit measures, while quarterly bonuses are either earned or missed according to whether the particular Company performance quota is met. The plan for 2011 did not include any individual performance criteria, as distinguished from AEBP performance criteria.

Special RSU Grants

In August 2010 the Compensation Committee recommended, and the Board of Directors approved, a grant of restricted stock units to certain of our executive officers, the vesting of which was contingent upon our achievement of an adjusted net income target of $3.44 million under the 2010 AEBP. The awards to our named executive officers were in the amounts of 50,000 restricted stock units to Mr. Crowley, and 25,000 restricted stock units to each of Messrs. Mahan and McMillan. These grants were subject to forfeiture in full if the target was not met. Because the target was met, the awards vested in two equal installments, the first on the date the Compensation Committee determined that the target had been met (which occurred on February 22, 2011) and the second on December 31, 2011.

Other Compensation and Perquisites

Executives are eligible to participate in standard benefit plans available to all employees including the Company's 401(k) retirement plan, medical, dental, disability, vacation and sick leave and life and accident insurance. The same terms apply to all employees for these benefits except where the value of the benefit may be greater for executives due to the fact that they are more highly compensated than most other employees (e.g., disability benefits). However, all executive officers receive a phone allowance of $1,800 per year, as do other employees whose job responsibility requires them to be on call. The individuals receiving the allowance are not reimbursed for normal cell phone usage. We provide no pension or deferred compensation benefits to our executive officers. We do not currently have in place any tax "gross-up" arrangements with our executives.

Outstanding Equity Awards at Fiscal Year End

The following table presents the outstanding equity awards held by the named executive officers as of December 31, 2011:

		Option Awards				Stock Awards (5)	
		Number of Securities Underlying Unexercised Options					
Name	Grant Date	Exercisable (#)	Unexercisable (#)	Option Exercise Price ($) (1)	Option Expiration Date (2)	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (6)
Brian T. Crowley	04/01/2002	25,000	—	$14.40	04/01/2012		
	08/29/2002	16,875	—	$ 2.88	08/29/2012		
	08/29/2002	1,875	—	$ 2.88	08/29/2012		
	07/24/2003	75,000	—	$ 4.00	07/24/2013		
	09/21/2004	125,000	—	$ 2.32	09/21/2014		
	03/23/2007	50,000	—	$ 4.34	03/23/2017		
	03/20/2008	42,188	2,812	$ 3.80	03/20/2018(3)		
	02/22/2011					5,249	$ 62,096
	06/30/2011					43,750	$274,312
Scott C. Mahan	01/07/2004	37,500	—	$ 6.47	01/07/2014		
	09/21/2004	62,500	—	$ 2.32	09/21/2014		
	03/23/2007	35,000	—	$ 4.34	03/23/2017		
	03/20/2008	23,438	1,562	$ 3.80	03/20/2018(3)		
	02/22/2011					2,486	$ 29,409
	06/30/2011					26,250	$164,588
Mark E. McMillan	02/22/2010	12,500	37,500	$ 2.34	02/22/2020(4)		
	03/07/2011	56,250	243,750	$ 8.57	03/07/2021(3)		

(1) The option exercise price is set at the closing price of our common stock on the date of grant.
(2) All options outstanding expire ten years from the grant date.
(3) These options vest quarterly over four years from the grant date.
(4) These options vest annually over four years from the grant date.
(5) The awards granted on February 22, 2011 are restricted stock units granted as incentive plan compensation as described above under "Incentive Plan Compensation – Special RSU Grants." The awards granted on June 30, 2011 are restricted stock units granted by the Board of Directors to compensate senior executives for performing their services at below market rates for the preceding years.
(6) Based on the closing price of our common stock of $3.42 on December 31, 2011.

Employee Benefit Plans

Equity Compensation Plan Information

The following table presents certain information regarding our common stock that may be issued upon the exercise of options and vesting of restricted stock units granted to employees, consultants or directors as of December 31, 2011:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	2,180,973(1)	$4.49	366,836(2)
Equity compensation plans not approved by security holders	—	$—	250,000(3)

(1) Amount includes 241,248 restricted stock units granted and unvested as of December 31, 2011.

(2) The Stock Plan currently provides for an automatic annual increase in the number of shares reserved for issuance by an amount equal to the lesser of: (i) four percent of our outstanding shares at the end of the previous fiscal year, (ii) an amount determined by our Board of Directors, or (iii) 375,000 shares. In February 2012, the number of shares reserved for issuance under the Stock Plan was increased by 375,000 per these terms. The number of securities reflected above in column (c) does not reflect this increase. The Company's proposed Fourth Amended and Restated Stock Plan does not provide for any automatic annual increase in the number of shares reserved for issuance thereunder. See Proposal No. 2 below.

(3) Indicates shares of our common stock reserved for issuance under the 2011 Inducement Award Plan ("Inducement Plan"), which we established in connection with our acquisition of MPC Data Limited in 2011. The indicated 250,000 shares were allocated for award under the Inducement Plan at the time it was adopted. The number of shares available for issuance may be modified by our Board of Directors, subject to SEC and NASDAQ limitations. There were no grants under the Inducement Plan during 2011.

Third Amended and Restated Stock Plan

We have granted options to purchase common stock to our officers, directors, employees and consultants under the Stock Plan. The Stock Plan also enables us to grant restricted stock, restricted stock units and certain other equity-based compensation to our officers, directors, employees and consultants. We awarded restricted stock to our directors in 2010 and 2011, and awarded restricted stock units to them during 2011. We also awarded restricted stock units to certain of our officers and other employees in 2010 and 2011. See Proposal No. 2 below for additional information regarding the Stock Plan and the proposed Fourth Amended and Restated Stock Plan.

401(k) Plan

We maintain a tax-qualified 401(k) employee savings and retirement plan for eligible U.S. employees. Eligible employees may elect to defer a percentage of their eligible compensation in the 401(k) plan, subject to the statutorily prescribed annual limit. We may make matching contributions on behalf of all participants in the 401(k) plan in the amount equal to one-half of the first 6% of an employee's contributions. Matching contributions are subject to a vesting schedule; all other contributions are fully vested at all times. We intend the 401(k) plan to qualify under Sections 401(k) and 501 of the Internal Revenue Code of 1986, as amended, so that contributions by employees or the Company to the 401(k) plan and income earned, if any, on plan contributions are not taxable to employees until withdrawn from the 401(k) plan (except as regards Roth contributions), and so that we will be able to deduct our contributions when made. The trustee of the 401(k) plan, at the direction of each participant, invests the assets of the 401(k) plan in any of a number of investment options.

STOCK OWNERSHIP

Security Ownership of Principal Shareholders, Directors and Management

The following table sets forth certain information regarding the beneficial ownership of our common stock as of March 31, 2012 by:

- Each person who is known by us to own beneficially more than five percent of the outstanding shares of common stock;
- Each director and nominee for director of the Company;
- Each of the named executive officers; and
- All of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. The number of shares listed below under the heading "Amount and Nature of Beneficial Ownership" is the aggregate beneficial ownership for each shareholder and includes:

- common stock beneficially owned;
- restricted stock awards;
- currently vested options; and
- stock options and restricted stock units that are not currently vested but will become vested within 60 days of March 31, 2012.

Of this total amount, the number of shares of common stock subject to options that are currently vested and stock options and restricted stock units that are not currently vested but will become vested within 60 days of March 31, 2012 are deemed outstanding for such shareholder (the "Deemed Outstanding Shares") and are also separately listed below under the heading "Number of Shares Underlying Options and RSUs." For purposes of calculating the number of shares beneficially owned by a shareholder, director or executive officer and resulting percentage ownership, the Deemed Outstanding Shares are not treated as outstanding for the purpose of computing the percentage ownership of common stock outstanding of any other person.

This table is based on information supplied by officers, directors, principal shareholders and filings made with the SEC. Percentage ownership is based on 10,923,769 shares of common stock outstanding as of March 31, 2012.

Unless otherwise noted below, the address for each shareholder listed below is: c/o BSQUARE Corporation, 110 110th Avenue NE, Suite 200, Bellevue, Washington 98004. Unless otherwise noted, each of the shareholders listed below has sole investment and voting power with respect to the common stock indicated, except to the extent shared by spouses under applicable law.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Number of Shares Underlying Options and RSUs	Percent of Common Stock Outstanding
5% Owners:			
Renaissance Technologies LLC (1) 800 Third Ave, 33rd Floor New York, NY 10022	644,775	—	5.9%
Directors and Executive Officers:			
Elwood D. Howse, Jr. (2)	141,605	103,188	1.3%
Elliott H. Jurgensen, Jr. (3)	189,495	95,319	1.7%
Scot E. Land (2)	141,875	103,188	1.3%
William D. Savoy (2)	151,230	93,813	1.4%
Kendra A. VanderMeulen (2)	116,855	80,438	1.1%
Brian T. Crowley	557,393	413,398	5.1%
Scott C. Mahan	287,911	196,350	2.6%
Mark E. McMillan	140,610	125,000	1.3%
All executive officers and directors as a group (4)	1,852,626	1,241,050	17.0%

(1) The indicated ownership is based solely on a Schedule 13G/A filed with the SEC on February 13, 2012 by the reporting person and may have changed since the date of its filing.
(2) Beneficial ownership includes 7,208 unvested restricted stock awards, which are subject to forfeiture.
(3) Beneficial ownership includes 12,313 unvested restricted stock awards, which are subject to forfeiture.
(4) Includes two additional executive officers in addition to the listed named executive officers and directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's officers and directors and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC reports of ownership on Form 3 and changes in ownership on Form 4 and Form 5. Officers, directors and greater-than-ten-percent shareholders are required by SEC regulation to furnish to the Company copies of all Section 16(a) forms they file. Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons, the Company believes that during the year ended December 31, 2011, its officers and directors and persons who own more than ten percent of a registered class of the Company's equity securities complied with all applicable Section 16(a) filing requirements, except as to the transactions described below, which were reported outside the applicable filing deadlines.

Four Company officers each filed a Form 5 on February 14, 2012 to report the disposition to the Company of shares of our common stock upon the vesting and settlement of restricted stock units issued to the officer under the Stock Plan, where the disposition was made to satisfy the Company's federal tax withholding obligation in connection with the issuance of common stock to the officer upon such vesting and settlement. The four executive officers and corresponding number of dispositions as to which a Section 16(a) report was not timely filed are as follows: Mr. Crowley (five transactions, three reports on Form 4); Mr. Mahan (five transactions, three reports on Form 4); Mr. McMillan (one transaction and report on Form 4); and Mr. Traynor (four transactions and three reports on Form 4).

In addition, each of Messrs. Crowley, Mahan and Traynor filed a Form 4 on August 19, 2011, after the Section 16(a) deadline, to report the acquisition in each case of a grant of restricted stock units on June 30, 2011.

Biographical details regarding each officer are set forth above under the heading "Executive Officers," and, with respect to Mr. Crowley, the heading "Nominees and Other Directors."

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There were no transactions since January 1, 2010, nor are there any proposed transactions as of the date of this proxy statement, as to which the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years and in which any related person has or will have a direct or indirect material interest, other than equity and other compensation, termination and other arrangements which are described above under "2011 Director Compensation" and "Executive Officer Compensation."

PROPOSAL TWO

APPROVAL OF THE COMPANY'S FOURTH AMENDED AND RESTATED STOCK PLAN

On February 21, 2012, the Company's Board of Directors adopted the Fourth Amended and Restated Stock Plan (the "Fourth Amended and Restated Plan"). A copy of the Fourth Amended and Restated Plan is attached to this proxy statement as Appendix A. The Fourth Amended and Restated Plan provides for the granting of awards to the Company's employees, consultants and directors and amends and restates in its entirety our Third Amended and Restated Stock Plan (the "Third Amended and Restated Plan"). A total of 2,922,809 shares of our common stock are reserved for issuance under the Fourth Amended and Restated Plan (which is the same number of shares of our common stock that were reserved for issuance under our Third Amended and Restated Plan immediately prior to its amendment and restatement).

The material amendments to the Third Amended and Restated Plan that have been incorporated into the Fourth Amended and Restated Plan consist of the deletion of the "evergreen" share renewal provision (which provided for an automatic increase in the number of shares of common stock reserved under the Third Amended and Restated Plan on an annual basis pursuant to a fixed formula) and the extension of the term for an additional ten years. No other changes were made to the Third Amended and Restated Plan, and the number of shares of common stock reserved for issuance has not been increased. Any future increases in the number of shares of common stock reserved for issuance under the Fourth Amended and Restated Plan will require prior shareholder approval.

To date, no awards have been granted under the Fourth Amended and Restated Plan, and all previous awards to the Company's employees, consultants and directors have been granted under the Third Amended and Restated Stock Plan. As of December 31, 2011, there were an aggregate of 27,000 shares of unvested restricted common stock and 241,248 unvested restricted stock units outstanding and 1,939,475 shares of our common stock reserved for issuance upon the exercise of outstanding stock options under the Third Amended and Restated Plan, which shares of restricted stock, restricted stock units and stock options shall continue to remain outstanding pursuant to the terms and conditions of the applicable award agreements. On March 30, 2012, the closing price per share of our common stock as quoted on the NASDAQ Global Select Market was $3.35.

Vote Required for Approval of Fourth Amended and Restated Stock Plan

If a quorum is present and voting, this proposal will be approved if the votes cast in favor of the proposal exceed votes cast against the proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR APPROVAL OF THE FOURTH AMENDED AND RESTATED STOCK PLAN.

Summary of the Fourth Amended and Restated Plan

Below is a summary of the key terms of the Fourth Amended and Restated Plan, which is qualified in its entirety by reference to the text of the Fourth Amended and Restated Plan, a copy of which is attached to this proxy statement as Appendix A.

Purpose. The purpose of the Fourth Amended and Restated Plan is to retain the services of directors, valued key employees and consultants of the Company, to encourage such persons to acquire a greater proprietary interest in the Company, thereby strengthening their incentive to achieve the objectives of the shareholders of the Company, and to serve as an aid and inducement in hiring new employees.

Types of Awards. The Fourth Amended and Restated Plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and non-qualified stock options; stock appreciation rights; restricted and unrestricted stock; and restricted stock units.

Administration. The Fourth Amended and Restated Plan may be administered by the Board of Directors or a committee of the Board of Directors (the "Committee"), which may in turn delegate administrative authority to one or more executive officers of the Company. Subject to the other provisions of the Fourth Amended and Restated Plan, the Committee has the power to determine the terms and conditions of any awards granted under the Fourth Amended and Restated Plan, including but not limited to the individuals to whom awards may be granted, the type of awards, the number of shares subject to the awards and the exercisability thereof. The Committee also has authority to construe and interpret the Fourth Amended and Restated Plan; define the terms used in the Fourth Amended and Restated Plan; prescribe, amend and rescind rules relating to the Fourth Amended and Restated Plan; correct any defect, supply any omission or reconcile any inconsistency in the Fourth Amended and Restated Plan; and make all other determinations necessary or advisable for the administration of the Fourth Amended and Restated Plan. The Company's Chief Executive Officer has been delegated authority with respect to awards to certain specified employee classifications, and the Compensation Committee of the Board serves as the Committee with respect to all other awards, including those to executives subject to limitations under Section 162(m) of the Code ("Section 162(m)").

Stock Reserved Under the Fourth Amended and Restated Plan. The Company is authorized to grant up to a total of 2,922,809 shares of the Company's authorized but unissued, or reacquired, common stock pursuant to awards under the Fourth Amended and Restated Plan. In the event that any outstanding award expires or is terminated for any reason, the shares of common stock allocable to the unexercised or forfeited portion of such award may again be subject to an award granted to the same awardee or to a different eligible awardee.

Eligibility. The Fourth Amended and Restated Plan provides that incentive stock options may be granted only to employees of the Company and that other awards may be granted to employees and to such other persons as the Committee shall select. No awardee shall be eligible to receive in any fiscal year awards for more than 500,000 shares of common stock (subject to adjustment as set forth in the Fourth Amended and Restated Plan in the event of a stock split, stock dividend or similar event).

Stock Options. Each stock option granted under the Fourth Amended and Restated Plan shall be evidenced by a written stock option agreement between the optionee and the Company and shall be subject to the following conditions:

(a) Exercise Price. The Committee determines the exercise price of options to purchase shares of common stock. However, the exercise price of an incentive stock option must not be less than 100% of the fair market value of the Company's common stock on the date the option is granted (110% if issued to any optionee who owns more than 10% of the voting power of all classes of stock of the Company (a "10% Shareholder")). The exercise price of any non-qualified stock options granted to executives subject to Section 162(m) limitations may not be less than the fair market value of the Company's common stock on the date of grant.

(b) *Value Limitation*. The aggregate fair market value of all shares of common stock subject to an optionee's incentive stock options which are exercisable for the first time during any calendar year shall not exceed $100,000, and to the extent any stock option purporting to be an incentive stock option grants an optionee the right to purchase shares with an aggregate fair market value vesting in any one calendar year in excess of $100,000, such stock option, as so determined, shall be deemed a non-qualified stock option for such excess amount. In the event the optionee holds two or more incentive stock options that become exercisable for the first time in the same calendar year, such limitation shall be applied on the basis of the order in which such options were granted.

(c) *Form of Consideration*. The consideration to be paid for the shares of common stock issued upon exercise of an option shall be (i) cash; (ii) by delivery to the Company of shares of common stock previously held by the optionee; (iii) by having shares withheld from the amount of shares of common stock to be received by the optionee, subject to prior approval by the Committee; (iv) by delivery to the Company of irrevocable instructions to a broker to promptly deliver to the Company the amount of sale or loan proceeds required to pay the exercise price; (v) by any combination of the foregoing; or (vi) by complying with any other payment mechanism which the Committee may approve from time to time.

(d) *Exercise of the Option*. Each stock option agreement will specify the term of the option and the date when the option is to become exercisable. The terms of such vesting are determined by the Committee. If no vesting schedule is specified, 25% of the shares covered by each option will become subject to exercise on each anniversary of the date of grant of the option. The Fourth Amended and Restated Plan permits the Committee to accelerate the vesting of options at any time. An option is exercised by giving written notice of exercise to the Company and by tendering full payment of the exercise price to the Company. No option may be exercised for less than 100 shares; provided, however, that if the vested portion of any option is less than 100 shares, it may be exercised with respect to all shares for which it is vested. Only whole shares may be issued pursuant to an option, and to the extent that an option covers a fraction of a share, it is unexercisable.

(e) *Termination of Employment*. Unless the stock option agreement provides otherwise, options granted under the Fourth Amended and Restated Plan which have vested may be exercised within ninety days of the termination of an optionee's relationship with the company (which period may be extended by the Committee until a date not later than the expiration of the option), unless such relationship ceases for cause (in which case the options shall immediately terminate) or death or disability (in which case the options shall be exercisable for a period of one year following the date of death or disability, which period may be extended by the Committee until a date not later than the expiration of the option). Vesting of options ceases as of the date of termination of an optionee's relationship with the Company.

(f) *Assignability*. Options outstanding under the Fourth Amended and Restated Plan may not be sold, pledged, assigned or transferred in any manner, except by will or the laws of descent and distribution or, solely with respect to non-qualified stock options and in the sole discretion of the Committee, to immediate family members.

(g) *Termination of Options*. Excluding incentive stock options issued to 10% Shareholders, options granted under the Fourth Amended and Restated Plan expire on the date set forth in the option agreement (not to exceed ten years from the date of grant in the case of incentive stock options). Incentive stock options granted to 10% Shareholders expire five years from the date of grant (or such shorter period set forth in the option agreement). No option may be exercised by any person after the expiration of its term.

Stock Appreciation Rights. Stock appreciation rights ("SARs") granted under the Fourth Amended and Restated Plan entitle the awardee to receive, subject to the provisions of the Fourth Amended and Restated Plan and the applicable agreement, a payment having an aggregate value equal to the product of (a) the excess of (i) the fair market value on the exercise date of one share of common stock over (ii) the base price per share specified in the applicable agreement, times (b) the number of shares specified by the SAR, or portion thereof, which is exercised. SARs are evidenced by agreements stating the number of shares of common stock subject to the SAR and the terms and conditions of such SAR. In no event will a SAR be exercisable more than ten years from the date it is granted. Awardees have none of the rights of a shareholder of the Company with respect to any shares of common stock represented by a SAR.

SARs may be granted either on a free-standing basis (without regard to or in addition to the grant of a stock option) or on a tandem basis (related to the grant of an underlying stock option). SARs granted in tandem with or in addition to an option may be granted either at the same time as the option or at a later time; provided, however, that a tandem SAR will not be granted with respect to any outstanding incentive stock option without the consent of the awardee. No incentive stock option may be surrendered in connection with the exercise of a tandem SAR unless the fair market value of the common stock subject to the incentive stock option is greater than the exercise price for such incentive stock option. SARs granted in tandem with options will be exercisable only to the same extent and subject to the same conditions as the options related thereto are exercisable. Additional conditions to the exercise of any such tandem SAR may be prescribed by the Committee.

Payment by the Company of the amount receivable upon any exercise of a SAR may be made by the delivery of common stock, cash, or any combination of common stock and cash, as determined in the sole discretion of the Committee from time to time. If upon settlement of the exercise of a SAR an awardee is to receive a portion of such payment in shares of common stock, the number of shares will be determined by dividing such portion by the fair market value of a share of common stock on the exercise date. No fractional shares will be used for such payment and the Committee will determine whether cash will be given in lieu of such fractional shares or whether such fractional shares will be eliminated. In the case of exercise of a tandem SAR, payment will be made in exchange for the surrender of the unexercised related option (or any portion or portions thereof which the awardee from time to time determines to surrender for this purpose).

Restricted and Unrestricted Stock Awards. Under the Fourth Amended and Restated Plan, the Company may grant, or sell at a purchase price determined by the Committee, shares of common stock subject to such restrictions and conditions determined by the Committee at the time of grant ("Restricted Stock"), which purchase price will be payable in cash or other form of consideration acceptable to the Committee. Upon execution of an agreement setting forth the Restricted Stock award and payment of any applicable purchase price, an awardee will have the rights of a shareholder of the Company with respect to the voting of the Restricted Stock, subject to such conditions contained in the applicable agreement. Restricted Stock may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as specifically provided in the applicable agreement.

Under the Fourth Amended and Restated Plan, the Company may also grant, or sell at a purchase price determined by the Committee, shares of common stock free of any vesting restrictions ("Unrestricted Stock"). The right to receive shares of Unrestricted Stock on a deferred basis may not be sold, assigned, transferred, pledged or otherwise encumbered, other than by will or the laws of descent and distribution.

Restricted Stock Units. The Fourth Amended and Restated Plan also provides for the award of restricted stock units ("RSUs"). An RSU is a bookkeeping entry representing the equivalent of one share of common stock. Awards of RSUs are evidenced by an agreement between the awardee and the Company subject to such restrictions and conditions determined by the Committee at the time of grant. Settlement of vested RSUs may be made in the form of (i) cash, (ii) shares of common stock or (iii) or any combination of cash and common stock, as determined by the Committee. RSUs represent unfunded and unsecured obligations of the Company, and a holder of RSUs has no rights other than those of a general creditor of the Company, subject to the terms and conditions of the applicable RSU agreement.

Performance Objectives. Awards under the Fourth Amended and Restated Plan may be made subject to performance objectives as well as time-vesting conditions. Such performance objectives may be established and administered in accordance with the requirements of Code Section 162(m) for awards intended to qualify as "performance-based compensation" thereunder. To the extent that performance objectives under the Fourth

Amended and Restated Plan are applied to awards intended to qualify as performance-based compensation under Code Section 162(m), such performance objectives shall be expressed in terms of one or more of the following: return on equity, return on assets, share price, market share, sales, earnings per share, costs, net earnings, net worth, inventories, cash and cash equivalents, gross margin or the Company's performance relative to its internal business plan. Performance objectives may be in respect of the performance of the Company as a whole (whether on a consolidated or unconsolidated basis), a subsidiary, or a subdivision, operating unit, product or product line of the foregoing. Performance objectives may be absolute or relative and may be expressed in terms of a progression or a range.

Adjustment Upon Changes in Capitalization. If a change in the number or kind of issued shares of the Company occurs as a result of a stock split, reverse stock split, reclassification or certain types of mergers, consolidations, combinations, exchanges of shares or similar restructurings of the Company's capital, the Committee will proportionally adjust the number of shares of common stock issuable upon exercise of an award under the Fourth Amended and Restated Plan, the per share exercise price or both, as well as the number of shares of common stock reserved for issuance pursuant to the Fourth Amended and Restated Plan, so as to preserve the rights of the awardee substantially proportionate to the rights of such awardee prior to such event.

Change of Control. In the event of any dissolution or liquidation of the Company, any merger, sale of substantially all of the Company's assets and/or reorganization in which the Company is not the surviving or resulting corporation, or the acquisition by a third party of at least 30% of the Company's outstanding capital stock through a tender offer or other exchange offer (unless such acquisition is approved by the Board of Directors), and in connection with which no assumption of or substitution of new awards for outstanding awards is made, if so provided for in the agreement representing such award, the award may become exercisable in full; provided, however, that such awards must be exercised upon or immediately prior to the effective date of such dissolution, liquidation, merger, sale, reorganization or acquisition, as applicable. After any such transaction, the Board of Directors, in its reasonable discretion, may determine that any or all outstanding awards that are unvested at the time of, or are not exercised upon consummation of, such transaction will thereafter terminate.

Indemnification of Committee. In addition to all other rights of indemnification they may have by virtue of being a member of the Board of Directors or an executive officer of the Company, members of the Committee and any executive officer to whom administrative authority is delegated under the Fourth Amended and Restated Plan shall be indemnified by the Company for all reasonable expenses and liabilities of any type or nature, including attorneys' fees, incurred in connection with any action, suit or proceeding to which they or any of them are a party by reason of, or in connection with, the Fourth Amended and Restated Plan or any award granted under the Fourth Amended and Restated Plan, and against all amounts paid by them in settlement thereof (provided that such settlement is approved by independent legal counsel selected by the Company), except to the extent that such expenses relate to matters for which it is adjudged that such Committee member or executive officer is liable for willful misconduct.

Amendment and Termination of the Fourth Amended and Restated Plan. The Board of Directors has authority to amend, modify or discontinue the Fourth Amended and Restated Plan or modify or amend awards granted under the Fourth Amended and Restated Plan, provided that no amendment with respect to an outstanding award which has the effect of reducing the benefits afforded to the awardee may be made over the objection of the awardee, except that the events triggering acceleration of vesting of an outstanding award may be modified, expanded or eliminated without the consent of the awardee. The Fourth Amended and Restated Plan shall terminate on February 21, 2022 unless previously terminated by the Board of Directors.

Plan Benefits

The amount and timing of awards granted under the Fourth Amended and Restated Plan are determined in the sole discretion of the Committee and therefore cannot be determined in advance. The future awards that would be received under the Fourth Amended and Restated Plan by executive officers and other employees are discretionary and are therefore not determinable at this time.

Federal Tax Information

Stock Options. Stock options granted under the Fourth Amended and Restated Plan may be either incentive stock options, as defined in Section 422 of the Code, or non-qualified stock options.

An optionee who is granted an incentive stock option will not recognize taxable income either at the time the option is granted or upon its exercise, although the exercise may subject the optionee to the alternative minimum tax. Upon the sale or exchange of the shares more than two years after grant of the option and one year after exercise of the option, any gain or loss will be treated as long-term capital gain or loss. If these holding periods are not satisfied, the optionee will recognize ordinary income at the time of sale or exchange equal to the difference between the exercise price and the lower of (i) the fair market value of the shares at the date of the option exercise or (ii) the sale price of the shares. Any gain or loss recognized on such a premature disposition of the shares in excess of the amount treated as ordinary income will be characterized as long-term or short-term capital gain or loss, depending on the holding period. The Company will be entitled to a deduction in the same amount as the ordinary income recognized by the optionee.

Stock options which do not qualify as incentive stock options are referred to as non-qualified options. An optionee will not recognize any taxable income at the time he or she is granted a non-qualified option. However, upon its exercise, the optionee will recognize taxable income generally measured as the excess of the then fair market value of the shares purchased over the purchase price. Any taxable income recognized in connection with an option exercise by an optionee who is also an employee of the Company will be subject to tax withholding by the Company. The Company will be entitled to a tax deduction in the same amount as the ordinary income recognized by the optionee. Upon disposition of such shares by the optionee, any difference between the sales price and the optionee's purchase price, to the extent not recognized as taxable income as described above, will be treated as long-term or short-term capital gain or loss, depending on the holding period.

SARs. Holders of SARs are not subject to federal income tax upon the grant of a SAR. Upon the exercise of SARs, the amount of any cash and the fair market value as of the date of exercise of any shares of the common stock received is taxable to the awardee as ordinary income, and the Company generally will be entitled to a corresponding deduction. Upon the sale of common stock acquired by the exercise of SARs, an awardee will recognize capital gain or loss (assuming such stock was held as a capital asset) in an amount equal to the difference between the amount realized upon such sale and the fair market value of the stock on the SAR exercise date.

Restricted Stock. An awardee of Restricted Stock is generally not subject to federal income tax upon the grant of such stock. Instead, an awardee of Restricted Stock will recognize ordinary income in an amount equal to (a) the fair market value of the Restricted Stock at the time the shares become transferable or are otherwise no longer subject to a substantial risk of forfeiture (as defined in the Code), minus (b) the price, if any, paid to purchase such stock. The Company will generally be entitled to an equivalent tax deduction in the same tax year in which the awardee recognizes the ordinary income. As an alternative, an awardee may elect (not later than 30 days after acquiring the Restricted Stock) to recognize ordinary income at the time the Restricted Stock is transferred in an amount equal to the fair market value of the Restricted Stock at that time (ignoring any restrictions that will lapse) reduced by the amount paid, if any, for such shares. If an awardee makes this election, then the awardee will not recognize any additional taxable income at the time the restrictions lapse. Nevertheless, if shares in respect of which such election was made are later forfeited, the awardee will not be allowed a tax deduction for the forfeited shares, and the Company will be deemed to recognize ordinary income equal to the amount of the deduction previously allowed to the Company at the time of the election.

Unrestricted Stock. An awardee of Unrestricted Stock is generally subject to federal income tax upon the grant of such stock. The awardee will recognize ordinary income in an amount equal to the fair market value of the Unrestricted Stock at the time the shares are transferred to the awardee, minus the price, if any, paid to purchase such stock.

RSUs. An awardee of unvested RSUs that are settled upon vesting will not recognize taxable income upon the grant of such RSUs. In the year in which the RSU vests and is settled for common stock or cash, the awardee will recognize ordinary income in an amount equal to the fair market value of such common stock or cash. If, upon vesting, an RSU award is settled in installments or the recipient may defer settlement to a future fiscal year, then the RSU arrangement may be treated as deferred compensation subject to the requirements of Code Section 409A.

Code Section 409A. Any deferral of compensation may be subject to the requirements of Code Section 409A. Several forms of compensation allowed under the Fourth Amended and Restated Plan, including, but not limited to, any non-qualified stock options or SARs with an exercise price below the then fair market value per share and certain grants of Restricted Stock and RSUs, may constitute deferred compensation. If an award is treated as deferred compensation and does not otherwise qualify for an exception to Code Section 409A, then the deferred amount is generally subject to an initial election and thereafter may not be accelerated or subject to a further deferral (each subject to certain exceptions). In addition, deferred compensation subject to Code Section 409A can only be paid or settled upon certain events specified in a plan document, including a fixed date, death, disability, an unforeseeable emergency, termination of employment, or change of control. Code Section 409A may also require certain key employees to defer the receipt of separation pay for at least six months after their separation date. On an annual basis, any deferred compensation under an award that does not satisfy the requirements of Code Section 409A will, upon vesting, be currently taxable to the holder of the award and will be subject (in addition to normal income taxes) to a 20% excise tax plus interest.

Code Section 162(m). Code Section 162(m) contains special rules regarding the federal income tax deductibility of compensation paid to our Chief Executive Officer and to the other covered employees under Code Section 162(m). The general rule is that annual compensation paid to any of these specified executives will be deductible only to the extent that it does not exceed $1,000,000 per executive. However, we can preserve the deductibility of certain compensation in excess of $1,000,000 if such compensation qualifies as "performance-based compensation" by complying with certain conditions imposed by Code Section 162(m) rules (including the establishment of a maximum number of shares with respect to which awards may be granted to any one employee during one fiscal year) and if the material terms of such compensation are disclosed to and approved by the shareholders (e.g., see Performance Objectives above). Because of the fact-based nature of the performance-based compensation exception under Code Section 162(m) and the limited availability of binding guidance thereunder, we cannot guarantee that the awards under the Fourth Amended and Restated Plan will qualify for exemption under Code Section 162(m). However, the Fourth Amended and Restated Plan is structured with the intention that the Committee will have the discretion to make awards under the Fourth Amended and Restated Plan that would qualify as "performance-based compensation" and be fully deductible if shareholder approval is obtained. Accordingly, we are seeking shareholder approval of the Fourth Amended and Restated Plan to comply with Code Section 162(m).

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF FEDERAL INCOME TAXATION UPON AWARDEES AND THE COMPANY WITH RESPECT TO AWARDS UNDER THE FOURTH AMENDED AND RESTATED PLAN. IT DOES NOT PURPORT TO BE COMPLETE, AND REFERENCE SHOULD BE MADE TO THE APPLICABLE PROVISIONS OF THE INTERNAL REVENUE CODE. IN ADDITION, THIS SUMMARY DOES NOT DISCUSS THE TAX CONSEQUENCES OF THE AWARDEE'S DEATH OR THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE OR FOREIGN COUNTRY IN WHICH THE AWARDEE MAY RESIDE.

PROPOSAL THREE

RATIFY APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company's Independent Auditors

The independent registered public accounting firm of Moss Adams LLP ("Moss Adams") has acted as the Company's auditor since May 2006 and has audited the Company's financial statements for the years ending December 31, 2011 and 2010. Moss Adams is responsible for performing an independent audit of our consolidated financial statements in accordance with auditing standards generally accepted in the United States and issuing a report on its audit. A representative of Moss Adams is expected to be present at the Annual Meeting, where he or she will have the opportunity to make a statement and to respond to appropriate questions.

The Audit Committee's Charter provides that it shall have the sole authority and responsibility to select, evaluate and, if necessary, replace the Company's independent registered public accounting firm. The Audit Committee has selected Moss Adams as the Company's independent registered public accounting firm for the year ending December 31, 2012.

The Audit Committee pre-approves all audit and non-audit services performed by the Company's auditor and the fees to be paid in connection with such services in order to assure that the provision of such services does not impair the auditor's independence. Unless the Audit Committee provides general pre-approval of a service to be provided by the auditor and the related fees, the service and fees must receive specific pre-approval from the Audit Committee.

The Company is asking the shareholders to ratify the appointment of Moss Adams as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2012. While the Audit Committee will consider the outcome of the shareholder vote, it is not binding. If the shareholders do not ratify this appointment, the Audit Committee will, at its discretion, determine whether to continue with Moss Adams or recommend and appoint a different independent registered public accounting firm.

Audit Fees

Moss Adams billed the Company for audit fees of $257,855 and $240,519 during the years ended December 31, 2011 and 2010, respectively. These audit fees related to professional services rendered in connection with the audit of the Company's annual consolidated financial statements, the reviews of the consolidated financial statements included in each of the Company's quarterly reports on Form 10-Q and accounting services that relate to the audited consolidated financial statements and are necessary to comply with generally accepted auditing standards.

Audit-Related Fees

There were no fees billed for fiscal years 2011 or 2010 for assurance and related services by Moss Adams that were reasonably related to the performance of its audit of our financial statements and not reported under the caption "Audit Fees."

Tax Fees

There were no fees billed for fiscal years 2011 or 2010 for tax compliance, tax advice or tax planning services rendered to the Company by Moss Adams.

All Other Fees

Moss Adams billed the Company $4,000 for fees related to acquisition accounting consultation and evaluation of the valuation report of the acquisition target during the year ended December 31, 2011. Moss

Adams billed the company $5,000 for an audit of certain general and administrative related expenses during the year ended December 31, 2011 related to an international tax credit.

Moss Adams billed the Company $7,000 for fiscal year 2010 in connection with the SEC's review of our Annual Report on Form 10-K for the year ended December 31, 2009.

Audit Committee Report

In connection with the Company's financial statements for the fiscal year ended December 31, 2011, the Audit Committee has:

- Reviewed and discussed the audited financial statements with management;
- Discussed with the Company's independent registered public accounting firm, Moss Adams LLP, the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and
- Received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence and discussed with the independent registered public accounting firm the independent registered public accounting firm's independence.

Based upon these reviews and discussions, the Audit Committee approved the Company's audited financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2011 filed with the Securities and Exchange Commission.

Submitted by the Audit Committee:

Elwood D. Howse, Jr., Chair
Elliott H. Jurgensen, Jr.
Scot E. Land

Vote Required

The ratification of the appointment of Moss Adams LLP as our independent registered public accounting firm requires that the votes cast in favor of the proposal exceed the votes cast against the proposal.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR RATIFICATION OF THE APPOINTMENT OF MOSS ADAMS LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2012.

OTHER MATTERS

Shareholder Communications with the Board of Directors and Board Attendance at Annual Shareholder Meetings

Our shareholders may, at any time, communicate in writing with any member or group of members of the Board of Directors by sending such written communication to the attention of the Secretary of the Company by regular mail to our principal executive offices, email to investorrelations@bsquare.com or facsimile at 425-519-5998. Copies of written communications received by the Secretary of the Company will be provided to the relevant director(s) unless such communications are considered, in the reasonable judgment of the Secretary of the Company, to be improper for submission to the intended recipient(s). Examples of shareholder communications that would be considered improper for submission include, without limitation, customer complaints, solicitations, communications that do not relate directly or indirectly to the Company or our business, or communications that relate to improper or irrelevant topics.

The Chairperson of the Board of Directors is expected to make all reasonable effort to attend the Company's annual shareholder meeting in person. If the Chairperson is unable to attend an annual shareholder meeting for any reason, at least one other member of the Board of Directors is expected to attend in person. Other members of the Board of Directors are expected to attend the Company's annual shareholder meeting in person if reasonably possible. Messrs. Crowley, Howse, Jurgensen and Savoy and Ms. VanderMeulen attended the 2011 Annual Meeting of Shareholders.

Transaction of Other Business

The Board of Directors of the Company knows of no other matters to be submitted at the Annual Meeting. If any other business is properly brought before the Annual Meeting, proxies will be voted in respect thereof as the proxy holders deem advisable.

Annual Report to Shareholders and Form 10-K

Our Annual Report to Shareholders for the year ended December 31, 2011 (which is not a part of our proxy solicitation materials) is being mailed to our shareholders with this proxy statement. A copy of our Annual Report on Form 10-K for the year ended December 31, 2011, without exhibits, is included with the Annual Report to Shareholders.

By Order of the Board of Directors

Scott C. Mahan

Scott C. Mahan
Vice President, Finance & Operations,
Chief Financial Officer, Secretary and Treasurer

Bellevue, Washington
May 4, 2012

Appendix A

BSQUARE CORPORATION
FOURTH AMENDED AND RESTATED
STOCK PLAN

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BSQUARE CORPORATION

FOURTH AMENDED AND RESTATED

STOCK PLAN

1. DEFINITIONS.

Capitalized terms not defined elsewhere in the Plan shall have the following meanings (whether used in the singular or plural).

(a) **"Agreement"** means a written agreement approved by the Committee evidencing Awards granted under the Plan.

(b) **"Approved Transaction"** means

(i) a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock for the account of the Company to the public with aggregate proceeds paid to the Company of not less than $10,000,000 (after the deduction of underwriting commissions and offering expenses);

(ii) the acquisition of the Company by another entity by means of merger, consolidation or other transaction or series of related transactions resulting in the exchange of the outstanding shares of the Company for securities of, or consideration issued, or caused to be issued by, the acquiring entity or any of its affiliates, provided, that after such event the shareholders of the Company immediately prior to the event own less than a majority of the outstanding voting equity securities of the surviving entity immediately following the event;

(iii) any liquidation or dissolution of the Company; and

(iv) any sale, lease, exchange or other transfer not in the ordinary course of business (in one transaction or a series of related transactions) of all, or substantially all, of the assets of the Company.

(c) **"Award"** means any award granted under the Plan, including Options, Stock Awards, Restricted Stock Units and SARs.

(d) **"Awardee"** means any person to whom an Award is granted under the Plan (as well as any permitted transferee of an Award).

(e) **"Board"** means the Board of Directors of the Company.

(f) **"Code"** means the Internal Revenue Code of 1986, as amended from time to time, or any successor statute or statutes thereto. Reference to any specific section of the Code shall include any successor section.

(g) **"Committee"** shall mean the Board, or the committee appointed by the Board pursuant to Section 3(b) of the Plan, if it is administering the Plan.

(h) **"Common Stock"** means the Common Stock, no par value, of the Company.

(i) **"Company"** means BSQUARE CORPORATION, a Washington corporation.

(j) **"Control Purchase"** means any transaction (or series of related transactions) in which any person, corporation or other entity (including any "person" as defined in Sections 13(d)(3) and 14(d)(2) of the Exchange Act, but excluding the Company and any employee benefit plan sponsored by the Company):

(i) purchases any Common Stock (or securities convertible into Common Stock) for cash, securities or any other consideration pursuant to a tender offer or exchange offer unless by the terms of such offer the offeror, upon consummation thereof, would be the "beneficial owner" (as that term is defined in Rule 13d-3 under the Exchange Act) of less than 30% of the shares of Common Stock then outstanding; or

(ii) becomes the "beneficial owner," directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the combined voting power of the then outstanding securities of the

Company ordinarily (and apart from rights accruing under special circumstances) having the right to vote in the election of directors (calculated as provided in Rule 13d-3(d) under the Exchange Act in the case of rights to acquire the Company's securities);

provided, however, that the foregoing shall not constitute a Control Purchase if the transactions or related transactions received the prior approval of a majority of all of the directors of the Company, excluding for such purpose the votes of directors who are directors or officers of, or have a material financial interest in any Person (other than the Company) who is a party to the event specified in either clauses (i) or (ii).

(k) **"Covered Employee"** has the meaning given to it by Section 162(m)(3) of the Code.

(l) **"Date of Grant"** means that date the Committee has deemed to be the effective date of the Award for purposes of the Plan.

(m) **"Disability"** means any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months that renders the Awardee unable to engage in any substantial gainful activity.

(n) **"Effective Date"** means at the time specified in the resolutions of the Board adopting the Plan.

(o) **"Employees"** means individuals employed by the Company or a Related Corporation.

(p) **"Exchange Act"** means the Securities Exchange Act of 1934, as amended from time to time, or any successor statute or statutes thereto. Reference to any specific section of the Exchange Act shall include any successor section.

(q) **"Executive Officer"** shall be defined in Section 3(d).

(r) **"Fair Market Value"** means, if the Common Stock is publicly traded, the last sales price (or, if no last sales price is reported, the average of the high bid and low asked prices) for a share of Common Stock on that day (or, if that day is not a trading day, on the next preceding trading day), as reported by the principal exchange on which the Common Stock is listed, or, if the Common Stock is publicly traded but not listed on an exchange, as reported by The Nasdaq Stock Market, or if such prices or quotations are not reported by The Nasdaq Stock Market, as reported by any other available source of prices or quotations selected by the Committee. If the Common Stock is not publicly traded or if the Fair Market Value is not determinable by any of the foregoing means, the Fair Market Value on any day shall be determined in good faith by the Committee on the basis of such considerations as the Committee deems important.

(s) **"Immediate Family Member"** means a spouse, children or grandchildren of the Optionee.

(t) **"Incentive Stock Option"** means an Option that is an incentive stock option within the meaning of Section 422 of the Code.

(u) **"Non-Employee Director"** has the meaning given to it by Rule 16b-3 promulgated under the Exchange Act of 1934.

(v) **"Non-Insiders"** has the meaning given to by Section 162(m)(3) of the Code.

(w) **"Non-Qualified Stock Option"** means an Option that is not an Incentive Stock Option.

(x) **"Option"** means an option with respect to shares of Common Stock awarded pursuant to Section 6.

(y) **"Optionee"** means any person to whom an Option is granted under the Plan (as well as any permitted transferee of an Option).

(z) **"Outside Director"** has the meaning given to it by the regulations promulgated under Section 162(m) of the Code.

(aa) **"Plan"** means the BSQUARE CORPORATION Fourth Amended and Restated Stock Plan.

(bb) **"Qualified Performance-Based Compensation"** has the meaning given to it by the regulations promulgated under Section 162(m) of the Code.

(cc) **"Related Corporation"** means any corporation (other than the Company) that is a "parent corporation" of the Company or "subsidiary corporation" of the Company, as defined in Sections 424(e) and 424(f), respectively, of the Code.

(dd) **"Restricted Stock Awards"** means Awards granted pursuant to Section 8.

(ee) **"Restricted Stock Unit"** means a bookkeeping entry representing the equivalent of one share of Common Stock, as awarded under the Plan.

(ff) **"SARs"** means Awards granted pursuant to Section 7.

(gg) **"Section 16 Insiders"** means individuals who are subject to Section 16(b) of the Exchange Act with respect to the Common Stock.

(hh) **"Securities Act"** means the Securities Act of 1933, as amended from time to time, or any successor statute or statutes thereto. References to any specific section of the Securities Act shall include any successor section.

(ii) **"Stock Awards"** means Restricted and Unrestricted Stock Awards granted pursuant to Sections 8 and 9, respectively.

(jj) **"Ten Percent Shareholder"** means a person who owns more than ten percent of the total combined voting power of the Company or any related corporation as determined with reference to Section 424(d) of the Code.

(kk) **"Unrestricted Stock Awards"** means Awards granted pursuant to Section 9.

2. PURPOSES.

The purposes of the Plan are to retain the services of directors, valued key employees and consultants of the Company and such other persons as the Committee shall select in accordance with Section 4, to encourage such persons to acquire a greater proprietary interest in the Company, thereby strengthening their incentive to achieve the objectives of the shareholders of the Company, and to serve as an aid and inducement in hiring new employees and to provide an equity incentive to directors, consultants and other persons selected by the Committee.

3. ADMINISTRATION.

(a) Committee.

The Plan shall be administered by the Board unless the Board appoints a separate committee of the board to administer the Plan pursuant to Section 3(b) below. A majority of the members of the Committee shall constitute a quorum, and all actions of the Committee shall be taken by a majority of the members present. Any action may be taken by a written instrument signed by all of the members of the Committee and any action so taken shall be fully effective as if it had been taken at a meeting.

(b) Appointment of Committee.

The Board may appoint a committee consisting of two or more of its members to administer the Plan. The Board shall consider whether a director is (i) an Outside Director and (ii) a Non-Employee Director when appointing any such Committee and shall appoint solely two or more individuals who qualify as Outside Directors if the Board intends for compensation attributable to Options to be Qualified Performance-Based Compensation. The Committee shall have the powers and authority vested in the Board hereunder (including the power and authority to interpret any provision of the Plan or of any Option). The members of any such Committee shall serve at the pleasure of the Board.

(c) Powers; Regulations.

Subject to the provisions of the Plan, and with a view to effecting its purpose, the Committee shall have sole authority, in its absolute discretion, to:

(i) construe and interpret the Plan;

(ii) define the terms used in the Plan;

(iii) prescribe, amend and rescind rules and regulations relating to the Plan;

(iv) correct any defect, supply any omission or reconcile any inconsistency in the Plan;

(v) grant Awards under the Plan;

(vi) determine the individuals to whom Awards shall be granted under the Plan and the type of Award;

(vii) determine the time or times at which Awards shall be granted under the Plan;

(viii) determine the number of shares of Common Stock subject to each Award, the exercise price of each Award, the duration of each Award and the times at which each Award shall become exercisable;

(ix) determine all other terms and conditions of Awards; and

(x) make all other determinations necessary or advisable for the administration of the Plan.

All decisions, determinations and interpretations made by the Committee shall be binding and conclusive on all participants in the Plan and on their legal representatives, heirs and beneficiaries.

(d) Delegation to Executive Officer.

The Committee may by resolution delegate to one or more executive officers (the "Executive Officer") of the Company the authority to grant Awards under the Plan to consultants and employees of the Company who, at the time of grant, are not Section 16 Insiders nor Covered Employees; *provided, however*, that the authority delegated to the Executive Officer under this Section 3 shall not exceed that of the Committee under the provisions of the Plan and shall be subject to such limitations, in addition to those specified in this Section 3, as may be specified by the Committee at the time of delegation.

4. ELIGIBILITY.

Incentive Stock Options may be granted to any individual who, at the time such Options are granted, is an Employee, including Employees who are also directors of the Company. Other Awards may be granted to Employees and to such other persons as the Committee shall select. Awards may be granted in substitution for outstanding options or equity-based awards of another corporation in connection with the merger, consolidation, acquisition of property or stock or other reorganization between such other corporation and the Company or any subsidiary of the Company. At such point as the Company first becomes subject to the periodic reporting requirements of Section 12 of the Exchange Act, no person shall be eligible to receive in any fiscal year Awards for more than 500,000 shares of Common Stock (subject to adjustment as set forth herein).

5. STOCK.

The Company is authorized to grant up to a total of 2,922,809 shares of the Company's authorized but unissued, or reacquired, Common Stock pursuant to Awards under the Plan. The number of shares with respect to which Awards may be granted hereunder (including the amount of the annual increase described in this Section 5) is subject to adjustment as set forth herein. In the event that any outstanding Award expires or is terminated for any reason, the shares of Common Stock allocable to the unexercised or forfeited portion of such

Award may again be subject to an Award granted to the same Awardee or to a different person eligible under Section 4; *provided, however,* that any expired or terminated Awards will be counted against the maximum number of shares with respect to which Awards may be granted to any particular person as set forth in Section 4.

6. TERMS AND CONDITIONS OF OPTIONS.

Each Option granted under the Plan shall be evidenced by an Agreement. Agreements may contain such provisions, not inconsistent with the Plan, as the Committee or Executive Officer, in its discretion, may deem advisable. All Options also shall comply with the following requirements:

(a) Number of Shares and Type of Option.

Each Agreement shall state the number of shares of Common Stock to which it pertains and whether the Option is intended to be an Incentive Stock Option or a Non-Qualified Stock Option. In the absence of action to the contrary by the Committee or Executive Officer in connection with the grant of an Option, all Options shall be Non-Qualified Stock Options. The aggregate Fair Market Value (determined at the Date of Grant) of the Common Stock with respect to which the Incentive Stock Options granted to the Optionee and any incentive stock options granted to the Optionee under any other stock option plan of the Company, any Related Corporation or any predecessor corporation are exercisable for the first time by the Optionee during any calendar year shall not exceed $100,000, or such other limit as may be prescribed by the Code. If

(i) an Optionee holds one or more Incentive Stock Options under the Plan (and/or any incentive stock options under any other stock option plan of the Company, any Related Corporation or any predecessor corporation), and

(ii) the aggregate Fair Market Value of the shares of Common Stock with respect to which, during any calendar year, such Options become exercisable for the first time exceeds $100,000 (said value to be determined as provided above),

then such Option or Options are intended to qualify under Section 422 of the Code with respect to the maximum number of such shares as can, in light of the foregoing limitation, be so qualified, with the shares so qualified to be the shares subject to the Option or Options earliest granted to the Optionee. If an Option that would otherwise qualify as an Incentive Stock Option becomes exercisable for the first time in any calendar year for shares of Common Stock that would cause such aggregate Fair Market Value to exceed $100,000, then the portion of the Option in respect of such shares shall be deemed to be a Non-Qualified Stock Option.

(b) Date of Grant.

Each Agreement shall state the Date of Grant.

(c) Option Price.

Each Agreement shall state the price per share of Common Stock at which it is exercisable. The exercise price shall be fixed by the Committee or Executive Officer at whatever price the Committee or Executive Officer may determine in the exercise of its sole discretion; *provided, however,* that the per share exercise price for an Incentive Stock Option shall not be less than the Fair Market Value at the Date of Grant; *provided further*, that with respect to Incentive Stock Options granted to Ten Percent Shareholders of the Company, the per share exercise price shall not be less than 110 percent (110%) of the Fair Market Value at the Date of Grant; and, *provided further*, that Options granted in substitution for outstanding options of another corporation in connection with the merger, consolidation, acquisition of property or stock or other reorganization involving such other corporation and the Company or any subsidiary of the Company may be granted with an exercise price equal to the exercise price for the substituted option of the other corporation, subject to any adjustment consistent with the terms of the transaction pursuant to which the substitution is to occur.

(d) Duration of Options.

On the Date of Grant, the Committee or Executive Officer shall designate, subject to Section 6(g), the expiration date of the Option, which date shall not be later than ten (10) years from the Date of Grant in the case of Incentive Stock Options; *provided, however,* that the expiration date of any Incentive Stock Option granted to a Ten Percent Shareholder shall not be later than five (5) years from the Date of Grant. In the absence of action to the contrary by the Committee in connection with the grant of an Option, and except in the case of Incentive Stock Options granted to Ten Percent Shareholders, all Options granted under this Section 6 shall expire ten (10) years from the Date of Grant.

(e) Vesting Schedule and Exercisability of Options

No Option shall be exercisable until it has vested. The vesting schedule for each Option shall be specified by the Committee or Executive Officer at the time of grant of the Option; *provided, however,* that if no vesting schedule is specified at the time of grant, the Option shall be vested according to the following schedule:

Number of Years of Continuous Employment With the Company Following Grant Date	Portion of Total Option Which Will Become Vested
1	25%
2	50%
3	75%
4	100%

The Committee or Executive Officer may specify a vesting schedule for all or any portion of an Option based on the achievement of performance objectives established in advance of the commencement by the Optionee of services related to the achievement of the performance objectives. Performance objectives shall be expressed in terms of one or more of the following: return on equity, return on assets, share price, market share, sales, earnings per share, costs, net earnings, net worth, inventories, cash and cash equivalents, gross margin or the Company's performance relative to its internal business plan. Performance objectives may be in respect of the performance of the Company as a whole (whether on a consolidated or unconsolidated basis), a Related Corporation, or a subdivision, operating unit, product or product line of the foregoing. Performance objectives may be absolute or relative and may be expressed in terms of a progression or a range. An Option which is exercisable (in whole or in part) upon the achievement of one or more performance objectives may be exercised only upon completion of the following process: (a) the Optionee must deliver written notice to the Company that the performance objective has been achieved and demonstrating, if necessary, how the objective has been satisfied, (b) within 45 days after receipt of such notice, the Committee will make a good faith determination whether such performance objective has been achieved and deliver written notice to the Optionee detailing the results of such determination; if the Company fails to respond with such 45-day period, then the performance objective shall be presumed to have been achieved and (c) upon receipt of written notice from the Company that the performance objective has been achieved (or upon expiration of such 45-day period without a determination by the Company), the Optionee may exercise the Option; upon receipt of written notice from the Company that the performance objective has not been achieved, the Optionee shall have 15 days to appeal the Company's determination and the Company shall have 15 days after the receipt of such appeal to consider the issues presented by the Optionee and make a determination on the appeal, which determination shall be conclusive and binding on the Optionee.

(f) Acceleration of Vesting.

Except to the extent that such acceleration would render unavailable "pooling of interests" accounting treatment for any reorganization, merger or consolidation of the Company, the vesting of one or more outstanding Options may be accelerated by the Board at such times and in such amounts as it shall determine in its sole discretion.

(g) Term of Option.

Any vested Option granted to an Optionee shall terminate, to the extent not previously exercised, upon the occurrence of the first of the following events:

(i) as designated by (x) the Board in accordance with Section 6(n) hereof or (y) the Committee or the Executive Officer in accordance with Section 6(d) hereof;

(ii) the date of the Optionee's termination of employment or contractual relationship with the Company or any Related Corporation for cause (as determined in the sole discretion of the Committee);

(iii) the expiration of ninety (90) days from the date of the Optionee's termination of employment or contractual relationship with the Company or any Related Corporation for any reason whatsoever other than cause, death or Disability unless the exercise period is extended by the Committee a date not later than the expiration date of the Option;

(iv) the expiration of one year from (A) the date of death of the Optionee or (B) cessation of the Optionee's employment or contractual relationship by reason of Disability unless the exercise period is extended by the Committee until a date not later than the expiration date of the Option; or

(v) any other event specified by the Committee at the time of grant of the Option.

If an Optionee's employment or contractual relationship is terminated by death, any Option granted to the Optionee shall be exercisable only by the person or persons to whom such Optionee's rights under such Option shall pass by the Optionee's will or by the laws of descent and distribution of the state or county of the Optionee's domicile at the time of death. The Committee shall determine whether an Optionee has incurred a Disability on the basis of medical evidence reasonably acceptable to the Committee. Upon making a determination of Disability, the Committee shall, for purposes of the Plan, determine the date of an Optionee's termination of employment or contractual relationship.

Unless accelerated in accordance with Section 6(f), any unvested Option granted to an Optionee shall terminate immediately upon termination of employment of the Optionee by the Company for any reason whatsoever, including death or Disability. For purposes of the Plan, transfer of employment between or among the Company and/or any Related Corporation shall not be deemed to constitute a termination of employment with the Company or any Related Corporation. For purposes of this subsection with respect to Incentive Stock Options, employment shall be deemed to continue while the Optionee is on military leave, sick leave or other bona fide leave of absence (as determined by the Committee). The foregoing notwithstanding, employment shall not be deemed to continue beyond the first ninety (90) days of such leave, unless the Optionee's re-employment rights are guaranteed by statute or by contract.

(h) Exercise of Options.

If less than all of the shares included in an Option are purchased, the remainder may be purchased at any subsequent time prior to the expiration date with respect to, or the termination of, the Option. No portion of any Option may be exercised for less than one hundred (100) shares (as adjusted pursuant to Section 6(m)); *provided, however,* that if the Option is less than one hundred (100) shares, it may be exercised with respect to all shares for which it is vested. Only whole shares may be issued upon exercise of an Option, and to the extent that an Option covers less than one (1) share, it is unexercisable.

An Option or any portion thereof may be exercised by giving written notice to the Company upon such terms and conditions as the Agreement evidencing the Option may provide and in accordance with such other procedures for the exercise of an Option as the Committee may establish from time to time. Such notice shall be accompanied by payment in the amount of the aggregate exercise price for such shares, which payment shall be in the form specified in Section 6(i). The Company shall not be obligated to issue, transfer or deliver a certificate of Common Stock to the holder of any Option until provision has been made by the holder, to the satisfaction of the Company, for the payment of the aggregate exercise price for all shares for which the Option shall have been exercised and for satisfaction of any tax withholding obligations associated with such exercise. Options granted to an Optionee are, during the Optionee's lifetime, exercisable only by the Optionee or a transferee who takes title to the Option in the manner permitted by Section 6(k).

(i) Payment upon Exercise of Option.

Upon the exercise of an Option, the Optionee shall pay to the Company the aggregate exercise price therefor in cash, by certified or cashier's check. In addition, such Optionee may pay for all or any portion of the aggregate exercise price by complying with one or more of the following alternatives:

(1) by delivering to the Company whole shares of Common Stock then owned by such Optionee, or, subject to the prior approval of the Committee, by the Company withholding whole shares of Common Stock otherwise issuable to the Optionee upon exercise of the Option, which shares of Common Stock received or withheld shall be valued for such purpose at their Fair Market Value on the date of exercise.

(2) by delivering a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company the amount of sale or loan proceeds required to pay the exercise price;

(3) by any combination of the foregoing methods of payment; or

(4) by complying with any other payment mechanism, including through the execution of a promissory note, as may be permitted for the issuance of equity securities under applicable securities and other laws and approved by the Committee at the time of exercise.

(j) Rights as a Shareholder.

An Optionee shall have no rights as a shareholder with respect to any shares of Common Stock issuable upon exercise of the Option until such holder becomes a record holder of such shares. Subject to the provisions of Sections 6(m), no rights shall accrue to an Optionee and no adjustments shall be made on account of dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions or other rights declared on, or created in, the Common Stock for which the record date is prior to the date such Optionee becomes a record holder of the shares of Common Stock issuable upon exercise of such Option.

(k) Transfer of Option.

Options granted under the Plan and the rights and privileges conferred by the Plan may not be transferred, assigned, pledged or hypothecated in any manner (whether by operation of law or otherwise) other than by will, by applicable laws of descent and distribution or pursuant to a domestic relations order (as defined in the Code or Title I of the Employment Retirement Income Security Act of 1974 or the rules or regulations thereunder), and shall not be subject to execution, attachment or similar process; *provided, however*, that solely with respect to Non-Qualified Stock Options, the Committee may, in its discretion, authorize all or a portion of the Options to be granted to an Optionee to be on terms which permit transfer by such Optionee to:

(i) Immediate Family Members,

(ii) a trust or trusts for the exclusive benefit of such Immediate Family Members, or

(iii) a partnership in which such Immediate Family Members are the only partners, provided that:

- (x) there may be no consideration for any such transfer,
- (y) the Agreement evidencing such Options must be approved by Committee, and must expressly provide for transferability in a manner consistent with this Section, and

(z) subsequent transfers of transferred Options shall be prohibited other than by will, by applicable laws of descent and distribution or pursuant to a domestic relations order (as defined in the Code or Title I of the Employment Retirement Income Security Act of 1974 or the rules or regulations thereunder).

Following transfer, any such Options shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer, provided that for purposes of Section 6(l)(2), the term "Optionee" shall be deemed to refer to the initial transferor. The events of termination of employment of Section 6(g) shall continue to be applied with respect to the original Optionee, following which the options shall be exercisable by the transferee only to the extent, and for the periods, specified in Section 6(g). Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of any Option or of any right or privilege conferred by the Plan contrary to the provisions hereof, or upon the sale, levy or any attachment or similar process upon the rights and privileges conferred by the Plan, such Option shall thereupon terminate and become null and void.

(l) Securities Regulation and Tax Withholding.

(1) No shares of Common Stock shall be issued upon exercise of an Option unless the exercise of such Option and the issuance and delivery of such shares shall comply with all relevant provisions of law, including, without limitation, any applicable state securities laws, the Securities Act, the Exchange Act, the rules and regulations thereunder and the requirements of any stock exchange upon which such shares may then be listed, and such issuance shall be further subject to the approval of counsel for the Company with respect to such compliance, including the availability of an exemption from registration for the issuance and sale of such shares. The inability of the Company to obtain from any regulatory body the authority deemed by the Company to be necessary for the lawful issuance and sale of any shares under the Plan, or the unavailability of an exemption from registration for the issuance and sale of any shares under the Plan, shall relieve the Company of any liability with respect to the non-issuance or sale of such shares.

As long as the Common Stock is not registered under the Exchange Act, the Company intends that all offers and sales of Options and shares of Common Stock issuable upon exercise of Options shall be exempt from registration under the provisions of Section 5 of the Securities Act, and the Plan shall be administered in a manner so as to preserve such exemption. The Company also intends that the Plan shall constitute a written compensatory benefit plan, within the meaning of Rule 701(b) promulgated under the Securities Act, and that each Option granted pursuant to the Plan at a time when the Common Stock is not registered under the Exchange Act shall, unless otherwise specified by the Committee at the time the Option is granted or at any time thereafter, be granted in reliance on the exemption from the registration requirements of Section 5 of the Securities Act provided by Rule 701.

As a condition to the exercise of an Option, the Committee may require the Optionee to represent and warrant in writing at the time of such exercise that the shares of Common Stock issuable upon exercise of the Option are being purchased only for investment and without any then-present intention to sell or distribute such shares. At the option of the Committee, a stop-transfer order against such shares may be placed on the stock books and records of the Company, and a legend indicating that such shares may not be pledged, sold or otherwise transferred unless an opinion of counsel is provided stating that such transfer is not in violation of any applicable law or regulation, may be stamped on the certificates representing such shares in order to assure an exemption from registration. The Committee also may require such other documentation as it shall, in its discretion, deem necessary from time to time to comply with federal and state securities laws. THE COMPANY HAS NO OBLIGATION TO UNDERTAKE REGISTRATION OF ANY OPTION OR ANY SHARES OF COMMON STOCK ISSUABLE UPON THE EXERCISE OF ANY OPTION.

(2) The Optionee shall pay to the Company by certified or cashier's check, promptly upon exercise of the Option or, if later, the date that the amount of such obligations becomes determinable, all applicable federal, state, local and foreign withholding taxes that the Committee, in accordance with the applicable rules and

regulations, determines to result from the exercise of the Option or from a transfer or other disposition of shares of Common Stock acquired upon exercise of the Option or otherwise related to the Option or shares of Common Stock acquired upon exercise of the Option, which determination by the Committee of the amount due shall be binding upon the Optionee. Upon approval of the Committee, such Optionee may satisfy such obligation by complying with one or more of the following alternatives selected by the Committee:

(A) by delivering to the Company whole shares of Common Stock then owned by such Optionee, or by the Company withholding whole shares of Common Stock otherwise issuable to the Optionee upon exercise of the Option, which shares of Common Stock received or withheld shall have a Fair Market Value on the date of exercise (as determined by the Committee in good faith) equal to the tax obligation to be paid by such Optionee upon such exercise;

(B) by executing appropriate loan documents approved by the Committee by which such Optionee borrows funds from the Company to pay the withholding taxes due under this Section 6(l)(2), with such repayment terms as the Committee shall select;

(C) by any combination of the foregoing methods of payment; or

(D) by complying with any other payment mechanism as may be permitted for the issuance of equity securities under applicable securities and other laws and approved by the Committee from time to time.

(3) The issuance, transfer or delivery of certificates of Common Stock pursuant to the exercise of an Option may be delayed, at the discretion of the Committee, until the Committee is satisfied that the applicable requirements of the federal and state securities laws and the withholding provisions of the Code have been met.

(m) Stock Split, Reorganization or Liquidation.

(1) Upon the occurrence of any of the following events, the Committee shall, with respect to each outstanding Option, proportionately adjust the number of shares of Common Stock issuable upon exercise of such Option, the per share exercise price or both so as to preserve the rights of the Optionee substantially proportionate to the rights of such Optionee prior to such event, and to the extent that such action shall include an increase or decrease in the number of shares of Common Stock issuable upon exercise of outstanding Options, the number of shares available under Section 5 (including the amount of the annual increase in the number of shares reserved for issuance described in Section 5) shall automatically be increased or decreased, as the case may be, proportionately, without further action on the part of the Committee, the Company, the Company's shareholders, or any Optionee:

(i) the Company shall at any time be involved in a transaction described in Section 424(a) of the Code (or any successor provision) or any "corporate transaction" described in the regulations promulgated thereunder;

(ii) the Company subdivides its outstanding shares of Common Stock into a greater number of shares of Common Stock (by stock dividend, stock split, reclassification or otherwise) or combines its outstanding shares of Common Stock into a smaller number of shares of Common Stock (by reverse stock split, reclassification or otherwise); or

(iii) any other event with substantially the same effect shall occur.

(2) If the Company shall at any time declare an extraordinary dividend with respect to the Common Stock, whether payable in cash or other property, or is involved in any recapitalization, spin-off, combination, exchange of shares, warrants or rights offering to purchase Common Stock, or other similar event (including a merger or consolidation other than one that constitutes an Approved Transaction), the Committee may, in the exercise of its sole discretion and with respect to each outstanding Option, proportionately adjust the number of shares of Common Stock issuable upon exercise of such Option, the per share exercise price or both so as to

preserve the rights of the Optionee substantially proportionate to the rights of such Optionee prior to such event, and to the extent that such action shall include an increase or decrease in the number of shares of Common Stock issuable upon exercise of outstanding Options, the number of shares available under Section 5 of the Plan shall automatically be increased or decreased, as the case may be, proportionately, without further action on the part of the Committee, the Company, the Company's shareholders, or any Optionee.

(3) The foregoing adjustments shall be made by the Committee or by the applicable terms of any assumption or substitution document.

(4) With respect to the foregoing adjustments, the number of shares subject to an Option shall always be a whole number. The Committee may, if deemed appropriate, provide for a cash payment to any Optionee in connection with any adjustment made pursuant to this Section 6(m).

(5) The grant of an Option shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, to merge, consolidate or dissolve, to liquidate or to sell or transfer all or any part of its business or assets.

(n) Approved Transactions; Control Purchase.

In the event of any Approved Transaction or Control Purchase, if so provided for in the Agreement representing such Option, an Option may become exercisable in full in respect of the aggregate number of shares thereunder effective upon the Control Purchase or immediately prior to consummation of the Approved Transaction. In the case of an Approved Transaction, the Company shall provide notice of the pendency of the Approved Transaction at least fifteen (15) days prior to the expected date of consummation thereof to each Optionee entitled to acceleration. Each such Optionee shall thereupon be entitled to exercise the vested portion of the Option at any time prior to consummation of the Approved Transaction or immediately following the Control Purchase. Any such exercise shall be contingent on such consummation.

Following consummation of the Approved Transaction or Control Purchase, and until such Option is terminated pursuant to Section 6(g) hereof, any vested portion of Options that are not exercised shall remain exercisable, and any unvested portions of any Options shall remain in effect and continue to vest in accordance with the vesting schedule specified at the time of grant, and upon such vesting shall become exercisable. Notwithstanding the foregoing, in its reasonable discretion, the Board may determine that any or all outstanding Options that are unvested at the time of, or are not exercised upon consummation of, the Approved Transaction or Control Purchase shall thereafter terminate, provided that, in making such determination, the Board shall consider the best interests of the Optionees, the Company and its shareholders, and will make such determination only if the action to be taken, in the opinion of the Board, is appropriate in light of the circumstances under which such determination is made.

Moreover, except to the extent that such determination would render unavailable "pooling of interests" accounting treatment for any reorganization, merger or consolidation of the Company, the Board may take, or make effective provision for the taking of, such action as in the opinion of the Board is equitable and appropriate in order to substitute new stock options for any or all outstanding Options that do not become exercisable on an accelerated basis, or to assume such Options (which assumption may be effected by any means determined by the Board, in its discretion, including, but not limited to, by a cash payment to each Optionee, in cancellation of the Options held by him or her, of such amount as the Board determines, in its sole discretion, represents the then value of the Options) and in order to make such new stock options or assumed Options, as nearly as practicable, equivalent to the old Options, taking into account, to the extent applicable, the kind and amount of securities, cash or other assets into or for which the Common Stock may be changed, converted or exchanged in connection with the Approved Transaction.

7. TERMS AND CONDITIONS OF STOCK APPRECIATION RIGHTS.

(a) Award of Stock Appreciation Rights.

Stock appreciation rights ("SARs") may be granted to eligible participants, either on a free-standing basis (without regard to or in addition to the grant of an Option) or on a tandem basis (related to the grant of an underlying Option). SARs granted in tandem with or in addition to an Option may be granted either at the same time as the Option or at a later time; provided, however, that a tandem SAR shall not be granted with respect to any outstanding Incentive Stock Option without the consent of the Awardee. SARs shall be evidenced by Agreements stating the number of shares of Common Stock subject to the SAR evidenced thereby and the terms and conditions of such SAR. In no event shall a SAR be exercisable more than ten years from the date it is granted. The Awardee shall have none of the rights of a shareholder of the Company with respect to any shares of Common Stock represented by a SAR.

(b) Restrictions of Tandem SARs.

No Incentive Stock Option may be surrendered in connection with the exercise of a tandem SAR unless the Fair Market Value of the Common Stock subject to the Incentive Stock Option is greater than the exercise price for such Incentive Stock Option. SARs granted in tandem with Options shall be exercisable only to the same extent and subject to the same conditions as the Options related thereto are exercisable. Additional conditions to the exercise of any such tandem SAR may be prescribed.

(c) Amount of Payment Upon Exercise of SARs.

A SAR shall entitle the Awardee to receive, subject to the provisions of the Plan and the applicable Agreement, a payment having an aggregate value equal to the product of (i) the excess of (A) the Fair Market Value on the exercise date of one share of Common Stock over (B) the base price per share specified in the applicable Agreement, times (ii) the number of shares specified by the SAR, or portion thereof, which is exercised. In the case of exercise of a tandem SAR, such payment shall be made in exchange for the surrender of the unexercised related Option (or any portion or portions thereof which the Awardee from time to time determines to surrender for this purpose).

(d) Form of Payment Upon Exercise of SARs.

Payment by the Company of the amount receivable upon any exercise of a SAR may be made by the delivery of Common Stock or cash, or any combination of Common Stock and cash, as determined in the sole discretion of the Committee from time to time. If upon settlement of the exercise of a SAR an Awardee is to receive a portion of such payment in shares of Common Stock, the number of shares shall be determined by dividing such portion by the Fair Market Value of a share of Common Stock on the exercise date. No fractional shares shall be used for such payment and the Committee shall determine whether cash shall be given in lieu of such fractional shares or whether such fractional shares shall be eliminated.

8. RESTRICTED STOCK AWARDS.

(a) Nature of Restricted Stock Awards.

A Restricted Stock Award is an Award pursuant to which the Company may, in its sole discretion, grant or sell, at such purchase price as determined by the Committee, in its sole discretion, shares of Common Stock subject to such restrictions and conditions as the Committee may determine at the time of grant ("Restricted Stock"), which purchase price shall be payable in cash or other form of consideration acceptable to the Committee. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives. The terms and conditions of each such Agreement shall be determined by the Committee, and such terms and conditions may differ among individual Awards and Awardees.

(b) Rights as a Shareholder.

Upon execution of an Agreement setting forth the Restricted Stock Award and payment of any applicable purchase price, an Awardee shall have the rights of a shareholder with respect to the voting of the Restricted Stock, subject to such conditions contained in the applicable Agreement. Unless the Committee shall otherwise determine, certificates evidencing the Restricted Stock shall remain in the possession of the Company until such Restricted Stock is vested as provided in Section 8(d) below, and the Awardee shall be required, as a condition of the grant, to deliver to the Company a stock power endorsed in blank.

(c) Restrictions.

Restricted Stock may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as specifically provided herein or in the applicable Agreement. If an Awardee's employment (or other service relationship) with the Company terminates under the conditions specified in the applicable Agreement, or upon such other event or events as may be stated in the applicable Agreement, the Company or its assigns shall have the right or shall agree, as may be specified in the applicable Agreement, to repurchase some or all of the shares of Common Stock subject to the Award at such purchase price as is set forth in such instrument.

(d) Vesting of Restricted Stock.

The Committee at the time of grant shall specify the date or dates and/or the attainment of pre-established performance goals, objectives and other conditions on which Restricted Stock shall become vested, subject to such further rights of the Company or its assigns as may be specified in the applicable Agreement.

(e) Waiver, Deferral and Reinvestment of Dividends.

The Restricted Stock Award Agreement may require or permit the immediate payment, waiver, deferral or investment of dividends paid on the Restricted Stock.

9. UNRESTRICTED STOCK AWARDS.

(a) Grant or Sale of Unrestricted Stock.

The Committee may, in its sole discretion, grant (or sell at a purchase price determined by the Committee) an Unrestricted Stock Award to any Awardee, pursuant to which such Awardee may receive shares of Common Stock free of any vesting restrictions ("Unrestricted Stock") under the Plan. Unrestricted Stock Awards may be granted or sold as described in the preceding sentence in respect of past services or other valid consideration, or in lieu of any cash compensation due to such individual.

(b) Elections to Receive Unrestricted Stock In Lieu of Compensation.

Upon the request of an Awardee and with the consent of the Committee, each such Awardee may, pursuant to an advance written election delivered to the Company no later than the date specified by the Committee, receive a portion of the cash compensation otherwise due to such Awardee in the form of shares of Unrestricted Stock either currently or on a deferred basis.

(c) Restrictions on Transfers.

The right to receive shares of Unrestricted Stock on a deferred basis may not be sold, assigned, transferred, pledged or otherwise encumbered, other than by will or the laws of descent and distribution.

10. TERMS AND CONDITIONS OF RESTRICTED STOCK UNITS.

(a) Restricted Stock Unit Agreement.

Each grant of Restricted Stock Units under the Plan shall be evidenced by an Agreement between the recipient and the Company. Such Restricted Stock Units shall be subject to the terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The provisions of the various Agreements evidencing Restricted Stock Units under the Plan need not be identical.

(b) Number of Shares.

Each Agreement evidencing a Restricted Stock Unit shall specify the number of shares of Common Stock to which the Restricted Stock Unit pertains and shall provide for the adjustment of such number in accordance with Section 12.

(c) Payment for Awards.

To the extent that an Award is granted in the form of Restricted Stock Units, no cash consideration shall be required of the Awardee.

(d) Vesting of Restricted Stock Units.

The Committee at the time of grant shall specify the date or dates and/or the attainment of pre-established performance goals, objectives and other conditions on which the Restricted Stock Unit shall become vested, subject to such further rights of the Company or its assigns as may be specified in the applicable Agreement.

(e) Voting and Dividend Rights.

The holders of Restricted Stock Units shall have no voting rights. Prior to settlement or forfeiture, any Restricted Stock Unit awarded under the Plan may, at the Committee's discretion, carry with it a right to dividend equivalents. Such right entitles the holder to be credited with an amount equal to all cash dividends paid on one share of Common Stock while the Restricted Stock Unit is outstanding. Dividend equivalents may be converted into additional Restricted Stock Units. Settlement of dividend equivalents may be made in the form of cash, in the form of shares of Common Stock, or in a combination of both. Prior to distribution, any dividend equivalents that are not paid shall be subject to the same conditions and restrictions as the Restricted Stock Units to which they attach.

(f) Form and Time of Settlement of Restricted Stock Units.

Settlement of vested Restricted Stock Units may be made in the form of (a) cash, (b) shares of Common Stock or (c) any combination of both, as determined by the Committee. The actual number of Restricted Stock Units eligible for settlement may be larger or smaller than the number included in the original Award, based on predetermined performance factors. Methods of converting Restricted Stock Units into cash may include (without limitation) a method based on the average Fair Market Value of shares of Common Stock over a series of trading days. Vested Restricted Stock Units may be settled in a lump sum or in installments. The distribution may occur or commence when all vesting conditions applicable to the Restricted Stock Units have been satisfied or have lapsed, or it may be deferred to any later date. The amount of a deferred distribution may be increased by an interest factor or by dividend equivalents. Until an Award of Restricted Stock Units is settled, the number of such Restricted Stock Units shall be subject to adjustment pursuant to Section 12.

(g) Creditors' Rights.

A holder of Restricted Stock Units shall have no rights other than those of a general creditor of the Company. Restricted Stock Units represent an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Restricted Stock Agreement.

11. SECURITIES REGULATION AND TAX WITHHOLDING.

(a) No shares of Common Stock shall be issued upon exercise of an Award unless the exercise of such Award and the issuance and delivery of such shares shall comply with all relevant provisions of law, including, without limitation, any applicable state securities laws, the Securities Act, the Exchange Act, the rules and regulations thereunder and the requirements of any stock exchange upon which such shares may then be listed, and such issuance shall be further subject to the approval of counsel for the Company with respect to such compliance, including the availability of an exemption from registration for the issuance and sale of such shares. The inability of the Company to obtain from any regulatory body the authority deemed by the Company to be necessary for the lawful issuance and sale of any shares under the Plan, or the unavailability of an exemption from registration for the issuance and sale of any shares under the Plan, shall relieve the Company of any liability with respect to the non-issuance or sale of such shares.

As long as the Common Stock is not registered under the Exchange Act, the Company intends that all offers and sales of Awards and shares of Common Stock issuable upon exercise of Awards shall be exempt from registration under the provisions of Section 5 of the Securities Act, and the Plan shall be administered in a manner so as to preserve such exemption. The Company also intends that the Plan shall constitute a written compensatory benefit plan, within the meaning of Rule 701(b) promulgated under the Securities Act, and that each Award granted pursuant to the Plan at a time when the Common Stock is not registered under the Exchange Act shall, unless otherwise specified by the Committee at the time the Award is granted or at any time thereafter, be granted in reliance on the exemption from the registration requirements of Section 5 of the Securities Act provided by Rule 701.

As a condition to the exercise of an Award, the Committee may require the Awardee to represent and warrant in writing at the time of such exercise that the shares of Common Stock issuable upon exercise of the Award are being purchased only for investment and without any then-present intention to sell or distribute such shares. At the option of the Committee, a stop-transfer order against such shares may be placed on the stock books and records of the Company, and a legend indicating that such shares may not be pledged, sold or otherwise transferred unless an opinion of counsel is provided stating that such transfer is not in violation of any applicable law or regulation, may be stamped on the certificates representing such shares in order to assure an exemption from registration. The Committee also may require such other documentation as it shall, in its discretion, deem necessary from time to time to comply with federal and state securities laws. THE COMPANY HAS NO OBLIGATION TO UNDERTAKE REGISTRATION OF ANY AWARD OR ANY SHARES OF COMMON STOCK ISSUABLE UPON THE EXERCISE OF ANY AWARD.

(b) The Awardee shall pay to the Company by certified or cashier's check, promptly upon exercise of the Award or, if later, the date that the amount of such obligations becomes determinable, all applicable federal, state, local and foreign withholding taxes that the Committee, in accordance with the applicable rules and regulations, determines to result from the exercise of the Award or from a transfer or other disposition of shares of Common Stock acquired upon exercise of the Award or otherwise related to the Award or shares of Common Stock acquired upon exercise of the Award, which determination by the Committee of the amount due shall be binding upon the Awardee. Upon approval of the Committee, such Awardee may satisfy such obligation by complying with one or more of the following alternatives selected by the Committee:

(i) by delivering to the Company whole shares of Common Stock then owned by such Awardee, or by the Company withholding whole shares of Common Stock otherwise issuable to the Awardee upon exercise of the Award, which shares of Common Stock received or withheld shall have a Fair Market Value on the date of exercise (as determined by the Committee in good faith) equal to the tax obligation to be paid by such Awardee upon such exercise;

(ii) by executing appropriate loan documents approved by the Committee by which such Awardee borrows funds from the Company to pay the withholding taxes due under this Section 11, with such repayment terms as the Committee shall select;

(iii) by any combination of the foregoing methods of payment; or

(iv) by complying with any other payment mechanism as may be permitted for the issuance of equity securities under applicable securities and other laws and approved by the Committee from time to time.

(c) The issuance, transfer or delivery of certificates of Common Stock pursuant to the exercise of an Award may be delayed, at the discretion of the Committee, until the Committee is satisfied that the applicable requirements of the federal and state securities laws and the withholding provisions of the Code have been met.

12. STOCK SPLIT, REORGANIZATION OR LIQUIDATION.

(a) Upon the occurrence of any of the following events, the Committee shall, with respect to each outstanding Award, proportionately adjust the number of shares of Common Stock issuable upon exercise of such Award, the per share exercise price or both so as to preserve the rights of the Awardee substantially proportionate to the rights of such Awardee prior to such event, and to the extent that such action shall include an increase or decrease in the number of shares of Common Stock issuable upon exercise of outstanding Awards, the number of shares available under Section 5 (including the amount of the annual increase in the number of shares reserved for issuance described in Section 5) shall automatically be increased or decreased, as the case may be, proportionately, without further action on the part of the Committee, the Company, the Company's shareholders, or any Awardee:

(i) the Company shall at any time be involved in a transaction described in Section 424(a) of the Code (or any successor provision) or any "corporate transaction" described in the regulations promulgated thereunder;

(ii) the Company subdivides its outstanding shares of Common Stock into a greater number of shares of Common Stock (by stock dividend, stock split, reclassification or otherwise) or combines its outstanding shares of Common Stock into a smaller number of shares of Common Stock (by reverse stock split, reclassification or otherwise); or

(iii) any other event with substantially the same effect shall occur.

(b) If the Company shall at any time declare an extraordinary dividend with respect to the Common Stock, whether payable in cash or other property, or is involved in any recapitalization, spin-off, combination, exchange of shares, warrants or rights offering to purchase Common Stock, or other similar event (including a merger or consolidation other than one that constitutes an Approved Transaction), the Committee may, in the exercise of its sole discretion and with respect to each outstanding Award, proportionately adjust the number of shares of Common Stock issuable upon exercise of such Award, the per share exercise price or both so as to preserve the rights of the Awardee substantially proportionate to the rights of such Awardee prior to such event, and to the extent that such action shall include an increase or decrease in the number of shares of Common Stock issuable upon exercise of outstanding Awards, the number of shares available under Section 5 of the Plan shall automatically be increased or decreased, as the case may be, proportionately, without further action on the part of the Committee, the Company, the Company's shareholders, or any Awardee.

(c) The foregoing adjustments shall be made by the Committee or by the applicable terms of any assumption or substitution document.

(d) With respect to the foregoing adjustments, the number of shares subject to an Award shall always be a whole number. The Committee may, if deemed appropriate, provide for a cash payment to any Awardee in connection with any adjustment made pursuant to this Section 12.

(e) The grant of an Award shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, to merge, consolidate or dissolve, to liquidate or to sell or transfer all or any part of its business or assets.

13. APPROVED TRANSACTIONS; CONTROL PURCHASE.

In the event of any Approved Transaction or Control Purchase, if so provided for in the Agreement representing such Award, an Award may become exercisable in full in respect of the aggregate number of shares thereunder effective upon the Control Purchase or immediately prior to consummation of the Approved Transaction. In the case of an Approved Transaction, the Company shall provide notice of the pendency of the Approved Transaction at least fifteen (15) days prior to the expected date of consummation thereof to each Awardee entitled to acceleration. Each such Awardee shall thereupon be entitled to exercise the vested portion of the Award at any time prior to consummation of the Approved Transaction or immediately following the Control Purchase. Any such exercise shall be contingent on such consummation.

Following consummation of the Approved Transaction or Control Purchase, and until such Award is terminated, any vested portion of Awards that are not exercised shall remain exercisable, and any unvested portions of any Awards shall remain in effect and continue to vest in accordance with the vesting schedule specified at the time of grant, and upon such vesting shall become exercisable. Notwithstanding the foregoing, in its reasonable discretion, the Board may determine that any or all outstanding Awards that are unvested at the time of, or are not exercised upon consummation of, the Approved Transaction or Control Purchase shall thereafter terminate, provided that, in making such determination, the Board shall consider the best interests of the Awardees, the Company and its shareholders, and will make such determination only if the action to be taken, in the opinion of the Board, is appropriate in light of the circumstances under which such determination is made.

Moreover, except to the extent that such determination would render unavailable "pooling of interests" accounting treatment for any reorganization, merger or consolidation of the Company, the Board may take, or make effective provision for the taking of, such action as in the opinion of the Board is equitable and appropriate in order to substitute new awards for any or all outstanding Awards that do not become exercisable on an accelerated basis, or to assume such Awards (which assumption may be effected by any means determined by the Board, in its discretion, including, but not limited to, by a cash payment to each Awardee, in cancellation of the Awards held by him or her, of such amount as the Board determines, in its sole discretion, represents the then value of the Awards) and in order to make such new stock options or assumed Awards, as nearly as practicable, equivalent to the old Awards, taking into account, to the extent applicable, the kind and amount of securities, cash or other assets into or for which the Common Stock may be changed, converted or exchanged in connection with the Approved Transaction.

14. EFFECTIVE DATE; TERM.

The Plan shall be effective at the time specified in the resolutions of the Board adopting the Plan (the "Effective Date"). Awards may be granted by the Committee or Executive Officer from time to time thereafter until the tenth anniversary of the Effective Date. Termination of the Plan shall not terminate any Award granted prior to such termination. Issuance of Non-Qualified Stock Options under the Plan shall be subject to the requirement of RCW 21.20.310(10) that the Administrator of Securities of the Department of Financial Institutions of the State of Washington be provided with notification of the adoption of the Plan. No Non-Qualified Stock Option shall be granted hereunder until this notification requirement has been satisfied. Issuance of Incentive Stock Options under the Plan within twelve (12) months after the Effective Date shall be subject to the approval of the Plan by the shareholders of the Company at a duly held meeting of shareholders at which a majority of all outstanding voting stock of the Company is represented in person or by proxy. The approval required shall be a majority of the votes cast on the proposal to approve the Plan. Such approval may also be provided pursuant to a written consent in lieu of such meeting. No Incentive Stock Option granted hereunder shall be exercisable until this approval requirement has been satisfied. If this requirement is not satisfied within twelve (12) months after the Effective Date, then, notwithstanding any contrary provision in the Plan (a) no Incentive Stock Options may thereafter be granted under the Plan, and (b) each Incentive Stock Option granted under the Plan prior thereto shall automatically be deemed to be a Non-Qualified Stock Option (except to the extent the Agreement evidencing the Option expressly provides otherwise).

15. NO OBLIGATIONS TO EXERCISE AWARD.

The grant of an Award shall impose no obligation upon the Awardee to exercise such Award.

16. NO RIGHT TO AWARDS OR TO EMPLOYMENT.

Whether or not any Awards are to be granted under the Plan shall be exclusively within the discretion of the Committee, and nothing contained in the Plan shall be construed as giving any person any right to participate under the Plan. The grant of an Award to any Awardee shall in no way constitute any form of agreement or understanding binding on the Company or any Related Corporation, express or implied, that the Company or such Related Corporation will employ or contract with such Awardee for any length of time, nor shall it interfere in any way with the Company's or, where applicable, a Related Corporation's right to terminate such Awardee's employment at any time, which right is hereby reserved.

17. APPLICATION OF FUNDS.

The proceeds received by the Company from the sale of Common Stock issued upon the exercise of Awards shall be used for general corporate purposes, unless otherwise directed by the Board.

18. INDEMNIFICATION OF COMMITTEE.

In addition to all other rights of indemnification they may have by virtue of being a member of the Board or an executive officer of the Company, members of the Committee and the Executive Officer shall be indemnified by the Company for all reasonable expenses and liabilities of any type or nature, including attorneys' fees, incurred in connection with any action, suit or proceeding to which they or any of them are a party by reason of, or in connection with, the Plan or any Award granted under the Plan, and against all amounts paid by them in settlement thereof (provided that such settlement is approved by independent legal counsel selected by the Company), except to the extent that such expenses relate to matters for which it is adjudged that such Committee member or Executive Officer is liable for willful misconduct; provided, *however,* that within fifteen (15) days after the institution of any such action, suit or proceeding, the Committee member or Executive Officer involved therein shall, in writing, notify the Company of such action, suit or proceeding, so that the Company may have the opportunity to make appropriate arrangements to prosecute or defend the same.

19. SHAREHOLDERS AGREEMENT.

Unless the Agreement evidencing an Award expressly provides otherwise, each Awardee may be required, as a condition to the issuance of any shares of Common Stock that such Awardee acquires upon the exercise of the Award, to execute and deliver to the Company a shareholders agreement in such form as may be required by the Company at the time of such exercise, or a counterpart thereof, together with, unless the Awardee is unmarried, a spousal consent in the form required thereby, unless the Awardee has previously executed and delivered such documents and they are in effect at the time of exercise and apply by their terms to the shares to be issued.

20. SEPARABILITY.

With respect to Incentive Stock Options, if the Plan does not contain any provision required to be included herein under Section 422 of the Code, such provision shall be deemed to be incorporated herein with the same force and effect as if such provision had been set out in full herein; *provided, however*, that to the extent any Option that is intended to qualify as an Incentive Stock Option cannot so qualify, the Option, to that extent, shall be deemed to be a Non-Qualified Stock Option for all purposes of the Plan.

21. NON-EXCLUSIVITY OF THE PLAN.

Neither the adoption of the Plan by the Board nor the submission of the Plan to the shareholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options and the awarding of stock and cash otherwise than pursuant to the Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

22. EXCLUSION FROM PENSION AND PROFIT-SHARING COMPUTATION.

By acceptance of an Award, unless otherwise provided in the Agreement evidencing the Award, the Awardee with respect to such Award shall be deemed to have agreed that the Award is special incentive compensation that will not be taken into account, in any manner, as salary, compensation or bonus in determining the amount of any payment or other benefit under any pension, retirement or other employee benefit plan, program or policy of the Company or any of its affiliates.

23. AMENDMENT OF PLAN.

The Board may, at any time, modify, amend or terminate the Plan or modify or amend any Award granted pursuant to the Plan, including, without limitation, such modifications or amendments as are necessary to maintain compliance with applicable statutes, rules or regulations; *provided, however*, that no amendment with respect to an outstanding Award which has the effect of reducing the benefits afforded to the Awardee shall be made over the objection of such Awardee; *further provided*, that the events triggering acceleration of vesting of an outstanding Award may be modified, expanded or eliminated without the consent of the Awardee. The Board may condition the effectiveness of any such amendment on the receipt of shareholder approval at such time and in such manner as the Committee may consider necessary for the Company to comply with or to avail the Company, the Awardees or both of the benefits of any securities, tax, market listing or other administrative or regulatory requirement which the Board determines to be desirable. Without limiting the generality of the foregoing, the Board may modify grants to persons who are eligible to receive Awards under the Plan who are foreign nationals or employed outside the United States to recognize differences in local law, tax policy or custom.

Approved by Board of Directors of the Company: February 21, 2012

Approved by Shareholders of the Company: [ ]

Plan Expires: February 21, 2022

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DIRECTORS, OFFICERS AND CORPORATE INFORMATION

DIRECTORS

Brian T. Crowley
President, Chief Executive Officer Director

Elwood D. Howse, Jr.
Former President,
Cable & Howse, LLC

Elliott H. Jurgensen, Jr.
Chairman of the Board
Retired Partner, KPMG LLP

Scot E. Land
Executive Vice President,
Veratect Corporation

William D. Savoy
Former President,
Vulcan, Inc.

Kendra A. VanderMeuten
President,
National Christian Foundation Seattle

EXECUTIVE OFFICERS

Brian T. Crowley
President, Chief Executive Officer

Scott C. Mahan
Vice President, Finance & Operations, Chief Financial Officer, Secretary, Treasurer

Mark E. McMillan
Vice President,
Worldwide Sales and Marketing

John F.K. Traynor
Vice President,
Products

Mark Whiteside
Vice President,
Professional Services

MAJOR GLOBAL OFFICE LOCATIONS

United States Headquarters:
110 110th Avenue NE, Suite 200
Bellevue, WA 98004
Tel: (425) 519-5900
Fax: (425) 519-5999
www.bsquare.com

Taiwan
2F., No. 337, Fuxing N. Rd.
Taipei City 105
Taiwan, R.O.C.
Tel: 886-2-8712-6055
Fax: 886-2-8712-6033

China
Room 488, Building C, Guomen Building
No.12 JingAnDongLi, Chaoyang District
Beijing 100029 China
Tel: 86-10-6461-2637
Fax: 86-10-6461-7610

United Kingdom
County Gate
County Way
Trowbridge, Wiltshire BA14 7FJ United Kingdom
Tel: 44-1225-710600
Fax: 44-1225-710601

CORPORATE COUNSEL

Summit Law Group PLLC
Seattle, Washington

INDEPENDENT AUDITORS

Moss Adams LLP
Seattle, Washington

TRANSFER AGENT AND REGISTRAR

Computershare
480 Washington Blvd.
Jersey City, NJ 07310
(877) 238-6957

ANNUAL MEETING

The annual meeting of shareholders will be held on Wednesday, June 13, 2012, at 10:00 a.m. local time at BSQUARE Corporation Headquarters, 110 110th Avenue NE, Suite 200, Bellevue, Washington 98004.

FORM 10-K

BSQUARE files an Annual Report with the Securities and Exchange Commission on Form 10-K. Copies are available from BSQUARE without charge upon request. Requests should be sent to investorrelations@bsquare.com

STOCK EXCHANGE LISTING

Our common stock is traded on the Nasdaq Global Market under the symbol "BSQR".

DIVIDENDS

We have never paid cash dividends on our common stock. We currently intend to retain any future earnings to fund the development and growth of our business and, therefore, we do not anticipate paying any cash dividends in the foreseeable future.

This annual report contains forward-looking statements based on current expectations, estimates and projections about our industry and our management's beliefs and assumptions. These forward-looking statements are not guarantees of future performance and are subject to certain risks and uncertainties that are difficult to predict. Please refer to the information set forth under the captions "Risk Factors" and "Forward-Looking Statements" in our Annual Report on Form 10-K and other reports or documents that we file from time to time with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date made, and except as required by law, we undertake no obligation to update any forward-looking statement.

BSQUARE

FORGING SMART CONNECTIONS

110 110th Avenue NE, Suite 200
Bellevue, WA 98004
425-519-5900
www.bsquare.com